FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the OSC and the SEC (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report which appears herein.

March 9, 2012

V. Prem Watsa	John Varnell
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

Independent Auditor’s Report

To the Shareholders of Fairfax Financial Holdings Limited

We have completed an integrated audit of Fairfax Financial Holdings Limited (the Company) and its subsidiaries’ 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2011 and an audit of their 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of the Company and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2011 and 2010 and January 1, 2010 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepting auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as at December 31, 2011 and 2010 and January 1, 2010 and their financial performance and their cash flows for the years ended December 31, 2011 and 2010 in accordance with IFRS.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report on internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 20.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by COSO.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 9, 2012

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2011, December 31, 2010 and January 1, 2010

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
		(US$ millions)
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $249.0; December 31, 2010 – $137.4; January 1, 2010 – $78.9)	5, 28	1,026.7	1,540.7	1,251.6
Insurance contract receivables	10	1,735.4	1,476.6	1,376.8

		2,762.1	3,017.3	2,628.4

Portfolio investments
Subsidiary cash and short term investments	5, 28	6,199.2	3,513.9	3,244.8
Bonds (cost $9,515.4; December 31, 2010 – $11,456.9; January 1, 2010 – $10,516.2)	5	10,835.2	11,748.2	10,918.3
Preferred stocks (cost $555.6; December 31, 2010 – $567.6; January 1, 2010 – $273.0)	5	563.3	583.9	292.8
Common stocks (cost $3,867.3; December 31, 2010 – $3,198.0; January 1, 2010 – $4,081.1)	5	3,663.1	4,133.3	4,893.2
Investments in associates (fair value $1,271.8; December 31, 2010 – $976.9; January 1, 2010 – $604.3)	5, 6	924.3	707.9	423.7
Derivatives and other invested assets (cost $511.4; December 31, 2010 – $403.9; January 1, 2010 – $122.5)	5, 7	394.6	579.4	142.7
Assets pledged for short sale and derivative obligations (cost $810.1; December 31, 2010 – $698.3; January 1, 2010 – $138.3)	5, 7	886.3	709.6	151.5

		23,466.0	21,976.2	20,067.0

Deferred premium acquisition costs	11	415.9	357.0	372.0
Recoverable from reinsurers (including recoverables on paid losses – $313.2; December 31, 2010 – $247.2; January 1, 2010 – $262.8)	9	4,198.1	3,757.0	3,571.1
Deferred income taxes	18	628.2	490.5	299.5
Goodwill and intangible assets	12	1,115.2	949.1	438.8
Other assets	13	821.4	901.0	771.6

		33,406.9	31,448.1	28,148.4

See accompanying notes.

Signed on behalf of the Board

Director	Director

	Notes	December 31, 2011	December 31, 2010	January 1, 2010
		(US$ millions)
Liabilities
Subsidiary indebtedness	15	1.0	2.2	12.1
Accounts payable and accrued liabilities	14	1,656.2	1,263.1	1,290.8
Income taxes payable	18	21.4	31.7	77.6
Short sale and derivative obligations (including at the holding company – $63.9; December 31, 2010 – $66.5; January 1, 2010 – $8.9)	5, 7	170.2	216.9	57.2
Funds withheld payable to reinsurers		412.6	363.2	354.9

		2,261.4	1,877.1	1,792.6

Insurance contract liabilities	8	19,719.5	18,170.2	16,418.6
Long term debt	15	3,017.5	2,726.9	2,301.2

		22,737.0	20,897.1	18,719.8

Equity	16
Common shareholders’ equity		7,427.9	7,697.9	7,295.2
Preferred stock		934.7	934.7	227.2

Shareholders’ equity attributable to shareholders of Fairfax		8,362.6	8,632.6	7,522.4
Non-controlling interests		45.9	41.3	113.6

Total equity		8,408.5	8,673.9	7,636.0

		33,406.9	31,448.1	28,148.4

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2011 and 2010

	Notes	2011	2010
		(US$ millions except per share amounts)
Revenue
Gross premiums written	25	6,743.5	5,362.9

Net premiums written	25	5,607.9	4,449.0

Net premiums earned	25	5,426.9	4,580.6
Interest and dividends	5	705.3	711.5
Share of profit of associates	5	1.8	46.0
Net gains (losses) on investments	5	691.2	(3.0)
Excess of fair value of net assets acquired over purchase price		–	83.1
Other revenue		649.8	549.1

		7,475.0	5,967.3

Expenses
Losses on claims, gross	8	5,541.4	4,238.0
Less ceded losses on claims	9	(956.1)	(839.3)

Losses on claims, net		4,585.3	3,398.7
Operating expenses	26	1,148.3	973.5
Commissions, net	9	795.4	707.5
Interest expense		214.0	195.5
Other expenses	26	740.7	541.0

		7,483.7	5,816.2

Earnings (loss) before income taxes		(8.7)	151.1
Income taxes	18	(56.5)	(186.9)

Net earnings		47.8	338.0

Attributable to:
Shareholders of Fairfax		45.1	335.8
Non-controlling interests		2.7	2.2

		47.8	338.0

Net earnings (loss) per share	17	$(0.31)	$14.90
Net earnings (loss) per diluted share	17	$(0.31)	$14.82
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	16	20,405	20,436

See accompanying notes.

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2011 and 2010

	Notes	2011	2010
		(US$ millions)
Net earnings		47.8	338.0

Other comprehensive income (loss), net of income taxes
Change in unrealized foreign currency translation gains (losses) on foreign operations(1)		(40.8)	121.0
Change in gains and losses on hedge of net investment in foreign subsidiary(2)	7	33.2	(28.2)
Share of other comprehensive income (loss) of associates(3)		(7.5)	12.8
Change in actuarial gains and losses on defined benefit plans(4)	21	(22.6)	30.6

Other comprehensive income (loss), net of income taxes		(37.7)	136.2

Comprehensive income		10.1	474.2

Attributable to:
Shareholders of Fairfax		8.0	472.4
Non-controlling interests		2.1	1.8

		10.1	474.2

(1)	Net of income tax expense of $9.0 (2010 – $11.5).

(2)	Net of income tax recovery of nil (2010 – nil).

(3)	Net of income tax recovery of $0.8 (2010 – income tax expense of $2.7).

(4)	Net of income tax recovery of $9.0 (2010 – income tax expense of $5.0).

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the years ended December 31, 2011 and 2010

(US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2011	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9
Net earnings (loss) for the year	–	–	–	–	45.1	–	45.1	–	45.1	2.7	47.8
Other comprehensive income, net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	(40.3)	(40.3)	–	(40.3)	(0.5)	(40.8)
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	33.2	33.2	–	33.2	–	33.2
Share of other comprehensive income (loss) of associates	–	–	–	–	–	(7.5)	(7.5)	–	(7.5)	–	(7.5)
Change in actuarial gains and losses on defined benefit plans	–	–	–	–	(22.5)	–	(22.5)	–	(22.5)	(0.1)	(22.6)
Issuance of shares	–	–	5.7	(1.6)	–	–	4.1	–	4.1	–	4.1
Purchases and amortization	(4.2)	–	(26.0)	11.3	–	–	(18.9)	–	(18.9)	–	(18.9)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(5.8)	–	(5.8)	–	(5.8)	–	(5.8)
Common share dividends	–	–	–	–	(205.9)	–	(205.9)	–	(205.9)	–	(205.9)
Preferred share dividends	–	–	–	–	(51.5)	–	(51.5)	–	(51.5)	–	(51.5)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	2.5	2.5

Balance as of December 31, 2011	3,243.3	3.8	(72.7)	12.9	4,153.8	86.8	7,427.9	934.7	8,362.6	45.9	8,408.5

Balance as of January 1, 2010	3,054.8	3.8	(28.7)	–	4,269.4	(4.1)	7,295.2	227.2	7,522.4	113.6	7,636.0
Net earnings (loss) for the year	–	–	–	–	335.8	–	335.8	–	335.8	2.2	338.0
Other comprehensive income, net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	–	–	–	–	–	120.9	120.9	–	120.9	0.1	121.0
Change in gains and losses on hedge of net investment in foreign subsidiary	–	–	–	–	–	(28.2)	(28.2)	–	(28.2)	–	(28.2)
Share of other comprehensive income (loss) of associates	–	–	–	–	–	12.8	12.8	–	12.8	–	12.8
Change in actuarial gains and losses on defined benefit plans	–	–	–	–	31.1	–	31.1	–	31.1	(0.5)	30.6
Issuance of shares	199.8	–	3.1	–	–	–	202.9	707.5	910.4	–	910.4
Purchases and amortization	(7.1)	–	(26.8)	3.2	–	–	(30.7)	–	(30.7)	–	(30.7)
Excess over stated value of common shares purchased for cancellation	–	–	–	–	(9.7)	–	(9.7)	–	(9.7)	–	(9.7)
Common share dividends	–		–	–	(200.8)	–	(200.8)	–	(200.8)	–	(200.8)
Preferred share dividends	–	–	–	–	(31.4)	–	(31.4)	–	(31.4)	–	(31.4)
Net changes in capitalization	–	–	–	–	–	–	–	–	–	(4.8)	(4.8)
Other	–	–	–	–	–	–	–	–	–	(69.3)	(69.3)

Balance as of December 31, 2010	3,247.5	3.8	(52.4)	3.2	4,394.4	101.4	7,697.9	934.7	8,632.6	41.3	8,673.9

See accompanying notes.

Consolidated Statements of Cash Flows

for the years ended December 31, 2011 and 2010

	Notes	2011	2010
		(US$ millions)
Operating activities
Net earnings		47.8	338.0
Amortization of premises and equipment and intangible assets		59.5	48.5
Net bond discount amortization		(69.7)	(36.9)
Amortization of share-based payment awards		11.3	3.2
Share of profit of associates		(1.8)	(46.0)
Deferred income taxes	18	(128.1)	(203.5)
Net (gains) losses on investments	5	(691.2)	3.0
Excess of fair value of net assets acquired over purchase price	23	–	(83.1)
Loss on repurchase of long term debt		104.2	2.3
Net (purchases) sales of securities classified as at FVTPL:
Short term investments		(4,098.7)	720.8
Bonds		2,574.6	(92.0)
Preferred stocks		6.4	(234.4)
Common stocks		(2.6)	1,619.9
Net derivatives and short sales		265.6	(985.9)

		(1,922.7)	1,053.9

Changes in operating assets and liabilities	28	701.2	(14.4)

Cash provided by (used in) operating activities		(1,221.5)	1,039.5

Investing activities
Net purchases of investments in associates	6, 23	(130.5)	(214.8)
Net purchases of premises and equipment and intangible assets		(42.2)	(38.6)
Net purchase of subsidiaries, net of cash acquired	23	276.5	(454.9)

Cash provided by (used in) investing activities		103.8	(708.3)

Financing activities
Subsidiary indebtedness:	15
Issuances		10.5	20.5
Repayment		(52.4)	(31.0)
Long term debt:	15
Issuances		906.2	269.6
Issuance and consent solicitation costs		(6.7)	(7.8)
Repayment		(762.3)	(27.7)
Net repurchases of subsidiary securities		–	(75.0)
Subordinate voting shares:	16
Issuances		–	200.0
Issuance costs		–	(0.3)
Repurchases		(10.0)	(16.8)
Preferred shares:	16
Issuances		–	724.0
Issuance costs		–	(22.8)
Purchase of subordinate voting shares for treasury	16	(26.0)	(26.8)
Common share dividends	16	(205.9)	(200.8)
Preferred share dividends	16	(51.5)	(31.4)

Cash provided by (used in) financing activities		(198.1)	773.7

Increase (decrease) in cash and cash equivalents		(1,315.8)	1,104.9
Cash and cash equivalents – beginning of year		3,275.1	2,156.9
Foreign currency translation		(49.3)	13.3

Cash and cash equivalents – end of year	28	1,910.0	3,275.1

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2011 and 2010

(in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

These consolidated financial statements were approved for issue by the company’s Board of Directors on March 9, 2012.

2.	Basis of Presentation

The consolidated financial statements of the company for the year ended December 31, 2011 represent the first annual financial statements of the company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used to prepare the consolidated financial statements comply with IFRS effective as at December 31, 2011 (except IFRS 9 which was early adopted as described in note 30). Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“US GAAP”). The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses during the reporting periods covered by the consolidated financial statements and the related disclosures. Critical accounting estimates and judgments are described in note 4.

As a financial services holding company, the consolidated balance sheet is presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year would typically be considered as current, including the following balances: cash, short term investments, insurance contract receivables, deferred premium acquisition costs, subsidiary indebtedness, income taxes payable, and short sale and derivative obligations.

The following balances are generally considered as non-current: deferred income taxes and goodwill and intangible assets.

The following balances are generally comprised of current and non-current amounts: bonds, preferred and common stocks, derivatives and other invested assets, recoverable from reinsurers, other assets, accounts payable and accrued liabilities, funds withheld payable to reinsurers, insurance contract liabilities and long term debt.

The company adopted IFRS in accordance with International Financial Reporting Standard 1 First-time Adoption of International Financial Reporting Standards. Reconciliations and explanations of the impact of the transition from Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS as at January 1, 2010 on the financial position and financial results of the company for the year ended December 31, 2010 are provided in note 30. In these consolidated financial statements the term ‘Canadian GAAP’ refers to Canadian GAAP before the adoption of IFRS.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented unless otherwise stated.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Principles of consolidation

Subsidiaries – The company’s consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where Fairfax otherwise has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The operating results of subsidiaries that have been divested during the year are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of earnings. All intercompany balances, profits and transactions are eliminated in full.

The consolidated financial statements are prepared as of December 31, based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Fairfax. The consolidated financial statements include the accounts of the company and all of its subsidiaries at December 31, 2011. The principal subsidiaries are:

Canadian Insurance

Northbridge Financial Corporation (Northbridge)

U.S. Insurance

Crum & Forster Holdings Corp. (Crum & Forster)

Zenith National Insurance Corp. (Zenith National)

Asian Insurance

Fairfax Asia consists of:

Falcon Insurance Company Limited (Falcon)

First Capital Insurance Limited (First Capital)

The Pacific Insurance Berhad (Pacific Insurance)

ICICI Lombard General Insurance Company Limited

    (26% equity accounted interest) (ICICI Lombard)

Runoff

TIG Insurance Company (TIG)

Fairmont Specialty Group Inc. (Fairmont)

General Fidelity Insurance Company (GFIC)

Clearwater Insurance Company (Clearwater)

Valiant Insurance Company (Valiant Insurance)

RiverStone Insurance (UK) Limited (RiverStone (UK))

RiverStone Managing Agency Limited

nSpire Re Limited (nSpire Re)

Reinsurance and Insurance

Odyssey Re Holdings Corp. (OdysseyRe)

Advent Capital (Holdings) PLC (Advent)

Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)

Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)

Group Re, which underwrites business in:

    CRC Reinsurance Limited (CRC Re)

    Wentworth Insurance Company Ltd. (Wentworth)

Other

Hamblin Watsa Investment Counsel Ltd.

    (Hamblin Watsa) (investment management)

Ridley Inc. (Ridley) (animal nutrition)

William Ashley China Corporation (William Ashley)

    (retailer of tableware and gifts)

Sporting Life Inc. (Sporting Life)

    (retailer of sporting goods and sports apparel)

All subsidiaries are wholly-owned except for Ridley, First Capital and Sporting Life with 73.6%, 97.7% and 75.0% ownership interests, respectively (December 31, 2010 – 73.5%, 97.7% and nil, respectively). Pursuant to the transactions described in note 23, the company acquired 100% ownership interests in First Mercury Financial Corporation (“First Mercury”) and Pacific Insurance during the first quarter of 2011, 100% ownership interest in William Ashley during the third quarter of 2011, 75.0% ownership interest in Sporting Life during the fourth quarter of 2011, and 100% ownership interests in Zenith National and GFIC during 2010.

The holding company is a financial services holding company with significant liquid resources that are generally not restricted by insurance regulators. The operating subsidiaries are primarily insurers and reinsurers that are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of operating subsidiaries to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the operating subsidiaries for cash and short term investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

Non-controlling interests – A non-controlling interest is initially recognized at the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital. Effects of transactions with non-controlling interests are recorded in equity if there is no change in control.

Investments in associates – Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. Significant influence is generally presumed to exist when the company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the investee. Assessment of significant influence is based on the substance of the relationship between the company and the investee and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. These investments are reported in investments in associates in the consolidated balance sheets, with the company’s share of profit (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. Gains and losses realized on dispositions and charges to reflect impairment in the value of associates are included in net gains (losses) on investments. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. Any excess of the cost of acquisition over the company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate. Foreign associates are translated in the same manner as foreign subsidiaries. When the company’s share of losses in an associate equals or exceeds its investment in the associate, the company does not record further losses unless it has incurred obligations on behalf of the associate.

At each reporting date, and more frequently when conditions warrant, management assesses investments in associates for potential impairment. If management’s assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of earnings to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Impairment losses and reversal of impairments are recognized in net gains (losses) on investments in the consolidated statement of earnings.

The most recent available financial statements of associates are used in applying the equity method. The difference between the end of the reporting period of the associates and that of the company is generally no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the dates of the associates’ financial statements and the date of the company’s financial statements.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, the consideration transferred in a business combination is measured at fair value at the date of acquisition. This consideration includes any cash paid plus the fair value at the date of exchange of assets given, liabilities incurred and equity instruments issued by the company or its subsidiaries. The consideration transferred also includes contingent consideration arrangements recorded at fair value. Directly attributable acquisition-related costs are expensed in the current period and reported within operating expenses. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. To the extent that the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Any pre-existing equity interests in an acquiree are re-measured to fair value at the date of the business combination and any resulting gain or loss is recognized in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill – Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for the purpose of impairment testing. These cash-generating units represent the lowest level at which goodwill is monitored for internal management purposes. On an annual basis or more frequently if there are potential indicators of impairment, the carrying value of a cash-generating unit, including its allocated goodwill, is compared to its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Goodwill impairment is measured as the excess of the carrying amount over the recoverable amount of a cash-generating unit, and is charged to operating expenses in the consolidated statement of earnings. Impairment charges cannot be reversed for subsequent increases in a cash-generating unit’s recoverable amount. The estimated recoverable amounts are sensitive to the assumptions used in the valuations.

Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated, with the difference between the proceeds and carrying value of the cash-generating unit (inclusive of goodwill and unrealized balances recorded in accumulated other comprehensive income) recorded in the consolidated statement of earnings.

Intangible assets – Intangible assets are comprised primarily of customer and broker relationships, brand names, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost (fair value when acquired through a business combination) and are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method based on the estimated useful life of those intangible assets with a finite life. The intended use, expected life and economic benefit to be derived from intangible assets with a finite life are re-evaluated by the company when there are potential indicators of impairment. Indefinite-lived intangible assets are not subject to amortization but are assessed for impairment on an annual basis or more frequently if there are potential indicators of impairment. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, a reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the intangible asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names	Indefinite
Computer software	3 to 15 years

Brand names are considered to be indefinite-lived based on their strength, history and expected future use.

Foreign currency translation

Functional and presentation currency – The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Transactions and items in the consolidated balance sheet in foreign currencies – Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated at the date the fair value is determined.

Translation of foreign subsidiaries – The functional currencies of some of the company’s subsidiaries (principally in Canada, the United Kingdom and Asia) differ from the consolidated group U.S. dollar presentation currency. As a result, the assets and liabilities of these subsidiaries are translated on consolidation at the rates of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income.

On consolidation, translation gains and losses arising from the translation of a monetary item that forms part of the net investment in a foreign subsidiary are recognized in accumulated other comprehensive income. Upon disposal of an investment in a foreign subsidiary, the related net translation gain or loss is reclassified from accumulated other comprehensive income to the consolidated statement of earnings as a component of the net gain or loss on disposition.

Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of that foreign subsidiary and translated at the rates of exchange prevailing at the balance sheet date and translation gains and losses are recognized in accumulated other comprehensive income.

Net investment hedge – In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in a foreign subsidiary is reduced.

Comprehensive income (loss)

Comprehensive income (loss) consists of net earnings (loss) and other comprehensive income (loss) and includes all changes in total equity during a period, except for those resulting from investments by owners and distributions to owners. Unrealized foreign currency translation amounts arising from foreign subsidiaries and associates that do not have U.S. dollar functional currencies and changes in the fair value of the effective portion of cash flow hedging instruments on hedges of net investments in foreign subsidiaries are recorded in the consolidated statement of comprehensive income (loss) and included in accumulated other comprehensive income (loss) until recognized in the consolidated statement of earnings. Accumulated other comprehensive income (loss) (net of income taxes) is included on the consolidated balance sheet as a component of common shareholders’ equity. Actuarial gains and losses and changes in asset limitation amounts on defined benefit pension and post retirement plans are recorded in other comprehensive income (loss) and subsequently included in retained earnings.

Consolidated statement of cash flows

The company’s consolidated statements of cash flows are prepared in accordance with the indirect method, classifying cash flows as cash flows from operating, investing and financing activities.

Cash and cash equivalents – Cash and cash equivalents consist of holding company and subsidiary cash and short term highly liquid investments that are readily convertible into cash and have maturities of three months or less when purchased and exclude cash and short term highly liquid investments that are restricted. Cash and cash equivalents includes cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased. The carrying value of cash and cash equivalents approximates fair value.

Investments

Investments include cash and cash equivalents, short term investments, non-derivative financial assets, derivatives, real estate held for investment and investments in associates. Management determines the appropriate classifications of investments in fixed income and equity securities at their acquisition date.

Classification of non-derivative financial assets – Investments in equity instruments and those debt instruments that do not meet the criteria for amortized cost (see below) are classified as at fair value through profit or loss (“FVTPL”). Financial assets classified as at FVTPL are carried at fair value on the consolidated balance sheet with realized and unrealized gains and losses recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Dividends and interest earned, net of interest incurred are included in the consolidated statement of earnings in interest and dividends and as an operating activity in the consolidated statement of cash flows except for interest income from mortgage backed securities. Interest income from mortgage backed securities is included in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows.

A debt instrument is measured at amortized cost if (i) the objective of the company’s business model is to hold the instrument in order to collect contractual cash flows and (ii) the contractual terms of the instrument give rise

FAIRFAX FINANCIAL HOLDINGS LIMITED

on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Alternatively, debt instruments that meet the criteria for amortized cost may be designated as at FVTPL on initial recognition if doing so eliminates or significantly reduces an accounting mismatch. The company’s business model currently does not permit any of its investments in debt instruments to be measured at amortized cost.

Investments in equity instruments that are not held for trading may be irrevocably designated at fair value through other comprehensive income (“FVTOCI”) on initial recognition. The company has not designated any of its equity instruments at FVTOCI.

Recognition and measurement of non-derivative financial assets – The company recognizes purchases and sales of financial assets on the trade date, which is the date on which the company commits to purchase or sell the asset. Transactions pending settlement are reflected in the consolidated balance sheet in other assets or in accounts payable and accrued liabilities.

Transaction costs related to financial assets classified or designated as at FVTPL are expensed as incurred.

A financial asset is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership of the asset.

Determination of fair value – Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements according to a three level hierarchy described below:

Level 1 – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 – Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the majority of the company’s investments in bonds, derivative contracts (total return swaps and credit default swaps) and certain warrants are based on third party broker-dealer quotes.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. Otherwise, investments in limited partnerships are classified as Level 3 within the fair value hierarchy.

Level 3 – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these instruments or related observable inputs that can be corroborated at the measurement date. Investments in consumer price indices (“CPI”) linked derivatives are classified as Level 3 within the company’s fair value hierarchy.

Transfers between fair value hierarchy categories are considered effective from the beginning of the reporting period in which the transfer is identified.

The reasonableness of pricing received from third party broker-dealers and independent pricing service providers is assessed by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

Short term investments – Short term investments are investments with maturity dates between three months and twelve months when purchased. Short term investments are classified as at FVTPL and their carrying values approximate fair value.

Accounts receivable and accounts payable

Accounts receivable and accounts payable are recognized initially at fair value. Due to their short-term nature, carrying value is considered to approximate fair value.

Securities sold short and derivative financial instruments

Securities sold short – Securities sold short represent obligations to deliver securities which were not owned at the time of the sale. These obligations are carried at fair value with changes in fair value recorded in net gains (losses) on investments where fair value is determined based on Level 1 inputs (described above).

Derivative financial instruments – Derivative financial instruments may include interest rate, credit default, currency and total return swaps, CPI-linked, futures, forwards, warrants and option contracts all of which derive their value mainly from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and swaps.

The company uses derivatives principally to mitigate financial risks arising from its investment holdings and reinsurance recoverables. Derivatives that are not specifically designated or that do not meet the requirements for hedge accounting are carried at fair value on the consolidated balance sheet with changes in fair value recorded in net gains (losses) on investments in the consolidated statement of earnings and as an operating activity in the consolidated statement of cash flows. Derivatives are monitored by the company for effectiveness in achieving their risk management objectives. The determination of fair value for the company’s derivative financial instruments where quoted market prices in active markets are unavailable is described in the “Investments” section above. The company has not designated any financial assets or liabilities (including derivatives) as accounting hedges except for the hedge of its net investment in Northbridge as described in note 7.

The fair value of derivatives in a gain position is presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in cash and investments of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short, if any, are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the market value of the contract at each balance sheet date. Changes in the market value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

The fair value of the majority of the company’s equity call options and certain warrants are based on published quotes in an active market considered to be Level 1 inputs. The fair value of the majority of the company’s derivative contracts and certain warrants are based on third party broker-dealer quotes considered to be Level 2 inputs. Included in Level 3 are investments in CPI-linked derivatives that are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable.

Cash collateral received from or paid to counterparties as security for derivative contract assets or liabilities respectively is included in liabilities or assets on the consolidated balance sheet. Securities received from counterparties as collateral are not recorded as assets. Securities delivered to counterparties as collateral continue to be reflected as assets on the consolidated balance sheet as assets pledged for short sale and derivative obligations.

Equity contracts – The company’s long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. The company classifies dividends and interest paid or received related to its long and short equity total return swaps on a net basis as derivatives and other in interest and dividends in the consolidated statement of earnings. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a monthly or quarterly basis any market value movements arising subsequent to the prior settlement. Any cash amounts paid to settle unfavourable market value changes and, conversely, any cash

FAIRFAX FINANCIAL HOLDINGS LIMITED

amounts received in settlement of favourable market value changes, are recorded as net gains (losses) on investments in the consolidated statement of earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records net gains (losses) on investments in the consolidated statement of earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

Credit contracts – The initial premium paid for a credit contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline.

CPI-linked contracts – The initial premium paid for a CPI-linked contract is recorded as a derivative asset and is subsequently adjusted for changes in the unrealized fair value of the contract at each balance sheet date. Changes in the unrealized fair value of a contract are recorded as net gains (losses) on investments in the consolidated statement of earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of changes in the underlying CPI) will generally decline. The reasonableness of the fair values of CPI-linked derivative contracts are assessed by comparing the fair values received from broker-dealers to values determined using option pricing models that incorporate market observable and unobservable inputs such as the current value of the relevant CPI index underlying the derivative, the inflation swap rate, nominal swap rate and inflation volatility and by comparing to recent market transactions where available. The fair values of CPI-linked derivative contracts are sensitive to assumptions such as market expectations of future rates of inflation and related inflation volatilities.

Insurance contracts

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing of payments) significantly more in a scenario where the insured event occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Revenue recognition – Premiums written are deferred as unearned premiums and recognized as revenue, net of premiums ceded, on a pro rata basis over the terms of the underlying policies. Net premiums earned are reported gross of premium taxes which are included in operating expenses as the related premiums are earned. Certain reinsurance premiums are estimated at the individual contract level, based on historical patterns and experience from the ceding companies for contracts where reports from ceding companies for the period are not contractually due until after the balance sheet date. The cost of reinsurance purchased by the company (premiums ceded) is included in recoverable from reinsurers and is amortized over the contract period in proportion to the amount of insurance protection provided. Unearned premium represents the portion of the premiums written relating to periods of insurance and reinsurance coverage subsequent to the balance sheet date. Impairment losses on insurance premiums receivable are included in operating expenses in the consolidated statement of earnings.

Deferred premium acquisition costs – Certain costs of acquiring insurance contracts, consisting of brokers’ commissions and premium taxes are deferred and charged to earnings as the related premiums are earned. Deferred premium acquisition costs are limited to their estimated realizable value based on the related unearned premium, which considers anticipated losses and loss adjustment expenses and estimated remaining costs of servicing the business based on historical experience. The ultimate recoverability of deferred premium acquisition costs is determined without regard to investment income. Impairment losses on deferred premium acquisition costs are included in operating expenses in the consolidated statement of earnings.

Provision for losses and loss adjustment expenses – The company is required by applicable insurance laws, regulations and Canadian accepted actuarial practice to establish reserves for payment of losses and loss adjustment expenses that arise from the company’s general insurance products and the runoff of its former insurance operations. These reserves represent the expected ultimate cost to settle claims occurring prior to, but still outstanding as of, the balance sheet date. The company establishes its reserves by product line, type and extent of coverage and year of occurrence. Loss reserves fall into two categories: reserves for reported losses (case reserves) and reserves for incurred but not yet reported (“IBNR”) losses. Additionally, reserves are held for loss adjustment expenses, which include the estimated legal and other expenses expected to be incurred to finalize the settlement of the losses. Losses and loss adjustment expenses are charged to earnings as incurred.

The company’s reserves for reported losses and loss adjustment expenses are based on estimates of future payments to settle reported general insurance claims and claims from the run-off of its former insurance operations. The company bases case reserve estimates on the facts available at the time the reserves are established and for reinsurance, based on reports and individual case reserve estimates received from ceding companies. The company generally establishes these reserves on an undiscounted basis (except that amounts arising from certain workers’ compensation business are discounted as discussed below) to recognize the estimated costs of bringing pending claims to final settlement, taking into account inflation, as well as other factors that can influence the amount of reserves required, some of which are subjective and some of which are dependent on future events. In determining the level of reserves, the company considers historical trends and patterns of loss payments, pending levels of unpaid claims and types of coverage. In addition, court decisions, economic conditions and public attitudes may affect the ultimate cost of settlement and, as a result, the company’s estimation of reserves. Between the reporting and final settlement of a claim, circumstances may change, which would result in changes to established reserves. Items such as changes in law and interpretations of relevant case law, results of litigation, changes in medical costs, as well as costs of vehicle and building repair materials and labour rates can substantially impact ultimate settlement costs. Accordingly, the company reviews and re-evaluates case reserves on a regular basis. Any resulting adjustments are included in the consolidated statement of earnings in the period the adjustment is made. Amounts ultimately paid for losses and loss adjustment expenses can vary significantly from the level of reserves originally set or currently recorded.

The estimated liabilities for workers’ compensation indemnity lifetime benefit claims are carried in the consolidated balance sheet at discounted amounts. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates ranging from 3.5% to 5.0%. The periodic discount accretion is included in the consolidated statement of earnings as a component of losses on claims, gross.

The company also establishes reserves for IBNR claims on an undiscounted basis (except for workers’ compensation indemnity lifetime benefit claims) to recognize the estimated cost of losses for events which have already occurred but which have not yet been reported. These reserves are established to recognize the estimated costs required to bring claims for these not yet reported losses to final settlement. As these losses have not yet been reported, the company relies upon historical information and statistical models, based on product line, type and extent of coverage, to estimate its IBNR liability. The company also uses reported claim trends, claim severities, exposure growth, and other factors in estimating its IBNR reserves. The company revises its estimates of IBNR reserves as additional information becomes available and as claims are actually reported.

The time required to learn of and settle claims is an important consideration in establishing the company’s reserves. Short-tail claims, such as for property damage, are normally reported soon after the incident and are generally settled within months following the reported incident. Long-tail claims, such as pollution, asbestos and product liability, can take years to develop and additional time to settle. For long-tail claims, information concerning the event, such as the required medical treatments and the measures and costs required to clean up pollution, may not be readily available. Accordingly, the reserving analysis of long-tail lines of business is generally more difficult and subject to greater uncertainties than for short-tail lines of business.

Since the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Estimation techniques – Provisions for losses and loss adjustment expense and provisions for unearned premiums are determined based upon previous claims experience, knowledge or events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the potential longer term significance of large events, the levels of unpaid claims, legislative changes, judicial decisions and economic and political conditions.

Where possible the company applies multiple techniques in estimating required provisions. This gives greater understanding of the trends inherent in the data being projected. The company’s estimates of losses and loss adjustment expenses are reached after a review of several commonly accepted actuarial projection methodologies and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;

•	estimates based upon a projection of numbers of claims and average cost;

•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and,

•	expected loss ratios.

In addition, the company uses other techniques such as aggregate benchmarking methods for specialist classes of business. In selecting its best estimate, the company considers the appropriateness of the methods and bases to the individual circumstances of the line of business and underwriting year. The process is designed to select the most appropriate best estimate.

Large claims impacting each relevant line of business are generally assessed separately, being measured either at the face value of the loss adjusters’ estimates or projected separately in order to allow for the future development of large claims.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The provisions for losses and loss adjustment expenses are subject to review at the subsidiary level, the corporate level by the company’s Chief Risk Officer and by independent third party actuaries. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, ad hoc detailed reviews are undertaken by advisers who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. The results of these reviews are considered when establishing the appropriate levels of provisions for losses and loss adjustment expenses and unexpired risks.

Uncertainties – The uncertainty arising under insurance contracts may be characterized under a number of specific headings, such as uncertainty relating to:

•	whether an event has occurred which would give rise to a policyholder suffering an insured loss;

•	the extent of policy coverage and limits applicable;

•	the amount of insured loss suffered by a policyholder as a result of the event occurring; and,

•	the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by line of business according to the characteristics of the insured risks and the cost of a claim will be determined by the actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of an insured event and the time it is actually reported to the company. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates in the short term, particularly for the company’s long-tail lines of business. The company seeks to provide appropriate levels of provisions for losses and loss adjustment expenses and provisions for unexpired risks taking the known facts and experience into account.

The company has exposures to risks in each line of business that may develop adversely and that could have a material impact upon the company’s financial position. The insurance risk diversity within the company’s portfolio of issued policies make it impossible to predict whether material development will occur and, if it does occur, the location and the timing of such an occurrence. The estimation of insurance liabilities involves the use of judgments and assumptions that are specific to the insurance risks within each territory and the particular type of insurance risk covered. The diversity of the insurance risks results in it being difficult to identify individual judgments and assumptions that are more likely than others to have a material impact on the future development of the insurance liabilities.

Asbestos and environmental claims are examples of specific risks which may develop materially. The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of insurance business. As a result, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating provisions for losses and loss adjustment expenses cannot be wholly relied upon and the company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

Factors contributing to this higher degree of uncertainty include:

•

long delays in reporting claims from the date of exposure (for example, cases of mesothelioma can have a latent period of up to 40 years) making estimation of the ultimate number of claims expected to be received particularly difficult;

•	issues of allocation of responsibility among potentially responsible parties and insurers;

•	emerging court decisions increasing or decreasing insurer liability;

•	tendencies for social trends and factors to influence court awards;

•	developments pertaining to the company’s ability to recover reinsurance for claims of this nature; and,

•	developments in the tactics of plaintiff lawyers and court decisions and awards.

Reinsurance

Reinsurance does not relieve the originating insurer of its liability and is reflected on the consolidated balance sheet on a gross basis to indicate the extent of credit risk related to reinsurance and the obligations of the insurer to its policyholders. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses and ceded unearned premiums. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross on the consolidated balance sheet unless a legal right to offset against a liability owing to the same reinsurer exists.

Ceded premiums and losses are recorded in the consolidated statement of earnings in net premiums earned and ceded losses on claims, respectively and in recoverable from reinsurers on the consolidated balance sheet. Unearned premiums are reported before reduction for premiums ceded to reinsurers and the reinsurers’ portion is classified with recoverable from reinsurers on the consolidated balance sheet along with the estimates of the reinsurers’ shares of provision for claims determined on a basis consistent with the related claims liabilities.

In order to protect capital and control the company’s exposure to loss from adverse development of reserves or reinsurance recoverables on pre-acquisition reserves of companies acquired or from future adverse development on long-tail latent or other potentially volatile claims, the company has for certain acquisitions obtained vendor indemnities or purchased excess of loss reinsurance protection from reinsurers.

Impairment – Reinsurance assets are assessed on a regular basis for any events that may trigger impairment. Triggering events may include legal disputes with third parties, changes in capital, surplus levels and in credit ratings of a counterparty, and historic experience regarding collectability from specific reinsurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

If there is objective evidence that a reinsurance asset is impaired, the carrying amount of the asset is reduced to its recoverable amount. Impairment is considered to have taken place if it is probable that the company will not be able to collect the amounts due from reinsurers. The carrying amount of a reinsurance asset is reduced through the use of an allowance account. Provisions for previously impaired reinsurance assets may be reversed in subsequent financial reporting periods, provided there is objective evidence that the conditions leading to the initial impairment have changed or no longer exist. On reversal of any such provisions, the carrying value of the reinsurance asset may not exceed its previously reported carrying value.

Provisions for uncollectible reinsurance are recorded in the consolidated statement of earnings in the period in which the company determines that it is unlikely that the full amount or disputed amounts due from reinsurers will be collectible. When the probability of collection is remote either through liquidation of the reinsurer or settlement of the reinsurance balance, the uncollectible balance is written off from the provision account against the reinsurance balance.

Risk transfer – Reinsurance contracts are assessed to ensure that insurance risk is transferred by the ceding or assuming company to the reinsurer. Those contracts that do not transfer insurance risk are accounted for using the deposit method whereby a deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company.

Premiums – Premiums payable in respect of reinsurance ceded are recognized on the consolidated balance sheet in the period in which the reinsurance contract is entered into and include estimates for contracts in force which have not yet been finalized. Premiums ceded are recognized in the consolidated statement of earnings over the period of the reinsurance contract.

Uncertainties – The company is exposed to disputes on, and defects in, contracts with its reinsurers and the possibility of default by its reinsurers. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints.

The company’s credit risk on reinsurance recoverables is analyzed by its reinsurance security department which is responsible for setting appropriate provisions for reinsurers suffering financial difficulties. The process for determining the provision involves quantitative and qualitative assessments using current and historical credit information and current market information. The process inherently requires the use of certain assumptions and judgments including: (i) assessing the probability of impairment; (ii) estimating ultimate recovery rates of impaired reinsurers; and (iii) determining the effects from potential offsets or collateral arrangements. Changes to these assumptions or using other reasonable judgments can materially affect the provision level and the company’s net earnings.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In those cases, the related taxes are also recognized in other comprehensive income or directly in equity, respectively.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at the current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income are recognized directly in other comprehensive income while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. The tax effects of carry-forwards of unused losses or unused tax credits are recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses can be utilized.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Other assets

Other assets consist of premises and equipment, inventories and receivables of subsidiaries included in the other reporting segment, accrued interest and dividends, income taxes refundable, receivables for securities sold, pension and post retirement assets and other miscellaneous receivable and prepaid expense balances.

Premises and equipment – Premises and equipment is recorded at historical cost less accumulated amortization and any accumulated impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the asset. The company reviews premises and equipment for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount is determined as the higher of an asset’s fair value less costs to sell and value in use. If an asset is impaired, the carrying amount is reduced to the asset’s recoverable amount with an offsetting charge recorded in the consolidated statement of earnings. The cost of premises and equipment is depreciated on a straight-line basis over the asset’s estimated useful life. If events or changes in circumstances indicate that a previously recognized impairment loss has decreased or no longer exists, the reversal is recognized in the consolidated statement of earnings to the extent that the carrying amount of the asset after reversal does not exceed the carrying amount that would have been had no impairment taken place.

Depreciation expense is recorded in operating expenses within the consolidated statement of earnings. All repairs and maintenance costs are charged to operating expenses in the period incurred. The cost of a major renovation is included in the carrying amount of the asset when it is probable that future economic benefits will flow to the company, and is depreciated over the remaining useful life of the asset.

Other – Revenues from the sale of animal nutrition and other non-insurance products are recognized when the price is fixed or determinable, collection is reasonably assured and the product has been delivered to the customer from the plant or store. These revenues and the related cost of inventories sold are recorded in other revenue and other expenses respectively, in the consolidated statement of earnings.

The consolidated balance sheet includes inventories of the other reporting segment recorded in other assets which are measured at the lower of cost or net realizable value on a first-in, first-out basis. Inventories are written down to net realizable value when the cost of inventories is estimated to be greater than the anticipated selling price less applicable selling costs.

Long term debt

Borrowings (debt issued) are recognized initially at fair value, net of transaction costs incurred, and subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of earnings over the period of the borrowings using the effective interest rate method.

Interest expense on borrowings is recognized in the consolidated statement of earnings using the effective interest rate method.

Contingencies and commitments

A provision is recognized for a contingent liability, commitment or financial guarantee when the company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are discounted when the effect of the time value of money is considered significant.

Equity

Common stock is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase for cancellation of equity instruments are recognized in equity, net of tax.

Treasury shares are equity instruments reacquired by the company which have not been cancelled and are deducted from equity, regardless of the objective of the transaction. The company acquires its own subordinate

FAIRFAX FINANCIAL HOLDINGS LIMITED

voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of equity instruments are recognized directly in equity, net of tax.

Share-based payments

The company has restricted share plans or equivalent for management of the holding company and its subsidiaries with vesting periods of up to ten years from the date of grant. The fair value of restricted share awards is estimated on the date of grant based on the market price of the company’s stock and is amortized to compensation expense over the related vesting periods. When a restricted share award vests in instalments over the vesting period (graded vesting), each instalment is accounted for as a separate arrangement. At each balance sheet date, the company revises its estimates of the number of restricted share awards expected to vest.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share – Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share – Diluted earnings (loss) per share is calculated by adjusting the weighted average number of subordinate and multiple voting shares outstanding during the period for the dilutive effect of share-based payments.

Pensions and post retirement benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans. The assets of these plans are held separately from the company’s general assets in separate pension funds.

Defined contribution plan – A defined contribution plan is a pension plan under which the company pays fixed contributions. Contributions to defined contribution pension plans are charged to operating expenses in the period in which the employment services qualifying for the benefit are provided. The company has no further payment obligations once the contributions have been paid.

Defined benefit plan – A defined benefit plan is a plan that defines an amount of pension or other post retirement benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and salary.

For defined benefit pension and post retirement benefit plans, the benefit obligations, net of the fair value of plan assets, and adjusted for unrecognized prior service costs and pension asset limitations, if any, are accrued in the consolidated balance sheet in accounts payable and accrued liabilities (note 14). Plans in a net asset position are recognized in other assets (note 13). The company has adopted the following policies:

(i)

Actuarial valuations of benefit liabilities for the majority of pension and post retirement benefit plans are performed each year using the projected benefit method prorated on service, based on management’s assumptions of the discount rate, rate of compensation increase, retirement age, mortality and the trend in the health care cost rate. The discount rate is determined by management with reference to market conditions at year end. Other assumptions are determined with reference to long-term expectations.

(ii)	Expected return on plan assets is calculated based on the fair value of those assets.

(iii)

Actuarial gains and losses arise from the difference between the actual rate of return and the expected long term rate of return on plan assets for that period or from changes in actuarial assumptions used to determine the benefit obligation. Actuarial gains and losses are recorded in other comprehensive income and subsequently included in retained earnings.

(iv)

Prior service costs arising from plan amendments are amortized to income on a straight line basis over the remaining period of service until such benefits vest. The cost of providing additional benefits that vest on their introduction are charged to income immediately.

(v)	When a restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(vi)

Defined benefit plans in a surplus position recognize an asset, subject to meeting any minimum funding requirements. Asset limitations due to such requirements are recorded in other comprehensive income and subsequently included in retained earnings.

Certain of the company’s post retirement benefit plans covering medical care and life insurance are funded internally.

Operating leases

The company and its subsidiaries are lessees under various operating leases relating to premises, automobiles and equipment. The leased assets are not recognized on the consolidated balance sheet. Payments made under operating leases (net of any incentives received from the lessor) are recorded in operating expenses on a straight-line basis over the period of the lease, unless another systematic basis is representative of the time pattern of the user’s benefit even if the payments are not on that basis.

New accounting pronouncements

The following new standards and amendments have been issued by the IASB and are not effective for the fiscal year beginning January 1, 2011. The company has not early adopted any of the new standards or amendments, and is currently evaluating the timing of adoption and their impact on its consolidated financial statements.

Amendment to IAS 1 Presentation of Financial Statements (“IAS 1”)

In June 2011, the IASB issued an amendment to IAS 1 that changes the presentation of items in the consolidated statement of comprehensive income. This amendment requires the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. Companies will continue to have a choice of whether to present components of other comprehensive income before or after tax. Those that present components of other comprehensive income before tax will be required to disclose the amount of tax related to the two groups separately. This amendment is effective for annual periods beginning on or after July 1, 2012, is applied retrospectively, with early adoption permitted.

Amendment to IAS 19 Employee Benefits (“IAS 19”)

In June 2011, the IASB issued an amendment to IAS 19 that requires significant changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. This amendment: eliminates the corridor method; requires that actuarial gains and losses be immediately recognized in other comprehensive income without recycling to the consolidated statement of earnings; replaces the expected return on plan assets with a net interest amount; requires all past service costs to be recognized in the period of a plan amendment; reduces flexibility in the method of presentation in the consolidated statement of earnings; and expands the disclosure requirements for benefit plans. This amendment is effective for annual periods beginning on or after January 1, 2013, is applied retrospectively, with early adoption permitted.

IFRS 13 Fair Value Measurement (“IFRS 13”)

In May 2011, the IASB published IFRS 13, a comprehensive standard on how to measure and disclose fair values. IFRS 13 applies to IFRSs that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to all assets and liabilities measured at fair value, whereas IFRS 7 applied only to financial assets and liabilities measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, is applied prospectively as of the beginning of the annual period in which it is adopted, with early adoption permitted.

FAIRFAX FINANCIAL HOLDINGS LIMITED

New and revised Reporting Entity standards

In May 2011 the IASB published a package of five new and revised standards that address the scope of the reporting entity. The new standards in the package are IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities. The revised standards are IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements.

The requirements contained in the package of five standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted so long as the entire package is early adopted together. The five standards are described below.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)

IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes existing guidance under IAS 27 Consolidated and Separate Financial Statements and SIC–12 Consolidation – Special Purpose Entities.

IFRS 11 Joint Arrangements (“IFRS 11”)

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC–13 Jointly Controlled Entities – Non Monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”)

IFRS 12 sets out the disclosure requirements under IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and IAS 28 Investments in Associates and Joint Ventures. The enhanced disclosures in the new standard are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12 (which would trigger the requirement to also early adopt the other four standards in the package).

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)

IAS 28 has been amended in line with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures.

IAS 27 Separate Financial Statements (“IAS 27”)

IAS 27 has been amended to provide guidance on the accounting and disclosure requirements for investments in subsidiaries, associates and joint ventures when an entity prepares separate financial statements. The amended standard requires an entity preparing separate financial statements to account for investments at cost or in accordance with IFRS 9 Financial Instruments.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of estimates and judgments, the more critical of which are discussed below, with the exception of fair value disclosures and contingencies which are discussed in note 5 and note 19, respectively. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Provision for losses and loss adjustment expenses

Provisions for losses and loss adjustment expenses are valued based on Canadian accepted actuarial practices, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses with respect to reported and unreported claims incurred as of the end of each accounting period and claims expenses. The assumptions underlying the valuation of provisions for losses and loss adjustment expenses are reviewed and updated by the company on an ongoing basis to reflect recent and emerging trends in experience and changes in risk profile of the business. The estimation techniques employed by the company in determining provisions for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance Contracts” section of note 3 and the “Underwriting Risk” section of note 24.

Provision for uncollectible reinsurance recoverables

The company establishes provisions for uncollectible reinsurance recoverables centrally, based on a detailed review of the credit risk of each underlying reinsurer. Considerations involved in establishing these provisions include the balance sheet strength of the reinsurer, its liquidity (or ability to pay), its desire to pay (based on prior history), financial strength ratings as determined by external rating agencies and specific disputed amounts based on contract interpretations which occur from time to time. The company monitors these provisions and reassesses them on a quarterly basis, or more frequently if necessary, updating them as new information becomes available. Uncertainties associated with the company’s reinsurance recoverables are discussed further in the “Reinsurance” section of note 3.

Recoverability of deferred income tax assets

In determining the recoverability of deferred income tax assets, the company primarily considers current and expected profitability of applicable operating companies and their ability to utilize any recorded tax assets. The company reviews its deferred income tax assets on a quarterly basis, taking into consideration the underlying operations’ performance as compared to plan, the outlook for the business going forward, the impact of enacted and proposed changes to tax law, the availability of tax planning strategies and the expiry date of the tax losses.

Assessment of goodwill for potential impairment

Goodwill is assessed annually for impairment or more frequently if there are potential indicators of impairment. Management estimates the recoverable amount of each of the company’s cash-generating units using one or more generally accepted valuation techniques, which requires the making of a number of assumptions, including assumptions about future revenue, net earnings, corporate overhead costs, capital expenditures, cost of capital, and the growth rate of the various operations. The recoverable amount of each cash-generating unit to which goodwill has been assigned is compared to its carrying value. If the recoverable amount of a cash-generating unit is determined to be less than its carrying value, the excess is recognized as a goodwill impairment loss. Given the variability of future-oriented financial information, goodwill impairment tests are subjected to sensitivity analysis.

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Cash and Investments

Cash and short term investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	December 31, 2011	December 31, 2010	January 1, 2010
Holding company:
Cash and cash equivalents (note 28)	43.5	337.3	115.4
Short term investments	244.0	111.3	256.0
Cash and cash equivalents pledged for short sale and derivative obligations	–	–	24.5
Short term investments pledged for short sale and derivative obligations	249.0	137.4	54.4
Bonds	188.1	513.5	403.2
Preferred stocks	45.0	43.4	64.8
Common stocks	166.4	343.2	235.8
Derivatives (note 7)	90.7	54.6	97.5

	1,026.7	1,540.7	1,251.6
Short sale and derivative obligations	(63.9)	(66.5)	(8.9)

	962.8	1,474.2	1,242.7

Portfolio investments:
Cash and cash equivalents (note 28)	1,995.0	3,022.1	2,093.3
Short term investments	4,204.2	491.8	1,151.5
Bonds	10,835.2	11,748.2	10,918.3
Preferred stocks	563.3	583.9	292.8
Common stocks	3,663.1	4,133.3	4,893.2
Investments in associates (note 6)	924.3	707.9	423.7
Derivatives (note 7)	364.4	547.8	127.7
Other invested assets	30.2	31.6	15.0

	22,579.7	21,266.6	19,915.5

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 28)	6.2	14.6	–
Short term investments	132.5	–	4.6
Bonds	747.6	695.0	146.9

	886.3	709.6	151.5

	23,466.0	21,976.2	20,067.0
Short sale and derivative obligations	(106.3)	(150.4)	(48.3)

	23,359.7	21,825.8	20,018.7

Common stocks include investments in certain limited partnerships with a carrying value of $321.2 at December 31, 2011 ($265.3 at December 31, 2010, $134.0 at January 1, 2010).

Restricted cash and cash equivalents at December 31, 2011 of $134.7 ($98.9 at December 31, 2010, $76.3 at January 1, 2010) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash and investments, or in subsidiary cash and short term investments and assets pledged for short sale and derivative obligations in portfolio investments.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes pledged assets (excluding assets pledged in favour of Lloyd’s) by the nature of the pledge requirement:

	December 31, 2011	December 31, 2010	January 1, 2010
Regulatory deposits	2,171.3	1,779.5	1,424.9
Security for reinsurance and other	722.4	889.4	794.3

	2,893.7	2,668.9	2,219.2

Fixed Income Maturity Profile

Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2011, securities containing call and put features represented approximately $6,032.3 and $1,069.9 respectively ($5,444.0 and $1,286.0 at December 31, 2010 respectively) of the total fair value of bonds in the table below.

	December 31, 2011		December 31, 2010
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	442.5	413.7	555.4	525.1
Due after 1 year through 5 years	2,288.5	2,505.0	1,618.0	1,809.3
Due after 5 years through 10 years	3,884.5	4,446.4	4,870.1	5,223.6
Due after 10 years	3,751.0	4,405.8	5,596.6	5,398.7

	10,366.5	11,770.9	12,640.1	12,956.7

Effective interest rate		6.2%		5.7%

The calculation of the effective interest rate of 6.2% (December 31, 2010 – 5.7%) is on a pre-tax basis and does not give effect to the favourable tax treatment which the company expects to receive with respect to its tax advantaged bond investments of approximately $4.9 billion ($4.4 billion at December 31, 2010) included in U.S. states and municipalities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts were by type of issuers as follows:

	December 31, 2011				December 31, 2010
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,044.7	2,044.7	–	–	3,374.0	3,374.0	–	–

Short term investments:
Canadian provincials	408.9	408.9	–	–	88.6	88.6	–	–
U.S. treasury	4,071.0	4,071.0	–	–	364.2	364.2	–	–
Other government	288.0	267.4	20.6	–	252.2	248.6	3.6	–
Corporate and other	61.8	–	61.8	–	35.5	6.3	29.2	–

	4,829.7	4,747.3	82.4	–	740.5	707.7	32.8	–

Bonds:
Canadian government	21.1	–	21.1	–	393.5	–	393.5	–
Canadian provincials	1,038.7	–	1,038.7	–	1,251.3	–	1,251.3	–
U.S. treasury	2,082.3	–	2,082.3	–	2,824.7	–	2,824.7	–
U.S. states and municipalities	6,201.5	–	6,201.5	–	5,425.6	–	5,425.6	–
Other government	934.7	–	934.7	–	954.6	–	954.6	–
Corporate and other	1,492.6	–	1,432.6	60.0	2,107.0	–	2,045.1	61.9

	11,770.9	–	11,710.9	60.0	12,956.7	–	12,894.8	61.9

Preferred stocks:
Canadian	105.5	–	103.5	2.0	134.6	–	134.6	–
U.S.	457.3	–	451.0	6.3	451.0	–	450.7	0.3
Other	45.5	–	45.5	–	41.7	–	41.7	–

	608.3	–	600.0	8.3	627.3	–	627.0	0.3

Common stocks:
Canadian	711.8	673.3	13.7	24.8	814.8	784.3	14.6	15.9
U.S.	1,785.0	1,507.6	33.8	243.6	2,539.4	2,345.0	47.4	147.0
Other	1,332.7	886.1	290.6	156.0	1,122.3	665.9	324.7	131.7

	3,829.5	3,067.0	338.1	424.4	4,476.5	3,795.2	386.7	294.6

Derivatives and other invested assets(1)	462.3	–	254.1	208.2	609.4	–	280.8	328.6

Short sale and derivative obligations	(170.2)	–	(170.2)	–	(216.9)	–	(216.9)	–

Holding company cash and investments and portfolio investments measured at fair value	23,375.2	9,859.0	12,815.3	700.9	22,567.5	7,876.9	14,005.2	685.4

	100.0%	42.2%	54.8%	3.0%	100.0%	34.9%	62.1%	3.0%

(1)	Excluded from these totals are real estate investments of $23.0 ($24.6 at December 31, 2010) which are carried at cost less any accumulated amortization and impairment.

Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares. CPI-linked derivatives are classified within derivatives and other invested assets on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow and option pricing models that incorporate certain inputs that are not market observable; specifically share price volatility (for convertible securities) and credit spreads of the issuer. Common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets and include common shares of private companies as well as investments in certain private equity funds and limited partnerships. These investments are valued by third party fund companies using observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances the private equity funds and limited partnerships may require at least three months’ notice to liquidate.

A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the years ended December 31 follows:

	2011					2010
	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total	Bonds	Common stocks	Preferred stocks	Derivatives and other invested assets	Total
Balance – January 1	61.9	294.6	0.3	328.6	685.4	47.2	146.2	–	–	193.4
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(1.2)	38.5	–	(243.0)	(205.7)	32.3	13.0	4.6	(64.6)	(14.7)
Purchases	15.0	146.8	8.0	122.6	292.4	63.9	72.5	100.0	37.1	273.5
Acquisition of Zenith National	–	–	–	–	–	1.0	78.2	0.3	–	79.5
Sales	(15.7)	(55.5)	–	–	(71.2)	(82.5)	(30.3)	–	–	(112.8)
Transfer in (out) of category	–	–	–	–	–	–	15.0	(104.6)	356.1	266.5

Balance – December 31	60.0	424.4	8.3	208.2	700.9	61.9	294.6	0.3	328.6	685.4

Purchases of $292.4 of investments classified as Level 3 within the fair value hierarchy during 2011 were primarily comprised of certain limited partnerships and CPI-linked derivative contracts. Total net realized and unrealized losses of $205.7 during 2011 were primarily comprised of $233.9 of unrealized losses (excluding the effect of foreign exchange) recognized on CPI-linked derivative contracts.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2011	2010
Interest income:
Cash and short term investments	26.2	21.3
Bonds	714.9	662.3
Derivatives and other	(135.8)	(80.4)

	605.3	603.2

Dividends:
Preferred stocks	44.1	24.8
Common stocks	75.9	104.0

	120.0	128.8

Investment expenses	(20.0)	(20.5)

Interest and dividends	705.3	711.5

Share of profit of associates	1.8	46.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net gains (losses) on investments

	2011						2010
			Mark-to-market						Mark-to-market
	Inception-to-date realized gains (losses) on positions closed or sold in the year		(Gains) losses recognized in prior periods on positions closed or sold in the year	Gains (losses) arising on positions remaining open at end of year	Other	Net gains (losses) on invest- ments	Inception-to-date realized gains (losses) on positions closed or sold in the year		(Gains) losses recognized in prior periods on positions closed or sold in the year	Gains (losses) arising on positions remaining open at end of year	Other	Net gains (losses) on invest- ments
Net gains (losses) on investments:
Bonds	467.7		64.4	770.1	–	1,302.2	297.6		151.4	(285.2)	–	163.8
Preferred stocks	0.9		(1.1)	(6.9)	–	(7.1)	1.6		(0.3)	(13.1)	–	(11.8)
Common stocks	491.6		(240.9)	(1,025.5)	–	(774.8)	444.7		(347.4)	480.0	–	577.3

	960.2		(177.6)	(262.3)	–	520.3	743.9		(196.3)	181.7	–	729.3

Financial instruments:
Common stock and equity index short positions	293.2	(1)	134.0	(13.3)	–	413.9	(797.0	)(1)	(7.8)	(131.8)	–	(936.6)
Common stock long positions	(22.6	)(1)	7.6	(46.8)	–	(61.8)	91.9	(1)	(1.1)	(7.6)	–	83.2
Credit default swaps	21.9		(9.0)	(2.8)	–	10.1	(31.6)		42.0	5.4	–	15.8
Equity warrants and call options	161.9		(140.4)	(3.0)	–	18.5	13.7		0.2	83.6	–	97.5
CPI-linked contracts	–		–	(233.9)	–	(233.9)	–		–	28.1	–	28.1
Other	(11.1)		22.0	28.4	–	39.3	10.6		(5.2)	(18.3)	–	(12.9)

	443.3		14.2	(271.4)	–	186.1	(712.4)		28.1	(40.6)	–	(724.9)

Foreign currency gains (losses) on:
Investing activities	(28.9)		24.2	(44.0)	(1.8)	(50.5)	(103.7)		54.5	(4.5)	10.3	(43.4)
Underwriting activities	–		–	–	(46.5)	(46.5)	–		–	–	(31.7)	(31.7)
Foreign currency contracts	12.7		25.1	24.8	–	62.6	(53.9)		46.4	(25.1)	–	(32.6)

	(16.2)		49.3	(19.2)	(48.3)	(34.4)	(157.6)		100.9	(29.6)	(21.4)	(107.7)

Gain on disposition of associate(2)	–		–	–	7.0	7.0	–		–	–	77.9	77.9
Other	0.6		–	(0.8)	12.4	12.2	(4.3)		5.0	–	21.7	22.4

Net gains (losses) on investments	1,387.9		(114.1)	(553.7)	(28.9)	691.2	(130.4)		(62.3)	111.5	78.2	(3.0)

(1)

Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly basis the market value movement since the previous quarterly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)

On December 30, 2011, the company sold all of its interest in Polskie Towarzystwo Ubezpieczen S.A. (“PTU”) and received cash consideration of $10.1 (34.7 million Polish zloty) and recorded net gains on investments of $7.0. On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. (“ICG”) from 22.2% to 11.1% and received cash consideration of $163.9, recorded net gains of $77.9 on its partial disposition and ceased equity accounting for this investment.

6.	Investments in Associates

Investments in associates recorded on the equity method of accounting, the company’s ownership interest, their fair value and carrying value were as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Ownership percentage	Fair value	Carrying value	Ownership percentage	Fair value	Carrying value	Ownership percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Gulf Insurance Company (“Gulf Insurance”)	41.4%	255.1	214.5	41.3%	219.9	219.9	–	–	–
ICICI Lombard General Insurance Company Limited (“ICICI Lombard”)	26.0%	230.4	67.1	26.0%	266.5	94.2	26.0%	204.4	75.9
Cunningham Lindsey Group Limited (“CLGL”)	43.2%	230.3	104.2	43.6%	186.1	121.3	43.6%	159.5	125.0
The Brick Ltd. (“The Brick”)(1)	33.8%	123.9	106.9	17.3%	26.8	15.7	12.8%	8.9	4.2
Singapore Reinsurance Corporation Limited (“Singapore Re”)	26.8%	36.2	33.8	22.2%	30.3	28.7	20.0%	22.9	20.9
Fibrek Inc. (“Fibrek”)(2)	25.8%	32.1	27.4	25.8%	37.1	27.1	19.2%	–	–
MEGA Brands Inc. (“MEGA”)(3)	19.9%	26.3	36.7	16.5%	34.8	29.7	–	–	–
Falcon Insurance PLC (“Falcon Thailand”)	40.5%	6.0	6.0	40.5%	6.6	6.6	40.5%	5.5	5.5
Imvescor Restaurant Group Inc. (“Imvescor”)(4)	13.6%	4.1	3.1	–	–	–	–	–	–
Polskie Towarzystwo Ubezpieczen S.A. (“PTU”)(5)	–	–	–	22.7%	3.9	3.9	22.7%	5.2	5.2
International Coal Group, Inc. (“ICG”)(6)	–	–	–	–	–	–	27.7%	173.9	163.0
Partnerships, trusts and other	–	327.4	324.6	–	164.9	160.8	–	24.0	24.0

		1,271.8	924.3		976.9	707.9		604.3	423.7

(1)

On June 29, 2011, the company participated in The Brick’s offer to exchange 48.3 million warrants for 31.3 million common shares of The Brick as part of a cashless exercise of warrants. The receipt of The Brick common shares increased investments in associates and decreased derivatives and other invested assets by $88.2 respectively (the fair value of the warrants immediately prior to the cashless exercise) and increased the company’s ownership of The Brick from 17.3% to 33.6%. The company determined that the effective purchase price of $88.2 to acquire the additional 16.3% of The Brick included $21.3 of goodwill. As at December 31, 2011, the company has investments of $40.7 ($43.2 at December 31, 2010, $33.8 at January 1, 2010) and nil ($81.3 at December 31, 2010, $22.9 at January 1, 2010) in debt instruments and warrants issued by The Brick respectively. The debt instruments and the warrants (prior to June 29, 2011) are recorded in bonds and derivatives and other invested assets respectively, in the consolidated balance sheets.

(2)

On July 15, 2010, the company purchased additional common shares of Fibrek for cash consideration of $15.7, that when aggregated with the common shares already owned by the company and its affiliates represents 25.8% of the total common shares of Fibrek outstanding. Accordingly, the company commenced recording its investment in Fibrek using the equity method of accounting.

(3)

On March 31, 2010, in connection with its participation in the recapitalization of MEGA, the company received newly issued common shares, warrants and debentures of MEGA, as consideration for an additional investment in MEGA and for the cancellation of a convertible debenture which the company had acquired in August 2008. Immediately following the receipt of the recapitalization proceeds, the company sold a portion of the newly issued common shares, warrants and debentures of MEGA to a third party and determined that its remaining 16.5% interest in MEGA combined with its ability pursuant to the recapitalization agreement to represent the holders of the newly issued debentures through the nomination of three members to MEGA’s board of directors, effectively resulted in the company being deemed to exercise significant influence over MEGA. Accordingly, on March 31, 2010, the company commenced recording its investment in the common shares of MEGA using the equity method of accounting on a prospective basis. As at December 31, 2011, the company has investments of $15.8 ($27.9 at December 31, 2010, $19.7 at January 1, 2010) and $8.2 ($14.1 at December 31, 2010, nil at January 1, 2010) in debt instruments and warrants issued by MEGA respectively. The debt instruments and warrants are recorded in bonds and derivatives and other invested assets respectively, in the consolidated balance sheets.

(4)

On December 29, 2011, the company participated in the refinancing and recapitalization of Imvescor through a private placement wherein it paid $9.8 (Cdn$10.0 million) to acquire $9.8 (Cdn$10.0 million) principal amount of Imvescor’s senior unsecured debentures bearing interest at 10% per annum and due in five years and warrants to purchase 16.3 million common shares of Imvescor at an exercise price of $0.64 (Cdn$0.65) per common share expiring in five years and paid $3.1 (Cdn$3.2 million) to acquire 5.7 million common shares of Imvescor at a price of $0.56 per common share. Subsequent to these transactions, the company owned in the investment portfolios of its insurance subsidiaries, approximately 13.6% of the outstanding common shares of Imvescor and would own approximately 37.8% assuming full exercise of the warrants. Accordingly, on the acquisition date, the company commenced recording its investment in the common shares of Imvescor using the equity method of accounting as the potential voting rights which are currently excercisable by the company permit it to exercise significant influence over Imvescor.

(5)	On December 30, 2011, the company sold all of its interest in PTU and received cash consideration of $10.1 (34.7 million Polish zloty) and recorded net gains on investments of $7.0.

(6)

On December 17, 2010, the company decreased its ownership of ICG from 22.2% to 11.1% and received cash consideration of $163.9, recorded net gains of $77.9 on its partial disposition and ceased equity accounting for this investment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Share of profit (loss) of associates for the years ended December 31 were as follows:

	2011	2010
Gulf Insurance Company	(0.9)	–
ICICI Lombard General Insurance Company Limited	(36.1)	19.5
Cunningham Lindsey Group Limited	14.9	6.9
The Brick Ltd.	9.1	5.9
Singapore Reinsurance Corporation Limited	1.5	3.4
Fibrek Inc.	2.0	0.4
MEGA Brands Inc.	3.3	2.9
Falcon Insurance PLC	(0.5)	0.8
Polskie Towarzystwo Ubezpieczen S.A.	(1.0)	(1.2)
International Coal Group, Inc.(1)	–	4.6
Partnerships, trusts and other	9.5	2.8

	1.8	46.0

(1)	On December 17, 2010, the company decreased its ownership of International Coal Group, Inc. from 22.2% to 11.1% and ceased equity accounting for this investment.

The following changes have occurred in the investments in associates balances for the years ended December 31:

	2011	2010
Balance – January 1	707.9	423.7
Share of profit	1.8	46.0
Dividends received	(46.2)	(21.5)
Acquisitions	300.7	426.3
Divestitures	(27.0)	(187.5)
Foreign exchange effect and other	(12.9)	20.9

Balance – December 31	924.3	707.9

The company’s strategic investment of $87.9 at December 31, 2011 ($68.7 at December 31, 2010) in 15.0% of Alltrust Insurance Company of China Ltd. is classified as at FVTPL within common stocks on the consolidated balance sheets.

7.	Short Sale and Derivative Transactions

The following table summarizes the notional amount and fair value of the company’s derivative instruments:

	December 31, 2011				December 31, 2010				January 1, 2010
		Notional amount	Fair value			Notional amount	Fair value			Notional amount	Fair value
	Cost		Assets	Liabilities	Cost		Assets	Liabilities	Cost		Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	–	5,517.6	25.8	59.6	–	5,463.3	10.3	133.7	–	1,582.7	9.2	–
Equity total return swaps – short positions	–	1,617.6	68.8	47.7	–	624.5	18.0	28.3	–	232.2	–	1.2
Equity total return swaps – long positions	–	1,363.5	2.4	49.2	–	1,244.3	0.7	8.3	–	214.6	8.7	7.7
Equity call options	–	–	–	–	–	–	–	–	46.2	79.3	46.0	–
Warrants	11.7	44.6	15.9	–	21.6	158.8	171.1	–	10.1	127.5	71.6	–
Credit derivatives:
Credit default swaps	66.8	3,059.6	49.8	–	70.8	3,499.3	67.2	–	114.8	5,926.2	71.6	–
Warrants	24.3	340.2	50.0	–	16.6	340.2	6.5	–	15.8	340.2	2.8	–
CPI-linked derivative contracts	421.1	46,518.0	208.2	–	302.3	34,182.3	328.6	–	8.8	1,490.7	8.2	–
Foreign exchange forward contracts	–	–	32.9	8.2	–	–	–	25.5	–	–	1.6	48.0
Other derivative contracts	–	–	1.3	5.5	–	–	–	21.1	–	–	5.5	0.3

Total			455.1	170.2			602.4	216.9			225.2	57.2

The company is exposed to significant market risk through its investing activities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s equities and equity-related securities. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps including short positions in certain equities, the Russell 2000 index and the S&P 500 index as set out in the table below. During 2011, the company increased the net original notional amount of its short equity and equity index total return swaps by $1,332.7. At December 31, 2011, equity hedges represented 104.6% of the company’s equity and equity-related holdings (80.2% at December 31, 2010). The excess of the equity hedges over the company’s equity and equity-related holdings at December 31, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected some non-correlated performance of the company’s equity and equity-related holdings in 2011 relative to the performance of the economic equity hedges used to protect those holdings. The company’s exposure to basis risk is discussed further in note 24. The company’s objective is that the equity hedges be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur; however, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk. During 2011, the company received net cash of $293.2 (2010 – paid net cash of $797.0) in connection with the reset provisions of its short equity and equity index total return swaps. During 2011, the company paid net cash of $22.6 (2010 – received net cash of $91.9) to counterparties in connection with the reset provisions of the company’s long equity total return swaps.

	December 31, 2011			December 31, 2010
Underlying Equity Index	Units	Original notional amount(1)	Weighted average index value	Units	Original notional amount(1)	Weighted average index value
Russell 2000	52,881,400	3,501.9	662.22	51,355,500	3,377.1	657.60
S&P 500	12,120,558	1,299.3	1,071.96	12,120,558	1,299.3	1,071.96

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at December 31, 2011, the company had entered into long equity total return swaps on individual equity securities for investment purposes with an original notional amount of $1,280.0 ($1,114.3 at December 31, 2010).

At December 31, 2011, the fair value of the collateral deposited for the benefit of derivative counterparties included in assets pledged for short sale and derivative obligations was $1,135.3 ($847.0 at December 31, 2010), comprised of collateral of $962.6 ($733.2 at December 31, 2010) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and net collateral of $172.7 ($113.8 at December 31, 2010) securing amounts owed to counterparties to the company’s derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company’s investment in debt securities of various Canadian companies. At December 31, 2011, the warrants have expiration dates ranging from 2 years to 5 years (2 years to 4 years at December 31, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Credit contracts

Since 2003, the company’s investments have included credit default swaps referenced to various issuers in the financial services industry as an economic hedge of certain financial and systemic risks. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets. At December 31, 2011, the company’s remaining credit default swaps have a weighted average life of 1.3 years (2.4 years at December 31, 2010) and a notional amount and fair value of $3,059.6 ($3,499.3 at December 31, 2010) and $49.8 ($67.2 at December 31, 2010) respectively.

The company holds, for investment purposes, various bond warrants that give the company an option to purchase certain long dated corporate bonds. At December 31, 2011, the warrants have expiration dates averaging 35.1 years (35.8 years at December 31, 2010).

CPI-linked derivative contracts

The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At December 31, 2011, these contracts have a remaining weighted average life of 8.6 years (9.4 years at December 31, 2010) and a notional amount and fair value as shown in the table below. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company’s maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company’s CPI-linked derivative contracts:

	December 31, 2011			December 31, 2010
	Notional Amount			Notional Amount
Underlying CPI Index	Original currency	U.S. dol lars	Weighted average strike price	Original currency	U.S. dollars	Weighted average strike price
United States	18,175.0	18,175.0	216.95	16,250.0	16,250.0	216.58
United Kingdom	550.0	854.8	216.01	550.0	861.1	216.01
European Union	20,425.0	26,514.6	109.74	12,725.0	17,071.2	108.83
France	750.0	973.6	120.09	–	–	–

		46,518.0			34,182.3

During 2011, the company purchased $13,596.7 (2010 – $32,670.2) notional amount of CPI-linked derivative contracts at a cost of $122.6 (2010 – $291.4) and recorded net mark-to-market losses of $233.9 (2010 – mark-to-market gains of $28.1) on positions remaining open at the end of the year.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the U.S. dollar. The company is also exposed to currency rate fluctuations through its equity accounted investments and its net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the Euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at December 31, 2011 consisted of cash of $50.5 ($26.1 at December 31, 2010) and government securities of $156.8 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2011. The company’s exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 24.

Hedge of net investment in Northbridge

The company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,114.6 (principal amount of Cdn$675.0 with a fair value of $736.2 at December 31, 2010) as a hedge of its net investment in Northbridge for financial reporting purposes. In 2011, the company recognized pre-tax gains of $33.2 (2010 – pre-tax losses of $28.2) related to foreign currency movements on the unsecured senior notes in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross			Ceded			Net
	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010	December 31, 2011	December 31, 2010	January 1, 2010
Provision for unearned premiums	2,487.3	2,120.9	1,913.9	388.1	279.8	252.2	2,099.2	1,841.1	1,661.7
Provision for losses and loss adjustment expenses	17,232.2	16,049.3	14,504.7	3,496.8	3,229.9	3,056.1	13,735.4	12,819.4	11,448.6

Total insurance contract liabilities	19,719.5	18,170.2	16,418.6	3,884.9	3,509.7	3,308.3	15,834.6	14,660.5	13,110.3

Current	6,579.3	5,884.9	5,269.6	1,979.2	1,756.8	1,650.9	4,600.1	4,128.1	3,618.7
Non-current	13,140.2	12,285.3	11,149.0	1,905.7	1,752.9	1,657.4	11,234.5	10,532.4	9,491.6

	19,719.5	18,170.2	16,418.6	3,884.9	3,509.7	3,308.3	15,834.6	14,660.5	13,110.3

Provision for unearned premiums

The following changes have occurred in the provision for unearned premiums for the years ended December 31:

	2011	2010
Provision for unearned premiums – January 1	2,120.9	1,913.9
Gross premiums written	6,743.5	5,362.9
Less: premiums earned	(6,541.4)	(5,510.4)
Acquisitions of subsidiaries	206.9	279.4
Foreign exchange effect and other	(42.6)	75.1

Provision for unearned premiums – December 31	2,487.3	2,120.9

Provision for losses and loss adjustment expenses

The following changes have occurred in the provision for losses and loss adjustment expenses for the years ended December 31:

	2011	2010
Provision for losses and loss adjustment expenses – January 1	16,049.3	14,504.7
Foreign exchange effect and other	(161.2)	198.4
(Decrease) increase in estimated losses and expenses for claims occurring in the prior years	(52.7)	(38.6)
Losses and expense for claims occurring in the current year	5,594.1	4,276.6
Paid on claims occurring during:
the current year	(1,427.5)	(1,102.5)
the prior years	(3,539.1)	(3,354.3)
Acquisitions of subsidiaries	769.3	1,565.0

Provision for losses and loss adjustment expenses – December 31	17,232.2	16,049.3

Provision for losses and loss adjustment expenses include CTR life reserves at December 31, 2011 of $24.2 ($25.3 at December 31, 2010).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Assumptions

The basic assumptions made in establishing actuarial liabilities are best estimates of possible outcomes. The company uses tabular reserving for the indemnity lifetime benefit liabilities with standard mortality assumptions, and discounts such reserves using interest rates ranging from 3.5% to 5.0%.

Development of insurance losses, gross

The development of insurance liabilities provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development table which follows shows the provision for claims and loss adjustment expenses at the end of each calendar year, the cumulative payments made in respect of those reserves in subsequent years and the re-estimated amount of each calendar years’ provision for claims and loss adjustment expenses as at December 31, 2011.

	Calendar year
	2007	2008	2009	2010	2011
Provision for claims and loss adjustment expenses	14,843.2	14,467.2	14,504.8	16,049.3	17,232.2
Less: CTR Life	21.5	34.9	27.6	25.3	24.2

	14,821.7	14,432.3	14,477.2	16,024.0	17,208.0

Cumulative payments as of:
One year later	3,167.8	3,136.0	3,126.6	3,355.9
Two years later	5,130.8	5,336.4	5,307.6
Three years later	6,784.9	7,070.7
Four years later	8,124.6

Reserves re-estimated as of:
One year later	14,420.4	14,746.0	14,616.0	15,893.8
Two years later	14,493.8	14,844.4	14,726.6
Three years later	14,579.9	14,912.4
Four years later	14,679.5

Favourable (unfavourable) development	142.2	(480.1)	(249.4)	130.2

Gross favourable development of prior years’ reserves in 2011 of $130.2 was as a result of favourable development of $69.3 related to subsidiaries which were owned throughout 2011 and also included the favourable effect of foreign currency translation on prior years’ reserves of $60.9. The loss reserve development table above reflects subsidiaries purchased during the year as though they were acquired on December 31 of the year in which they were acquired whereas losses on claims, gross in the consolidated income statements includes loss reserve development of newly acquired subsidiaries from their date of acquisition. Accordingly, the difference in 2011 between favourable development of $52.7 recorded in losses on claims, net in the consolidated income statement and favourable development of $69.3 reflected in the loss reserve development table above relates to $16.6 of unfavourable development on the prior years’ reserves of subsidiaries acquired in 2011. The gross unfavourable development of prior years’ reserves of $249.4 and $480.1 was primarily as a result of the unfavourable effect of foreign currency translation of prior accident years’ reserves of subsidiaries with functional currencies other than the U.S. dollar ($93.2 and $450.1 respectively). The gross favourable development of prior years’ reserves of $142.2 was also affected by foreign currency translation in a similar manner except that effect was favourable ($139.9). The company’s exposure to foreign currency risk and the manner in which the company manages foreign currency risk is discussed further in note 24.

Development of losses and loss adjustment expenses for asbestos and pollution

A number of the company’s subsidiaries wrote general insurance policies and reinsurance prior to their acquisition by the company under which policyholders continue to present asbestos-related injury claims and claims alleging injury, damage or clean up costs arising from environmental pollution claims. The vast majority of these claims are presented under policies written many years ago and reside primarily within the runoff group.

There is a great deal of uncertainty surrounding these types of claims, which impacts the ability of insurers and reinsurers to estimate the ultimate amount of unpaid claims and related settlement expenses. The majority of these claims differ from most other types of claims because there is, inconsistent precedent, if any at all, to determine what, if any, coverage exists or which, if any, policy years and insurers/reinsurers may be liable. These uncertainties are exacerbated by judicial and legislative interpretations of coverage that in some cases have eroded the clear and express intent of the parties to the insurance contracts, and in others have expanded theories of liability.

The following is an analysis of the changes which have occurred in the company’s provision for losses and loss adjustment expenses related to asbestos and pollution exposure on a gross and net basis for the years ended December 31:

	2011		2010
	Gross	Net	Gross	Net
Asbestos
Balance – beginning of year	1,357.6	934.9	1,369.1	953.4
Loss and loss adjustment expenses incurred	73.8	49.3	141.4	75.7
Losses and loss adjustment expenses paid	(123.9)	(80.9)	(159.5)	(100.8)
Insurance subsidiaries acquired during the year(1)	–	–	6.6	6.6

Balance – end of year	1,307.5	903.3	1,357.6	934.9

Pollution
Balance – beginning of year	276.3	180.1	342.0	202.4
Loss and loss adjustment expenses incurred	(26.1)	(2.2)	(23.9)	(9.5)
Losses and loss adjustment expenses paid	(67.1)	(31.0)	(43.8)	(14.8)
Insurance subsidiaries acquired during the year(1)	–	–	2.0	2.0

Balance – end of year	183.1	146.9	276.3	180.1

(1)	Zenith National in 2010.

Fair Value

The fair value of insurance and reinsurance contracts is estimated as follows:

	December 31, 2011		December 31, 2010		January 1, 2010
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value
Insurance contracts	19,902.0	19,719.5	17,739.6	18,170.2	15,873.9	16,418.6
Ceded reinsurance contracts	3,775.4	3,884.9	3,253.9	3,509.7	3,042.5	3,308.3

The fair value of insurance contracts is comprised of the fair value of unpaid claim liabilities and the fair value of the unearned premiums. The fair value of ceded reinsurance contracts is comprised of the fair value of reinsurers’ share of unpaid claim liabilities and the unearned premium. Both reflect the time value of money whereas the carrying values (including the reinsurers’ share thereof) do not reflect discounting, except for workers’ compensation lines of business as described above. The calculation of the fair value of the unearned premium includes acquisition expenses to reflect the deferral of these expenses at the inception of the insurance contract. The estimated value of insurance and ceded reinsurance contracts is determined by projecting the expected future cash flows of the contracts, selecting the appropriate interest rates, and applying the resulting discount factors to expected future cash flows. The difference between the sum of the undiscounted expected future cash flows and discounted future cash flows represent the time value of money. A margin for risk and uncertainty is added to the discounted cash flows to reflect the volatility of the lines of business written, quantity of reinsurance purchased, credit quality of reinsurers and a risk margin for future changes in interest rates.

The table that follows shows the potential impact of interest rate fluctuations on the fair value of insurance and reinsurance contracts:

	December 31, 2011		December 31, 2010
Change in Interest Rates	Fair value of insurance contracts	Fair value of reinsurance contracts	Fair value of insurance contracts	Fair value of reinsurance contracts
100 basis point rise	19,314.8	3,660.4	17,194.0	3,153.2
100 basis point decline	20,542.8	3,900.7	18,334.5	3,364.6

FAIRFAX FINANCIAL HOLDINGS LIMITED

9.	Reinsurance

Reinsurers’ share of insurance contract liabilities is comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Reinsurers’ share of unearned premiums	388.1	279.8	252.2
Reinsurers’ share of provision for losses and loss adjustment expenses	4,105.5	3,826.1	3,675.6
Provision for uncollectible reinsurance	(295.5)	(348.9)	(356.7)

	4,198.1	3,757.0	3,571.1

Current	2,251.8	1,970.2	1,877.9
Non-current	1,946.3	1,786.8	1,693.2

	4,198.1	3,757.0	3,571.1

The company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries on any policy to a maximum amount on any one loss. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. As a result of the number of significant catastrophic events in the past several years the price for catastrophe reinsurance has increased, and if another major loss were to occur the cost of reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development of prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that in the future, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

The company has guidelines and a review process in place to assess the creditworthiness of the reinsurers to which it cedes. Note 24 discusses the company’s management of credit risk associated with reinsurance recoverables.

The company makes specific provisions against reinsurance recoverables from reinsurers considered to be in financial difficulty. In addition, the company records an allowance based upon analysis of historical recoveries, the level of allowance already in place and management’s judgment on future collectability. The provision for uncollectible reinsurance at December 31, 2011 was $295.5 ($348.9 at December 31, 2010).

Changes in the reinsurers’ share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the years ended December 31 were as follows:

	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2011	458.0	3,368.1	279.8	(348.9)	3,757.0
Reinsurers’ share of losses paid to insureds	944.4	(944.4)	–	–	–
Reinsurance recoveries received	(902.7)	–	–	–	(902.7)
Reinsurers’ share of losses or premiums earned	–	911.9	(1,121.4)	–	(209.5)
Premiums ceded to reinsurers	–	–	1,143.4	–	1,143.4
Change in provision, recovery or write-off of impaired balances	(25.6)	(5.8)	–	52.7	21.3
Acquisitions of subsidiaries and reinsurance-to-close transactions	29.8	290.6	95.3	–	415.7
Foreign exchange effect and other	(3.0)	(15.8)	(9.0)	0.7	(27.1)

Balance – December 31, 2011	500.9	3,604.6	388.1	(295.5)	4,198.1

	Paid losses	Unpaid losses	Unearned premiums	Provision	Net recoverable
Balance – January 1, 2010	486.1	3,189.5	252.2	(356.7)	3,571.1
Reinsurers’ share of losses paid to insureds	886.7	(886.7)	–	–	–
Reinsurance recoveries received	(917.2)	–	–	–	(917.2)
Reinsurers’ share of losses or premiums earned	–	854.6	(914.4)	–	(59.8)
Premiums ceded to reinsurers	–	–	904.6	–	904.6
Change in provision, recovery or write-off of impaired balances	(23.1)	(10.4)	–	8.3	(25.2)
Acquisitions of subsidiaries	13.8	210.7	9.4	–	233.9
Foreign exchange effect and other	11.7	10.4	28.0	(0.5)	49.6

Balance – December 31, 2010	458.0	3,368.1	279.8	(348.9)	3,757.0

Reinsurers’ share of provision for losses and loss adjustment expenses at December 31, 2011 includes $313.2 ($247.2 at December 31, 2010) of paid losses net of provisions.

Included in commissions, net is commission income from reinsurance contracts of $226.1 (2010 – $166.9) for the year ended December 31, 2011.

10.	Insurance Contract Receivables

Insurance contract receivables are comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Insurance premiums receivable	1,113.3	866.6	753.9
Reinsurance premiums receivable	428.4	388.7	435.9
Funds withheld receivable	195.3	209.9	187.5
Other	32.1	40.5	27.2
Provision for doubtful balances	(33.7)	(29.1)	(27.7)

	1,735.4	1,476.6	1,376.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following changes have occurred in the insurance premiums receivable balance for the years ended December 31:

	2011	2010
Balance – January 1	866.6	753.9
Gross premiums written	4,588.7	3,507.9
Premiums collected	(4,088.4)	(3,511.7)
Impairments	(0.7)	(2.6)
Amounts due to brokers and agents	(289.2)	(121.2)
Acquisitions of subsidiaries	54.2	219.6
Foreign exchange effect and other	(17.9)	20.7

Balance – December 31	1,113.3	866.6

The following changes have occurred in the reinsurance premiums receivable balance for the years ended December 31:

	2011	2010
Balance – January 1	388.7	435.9
Gross premiums written	2,154.8	1,855.0
Premiums collected	(1,706.5)	(1,538.5)
Amounts due to brokers and agents	(403.4)	(357.7)
Acquisitions of subsidiaries	3.3	0.5
Foreign exchange effect and other	(8.5)	(6.5)

Balance – December 31	428.4	388.7

11.	Deferred Premium Acquisition Costs

The following changes have occurred in the deferred premium acquisition costs for the years ended December 31:

	2011	2010
Balance – January 1	357.0	372.0
Acquisition costs deferred	1,147.2	929.2
Amortization of deferred costs	(1,109.5)	(959.6)
Acquisitions of subsidiaries	26.1	8.1
Foreign exchange effect and other	(4.9)	7.3

Balance – December 31	415.9	357.0

12.	Goodwill and Intangible Assets

Goodwill and intangible assets are compromised as follows:

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2011	572.1	256.6	60.4	2.9	47.0	10.1	949.1
Additions	129.1	34.6	19.7	–	13.0	7.7	204.1
Disposals	–	–	–	–	–	–	–
Amortization of intangible assets	–	(18.2)	(11.5)	(0.3)	–	–	(30.0)
Foreign exchange effect	(4.9)	(1.9)	(0.8)	–	(0.4)	–	(8.0)

Balance – December 31, 2011	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2

Gross carrying amount	699.9	306.3	135.8	7.8	59.6	17.8	1,227.2
Accumulated amortization	–	(35.2)	(59.4)	(5.2)	–	–	(99.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	696.3	271.1	67.8	2.6	59.6	17.8	1,115.2

	Goodwill	Intangible assets subject to amortization			Intangible assets not subject to amortization		Total
		Customer and broker relationships	Computer software	Other	Brand names	Other
Balance – January 1, 2010	249.3	115.6	34.2	3.6	26.0	10.1	438.8
Additions	317.6	147.5	33.4	–	20.2	–	518.7
Disposals	–	–	–	(0.2)	–	–	(0.2)
Amortization of intangible assets	–	(11.1)	(8.4)	(0.5)	–	–	(20.0)
Foreign exchange effect	5.2	4.6	1.2	–	0.8	–	11.8

Balance – December 31, 2010	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Gross carrying amount	575.7	274.1	117.4	7.8	47.0	10.1	1,032.1
Accumulated amortization	–	(17.5)	(48.4)	(4.9)	–	–	(70.8)
Accumulated impairment	(3.6)	–	(8.6)	–	–	–	(12.2)

	572.1	256.6	60.4	2.9	47.0	10.1	949.1

Goodwill and intangible assets are allocated to the respective cash-generating units (“CGUs”) as follows:

	December 31, 2011			December 31, 2010			January 1, 2010
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
Zenith National	317.6	162.8	480.4	317.6	170.7	488.3	–	–	–
Northbridge	107.1	115.4	222.5	109.8	123.9	233.7	104.0	115.8	219.8
OdysseyRe	104.2	54.0	158.2	104.2	51.8	156.0	104.2	48.2	152.4
Crum & Forster	87.5	67.8	155.3	7.3	15.5	22.8	7.3	13.6	20.9
All other	79.9	18.9	98.8	33.2	15.1	48.3	33.8	11.9	45.7

	696.3	418.9	1,115.2	572.1	377.0	949.1	249.3	189.5	438.8

At December 31, 2011, consolidated goodwill of $696.3 and intangible assets of $418.9 (principally related to the value of customer and broker relationships and brand names) was comprised primarily of amounts arising on the acquisitions of First Mercury, Pacific Insurance and Sporting Life during 2011, the acquisition of Zenith National during 2010 and the privatizations of Northbridge and OdysseyRe during 2009. Impairment tests for goodwill and intangible assets not subject to amortization were completed in 2011 and it was concluded that no impairment had occurred.

When testing for impairment, the recoverable amount of a CGU is determined based on the higher of value in use and fair value less costs to sell calculations. The recoverable amount of each CGU was based on fair value less cost to sell, using a discounted cash flow model. Cash flow projections covering a five year period were derived from financial budgets approved by management. Cash flows beyond the five year period were extrapolated using estimated growth rates which do not exceed the long term average past growth rate for the insurance business in which each CGU operates.

A number of other assumptions and estimates were involved in the application of discounted cash flow models to forecast operating cash flows, premium volumes, expenses and working capital requirements. Forecasts of future cash flows are based on the best estimates of future premiums, operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions are subject to review by management. The cash flow forecasts are adjusted by applying appropriate discount rates within a range of 9.5% to 11.0%. The weighted average growth rate used to extrapolate cash flows beyond five years was 2.5%. A reasonably possible change in any key assumption is not expected to cause the carrying value of any CGU to exceed its recoverable amount.

FAIRFAX FINANCIAL HOLDINGS LIMITED

13.	Other Assets

Other assets are comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Premises and equipment	210.8	184.8	155.9
Accrued interest and dividends	166.6	187.3	172.3
Income taxes refundable	85.2	217.2	50.4
Receivables for securities sold but not yet settled	17.3	13.2	43.5
Pension assets	20.1	34.9	–
Other reporting segment receivables	35.4	34.8	35.4
Other reporting segment inventories	89.3	47.1	49.8
Prepaid expenses	34.9	30.2	22.7
Other	161.8	151.5	241.6

	821.4	901.0	771.6

Current	481.8	529.8	374.1
Non-current	339.6	371.2	397.5

	821.4	901.0	771.6

14.	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised as follows:

	December 31, 2011	December 31, 2010	January 1, 2010
Payable to reinsurers	409.8	359.1	290.7
Pension and post retirement liabilities	154.1	139.4	138.9
Salaries and employee benefit liabilities	209.8	185.2	187.5
Ceded deferred premium acquisition costs	79.0	47.4	63.7
Accrued legal and professional fees	39.4	39.4	46.0
Accounts payable for securities purchased but not yet settled	23.5	45.4	39.0
Amounts withheld and accrued taxes	64.7	57.9	52.0
Accrued interest expense	35.8	36.4	34.0
Amounts payable to agents and brokers	41.2	38.0	44.6
Accrued commissions	55.2	42.8	40.0
Accrued premium taxes	66.1	56.8	39.5
Other reporting segment payables	63.7	40.4	37.8
Other	413.9	174.9	277.1

	1,656.2	1,263.1	1,290.8

Current	1,008.8	646.0	755.1
Non-current	647.4	617.1	535.7

	1,656.2	1,263.1	1,290.8

15.	Subsidiary Indebtedness, Long Term Debt and Credit Facilities

	December 31, 2011			December 31, 2010
	Principal	Carrying value(a)	Fair value(b)	Principal	Carrying value(a)	Fair value(b)
Subsidiary indebtedness consists of the following balances:
Ridley secured revolving term facility:
Cdn $30.0 or U.S. dollar equivalent at floating rate	–	–	–	1.0	0.9	0.9
U.S. $20.0 at floating rate	1.0	1.0	1.0	1.3	1.3	1.3

	1.0	1.0	1.0	2.3	2.2	2.2

Long term debt consists of the following balances:
Fairfax unsecured notes:
7.75% due April 15, 2012(1)	86.3	86.1	87.4	157.3	156.1	165.2
8.25% due October 1, 2015(3)	82.4	82.2	89.4	82.4	82.2	89.0
7.75% due June 15, 2017(1)(4)	48.4	46.4	52.5	275.6	261.7	289.4
7.375% due April 15, 2018(3)	144.2	143.9	154.3	144.2	143.8	151.4
7.50% due August 19, 2019 (Cdn$400.0)(5)	392.8	389.2	427.7	402.6	398.5	441.1
7.25% due June 22, 2020 (Cdn$275.0)(2)	270.1	268.0	289.7	276.8	274.4	295.1
5.80% due May 15, 2021(1)	500.0	494.3	467.5	–	–	–
6.40% due May 25, 2021 (Cdn$400.0)(1)	392.8	389.0	397.2	–	–	–
8.30% due April 15, 2026(3)	91.8	91.4	90.9	91.8	91.4	91.8
7.75% due July 15, 2037(3)	91.3	90.1	83.6	91.3	90.0	91.1
TIG Note(2)	201.4	152.7	152.7	201.4	143.8	143.8
Trust preferred securities of subsidiaries(12)	9.1	9.1	8.1	9.1	9.1	7.0
Purchase consideration payable(11)	152.2	152.2	152.2	158.6	158.6	158.6

Long term debt – holding company borrowings	2,462.8	2,394.6	2,453.2	1,891.1	1,809.6	1,923.5

OdysseyRe unsecured senior notes:
7.65% due November 1, 2013(1)(2)(6)	182.9	181.7	200.2	218.8	216.4	239.9
6.875% due May 1, 2015(2)(7)	125.0	123.7	131.3	125.0	123.3	134.4
Series A, floating rate due March 15, 2021(8)	50.0	49.8	42.2	50.0	49.8	47.3
Series B, floating rate due March 15, 2016(8)	50.0	49.8	47.5	50.0	49.7	48.7
Series C, floating rate due December 15, 2021(9)	40.0	39.8	34.3	40.0	39.8	38.7
Crum & Forster unsecured senior notes:
7.75% due May 1, 2017(1)(2)(10)	6.2	5.6	6.5	330.0	306.4	346.5
First Mercury trust preferred securities:
Trust III, floating rate due December 14, 2036(1)	25.8	25.8	25.8	–	–	–
Trust IV, 8.25% through December 15, 2012, floating rate thereafter, due September 26, 2037(1)	15.6	15.6	15.6	–	–	–
Zenith National redeemable debentures:
8.55% due August 1, 2028(2)	38.4	38.0	38.0	38.4	38.0	38.0
Advent subordinated notes:
floating rate due June 3, 2035	34.0	33.0	28.1	34.0	33.0	32.2
€12.0 million, floating rate due June 3, 2035	15.6	15.1	12.9	16.0	15.5	15.1
Advent unsecured senior notes:
floating rate due January 15, 2026	26.0	25.1	26.0	26.0	25.1	26.1
floating rate due December 15, 2026	20.0	19.4	19.3	20.0	19.4	20.1
Ridley economic development loan at 1% due August 10, 2019	0.6	0.5	0.5	0.7	0.6	0.6
MFXchange, equipment loans at 7.3% due April 1, 2011	–	–	–	0.3	0.3	0.3

Long term debt – subsidiary company borrowings	630.1	622.9	628.2	949.2	917.3	987.9

	3,092.9	3,017.5	3,081.4	2,840.3	2,726.9	2,911.4

(a)	Principal net of unamortized issue costs and discounts.

(b)	Based principally on market prices, where available, or discounted cash flow models.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Current and non-current portions of long term debt principal are comprised as follows:

	December 31, 2011	December 31, 2010
Current	90.6	7.1
Non-current	3,002.3	2,833.2

	3,092.9	2,840.3

(1)	During 2011, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)	First Mercury

The company acquired First Mercury on February 9, 2011, pursuant to the transaction described in note 23. At the acquisition date, the company’s consolidated balance sheet included the $67.0 carrying value of trust preferred securities issued by First Mercury Capital Trust I, II, III and IV (statutory business trust subsidiaries of First Mercury) in long term debt. These securities are redeemable at First Mercury’s option at 100% of the principal amount together with accrued and unpaid interest on any interest payment date on or after the redemption dates as set out in the table below. First Mercury fully and unconditionally guarantees the distributions and redemptions of these trust preferred securities.

Issuer	Issue date	Interest	Redemption date
First Mercury Capital Trust I	April 29, 2004	Payable quarterly at three month LIBOR plus 3.75%	On or after April 29, 2009
First Mercury Capital Trust II	May 24, 2004	Payable quarterly at three month LIBOR plus 4.00%	On or after May 24, 2009
First Mercury Capital Trust III	December 14, 2006	Payable quarterly at three month LIBOR plus 3.00%	On or after December 14, 2011
First Mercury Capital Trust IV	September 26, 2007	Payable quarterly at 8.25% fixed through December 15, 2012; three month LIBOR plus 3.30% thereafter	On or after December 15, 2012

On May 15, 2011, First Mercury redeemed for cash all $8.2 principal amount of its outstanding Trust I trust preferred securities due April 2034 for cash consideration of $8.7.

On May 24, 2011, First Mercury redeemed for cash all $12.4 principal amount of its outstanding Trust II trust preferred securities due May 2034 for cash consideration of $13.1.

On May 27, 2011, First Mercury repurchased for cash $5.0 principal amount of its outstanding Trust IV trust preferred securities due September 2037 for cash consideration of $4.9.

(b)	Debt and Tender Offerings

On May 9, 2011, the company completed a private placement debt offering of $500.0 principal amount of 5.80% unsecured senior notes due May 15, 2021 at an issue price of $99.646 for net proceeds after discount, commissions and expenses of $493.9. Commissions and expenses of $4.3 were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, together, in each case, with accrued interest thereon to the date of redemption.

On May 25, 2011, the company completed a public debt offering of Cdn$400.0 principal amount of 6.40% unsecured senior notes due May 25, 2021 at an issue price of $99.592 for net proceeds after discount, commissions and expenses of $405.6 (Cdn$396.0). Commissions and expenses of $2.4 (Cdn$2.4) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to May 25, 2021 and par, together, in each case, with accrued and unpaid interest to the date fixed for redemption. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

Pursuant to the tender offer as amended on May 20, 2011 (the “Amended Tender Offer”), the net proceeds of the debt offerings described above were used to purchase for cash the following debt during May and June of 2011:

	Principal amount	Cash consideration
Fairfax unsecured senior notes due 2012 (“Fairfax 2012 notes”)	71.0	75.6
Fairfax unsecured senior notes due 2017 (“Fairfax 2017 notes”)	227.2	252.9
Crum & Foster unsecured senior notes due 2017	323.8	357.8
OdysseyRe unsecured senior notes due 2013 (“OdysseyRe 2013 notes”)	35.9	40.8

Total	657.9	727.1

Unsecured senior notes repurchased in connection with the Amended Tender Offer were accounted for as an extinguishment of debt. Accordingly, other expenses during 2011 included a charge of $104.2 recognized on the repurchase of long term debt (including the release of $35.0 of unamortized issue costs and discounts and other transaction costs incurred in connection with the Amended Tender Offer). The principal amount of $657.9 in the table above is net of $7.0, $23.3 and $6.2 aggregate principal amounts of Fairfax 2017, Fairfax 2012, and OdysseyRe 2013 notes respectively, which were owned in Zenith National’s investment portfolio prior to being acquired by Fairfax and tendered to the Amended Tender Offer by Zenith National. Similarly, the $727.1 of cash consideration in the table above is net of $39.7 of total consideration paid to Zenith National in connection with the Amended Tender Offer. The notes tendered by Zenith National were eliminated within Fairfax’s consolidated financial reporting since the acquisition date of Zenith National.

(2)	During 2010, the company or one of its subsidiaries completed the following transactions with respect to its debt:

(a)

During 2010, holders of OdysseyRe’s 7.65% senior notes due 2013 and 6.875% senior notes due 2015 and Crum & Forster’s 7.75% senior notes due 2017 provided their consent to amend the indentures governing those senior notes to allow OdysseyRe and Crum & Forster to make available to senior note holders certain specified financial information and financial statements in lieu of the reports OdysseyRe and Crum & Forster previously filed with the Securities and Exchange Commission (“SEC”). In exchange for their consent to amend the indentures, OdysseyRe and Crum & Forster paid cash participation payments of $2.7 and $3.3 respectively to the senior note holders which were recorded as a reduction of the carrying value of the senior notes and will be amortized as an adjustment to the effective interest rate on the senior notes through interest expense in the consolidated statements of earnings. Transaction costs of $1.2, comprised of legal and agency fees incurred in connection with the consent solicitations, were recognized as an expense in the consolidated statements of earnings.

(b)

On August 17, 2010, in connection with the acquisition of GFIC as described in note 23, TIG issued a non-interest bearing contingent promissory note with an acquisition date fair value of $140.6. The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Amortization of the discount on the TIG Note is recognized as interest expense in the consolidated statement of earnings.

(c)

On June 22, 2010, the company completed a public debt offering of Cdn$275.0 principal amount of 7.25% unsecured senior notes due June 22, 2020, issued at par for net proceeds after commissions and expenses of $267.1 (Cdn$272.5). Commissions and expenses of $2.5 (Cdn$2.5) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option, in whole or in part, at any time at the greater of a specified redemption price based on the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to June 22, 2020 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

(d)

Effective May 20, 2010, the company consolidated the assets and liabilities of Zenith National, pursuant to the transaction described in note 23. As a result, the carrying value of $38.0 of redeemable securities issued by a statutory business trust subsidiary of Zenith National, was included in long term debt. These securities mature on August 1, 2028, pay semi-annual cumulative cash distributions at an annual rate of 8.55% of the $1,000

FAIRFAX FINANCIAL HOLDINGS LIMITED

liquidation amount per security and are redeemable at Zenith National’s option at any time prior to their stated maturity date at a redemption price of 100% plus the excess of the then present value of the remaining scheduled payments of principal and interest over 100% of the principal amount together with the accrued and unpaid interest. Zenith National fully and unconditionally guarantees the distributions and redemptions of these redeemable securities. On May 26, 2010, holders of the redeemable securities provided their consent to amend the indenture governing these securities to allow Zenith National to make available to the security holders certain specified financial information and financial statements in lieu of the reports Zenith National previously filed with the SEC.

The acquisition of Zenith National resulted in the consolidation of aggregate principal amount of $38.7 and $6.3 of debt securities issued by Fairfax and OdysseyRe respectively, which were recorded in Zenith National’s investment portfolio as at FVTPL on the acquisition date. Accordingly, the $47.5 fair value of these debt securities was eliminated against long term debt. As a result, the carrying value of long term debt – holding company borrowings and long term debt – subsidiary company borrowings decreased by $38.0 and $6.3 respectively and the company recorded a pre-tax loss of $3.2 in net gains (losses) on investments in the consolidated statement of earnings.

On September 17, 2010, Zenith National purchased $7.0 principal amount of its redeemable debentures due 2028 for cash consideration of $7.0. On June 9, 2010, Zenith National purchased $13.0 principal amount of its redeemable debentures due 2028 for cash consideration of $13.0.

(3)

During 2002, the company closed out the swaps for this debt and deferred the resulting gain which is amortized to earnings over the remaining term to maturity. The unamortized balance at December 31, 2011 is $26.6 ($28.5 at December 31, 2010).

(4)	Redeemable at Fairfax’s option at any time on or after June 15, 2012, June 15, 2013, June 15, 2014 and June 15, 2015 at $103.9, $102.6, $101.3 and $100.0 per bond, respectively.

(5)

Redeemable at Fairfax’s option, at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par.

(6)

Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 50 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(7)

Redeemable at OdysseyRe’s option at any time at a price equal to the greater of (a) 100% of the principal amount to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the treasury rate plus 40 basis points, plus, in each case, accrued interest thereon to the date of redemption.

(8)

The Series A and Series B notes are callable by OdysseyRe on any interest payment date on or after March 15, 2011 and March 15, 2009 respectively, at their par value plus accrued and unpaid interest. The interest rate on each series of debenture is equal to three month LIBOR, which is calculated on a quarterly basis, plus 2.20%.

(9)

The Series C notes are due in 2021 and are callable by OdysseyRe on any interest payment date on or after December 15, 2011 at their par value plus accrued and unpaid interest. The interest rate is equal to three month LIBOR plus 2.50% and is reset after every payment date.

(10)	Redeemable at Crum & Forster’s option at any time beginning May 1, 2012 at specified redemption prices.

(11)

On December 16, 2002, the company acquired Xerox’s 72.5% economic interest in TRG, the holding company of International Insurance Company (“IIC”), in exchange for payments over the next 15 years of $424.4 ($203.9 at December 16, 2002 using a discount rate of 9.0% per annum), payable approximately $5.0 a quarter from 2003 to 2017 and approximately $128.2 on December 16, 2017.

(12)

TIG Holdings had issued 8.597% junior subordinated debentures to TIG Capital Trust (a statutory business trust subsidiary of TIG Holdings) which, in turn, has issued 8.597% mandatory redeemable capital securities, maturing in 2027.

Consolidated interest expense on long term debt amounted to $213.9 (2010 – $195.3). Interest expense on Ridley’s indebtedness amounted to $0.1 (2010 – $0.2).

Principal repayments on long term debt-holding company borrowings and long term debt-subsidiary company borrowings are due as follows:

2012	90.6
2013	187.4
2014	5.0
2015	212.8
2016	257.4
Thereafter	2,339.7

Credit facilities

On January 31, 2012, Ridley entered into a three-year revolving credit agreement replacing its recently expired credit facility. Ridley may borrow the lesser of $50.0 or a calculated amount based on the level of eligible trade accounts receivable and inventory. The credit agreement is secured by first-ranking general security agreements covering substantially all of Ridley’s assets.

On November 10, 2010, Fairfax entered into a three year $300.0 unsecured revolving credit facility (the “credit facility”) with a syndicate of lenders to enhance its financial flexibility. On December 16, 2011, Fairfax extended the term of the credit facility until December 31, 2015. As of December 31, 2011, no amounts had been drawn on the credit facility. In accordance with the terms of the credit facility agreement, Northbridge terminated its five-year unsecured revolving credit facility with a Canadian chartered bank on November 10, 2010.

As at December 31, 2009 and until February 23, 2010, OdysseyRe maintained a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at February 24, 2010, the size of this credit facility was reduced to $100.0 with an option to increase the size of the facility by an amount up to $50.0, to a maximum facility size of $150.0. Following such a request, each lender has the right, but not the obligation, to commit to all or a portion of the proposed increase. As at December 31, 2011, there was $34.3 utilized under this credit facility, all of which was in support of letters of credit.

16.	Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares carrying ten votes per share and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2011 included 1,548,000 multiple voting shares and 19,865,689 (19,891,389 at December 31, 2010) subordinate voting shares without par value (inclusive of subordinate voting shares held in treasury). The multiple voting shares are not publicly traded.

Common Stock

The number of shares outstanding was as follows:

	2011	2010
Subordinate voting shares – January 1	19,706,477	19,240,100
Issuances during the year	–	563,381
Purchases for cancellation	(25,700)	(43,900)
Net treasury shares reissued (acquired)	(53,751)	(53,104)

Subordinate voting shares – December 31	19,627,026	19,706,477
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)

Common stock effectively outstanding – December 31	20,375,796	20,455,247

FAIRFAX FINANCIAL HOLDINGS LIMITED

Preferred Stock

The number of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	10,000,000	–	–	–	10,000,000
Issuances during 2010	–	8,000,000	10,000,000	12,000,000	30,000,000

Balance – December 31, 2010 and 2011	10,000,000	8,000,000	10,000,000	12,000,000	40,000,000

The carrying value of preferred shares outstanding was as follows:

	Series C	Series E	Series G	Series I	Total
Balance – January 1, 2010	227.2	–	–	–	227.2
Issuances during 2010	–	183.1	235.9	288.5	707.5

Balance – December 31, 2010 and 2011	227.2	183.1	235.9	288.5	934.7

The terms of the company’s cumulative five-year rate reset preferred shares are as follows:

	Initial redemption date	Number of shares issued	Stated capital		Liquidation preference per share		Fixed dividend rate per annum
Series C(1)	December 31, 2014	10,000,000	Cdn $	250.0	Cdn $	25.00	5.75%
Series E(2)	March 31, 2015	8,000,000	Cdn $	200.0	Cdn $	25.00	4.75%
Series G(2)	September 30, 2015	10,000,000	Cdn $	250.0	Cdn $	25.00	5.00%
Series I(2)	December 31, 2015	12,000,000	Cdn $	300.0	Cdn $	25.00	5.00%

(1)

Series C preferred shares are redeemable by the company on the date specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series D on December 31, 2014 and on each subsequent five-year anniversary date. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

(2)

Series E, Series G and Series I preferred shares are redeemable by the company on the dates specified in the table above and on each subsequent five-year anniversary date at Cdn$25.00 per share. Holders of unredeemed Series E, Series G and Series I preferred shares will have the right, at their option, to convert their shares into floating rate cumulative preferred shares Series F (on March 31, 2015), Series H (on September 30, 2015) and Series J (on December 31, 2015) respectively and on each subsequent five-year anniversary date. The Series F, Series H and Series J preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on March 31, 2015, September 30, 2015 and December 31, 2015 or any subsequent five-year anniversary plus 2.16%, 2.56% and 2.85% respectively.

Capital transactions

Year ended December 31, 2010

On October 5, 2010, the company issued 12,000,000 cumulative five-year rate reset preferred shares, Series I for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $286.0 (Cdn$290.8). Commissions and expenses of $9.0 were charged to preferred stock and recorded net of $2.5 of deferred income tax recovery.

On July 28, 2010, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series G for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $233.8 (Cdn$242.2). Commissions and expenses of $7.6 were charged to preferred stock and recorded net of $2.1 of deferred income tax recovery.

On February 26, 2010, the company completed a public equity offering and issued 563,381 subordinate voting shares at $355.00 per share, for net proceeds after expenses (net of tax) of $199.8.

On February 1, 2010, the company issued 8,000,000 cumulative five-year rate reset preferred shares, Series E for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $181.4 (Cdn$193.5). Commissions and expenses of $6.2 were charged to preferred stock and recorded net of $1.7 of deferred income tax recovery.

Repurchase of Shares

During 2011, under the terms of normal course issuer bids, the company repurchased for cancellation 25,700 (2010 – 43,900) subordinate voting shares for a net cost of $10.0 (2010 – $16.8), of which $5.8 (2010 – $9.7) was charged to retained earnings. The company also acquires its own subordinate voting shares on the open market for its share-based payment awards. The number of shares reserved in treasury at December 31, 2011 was 238,663 (184,912 at December 31, 2010).

Dividends

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares during the most recent three years were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 4, 2012	January 19, 2012	January 26, 2012	$10.00	$205.8
January 5, 2011	January 19, 2011	January 26, 2011	$10.00	$205.9
January 5, 2010	January 19, 2010	January 26, 2010	$10.00	$200.8

Accumulated other comprehensive income (loss)

The balances related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	December 31, 2011			December 31, 2010
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Share of accumulated other comprehensive income (loss) of associates	7.2	(1.9)	5.3	15.5	(2.7)	12.8
Currency translation account	101.9	(20.4)	81.5	100.0	(11.4)	88.6

	109.1	(22.3)	86.8	115.5	(14.1)	101.4

Non-controlling interests

Year ended December 31, 2011

On December 22, 2011, the company acquired 75.0% of the outstanding common shares of Sporting Life and recorded $2.3 (Cdn$2.3) of non-controlling interests related to the 25.0% proportionate share of the identifiable net assets of Sporting Life which were acquired, pursuant to the transaction described in note 23.

Year ended December 31, 2010

On September 15, 2010, OdysseyRe called for redemption all of the outstanding shares of its 8.125% noncumulative Series A preferred shares and its floating rate noncumulative Series B preferred shares not owned by it or by other subsidiaries of the company. On the redemption date of October 20, 2010, OdysseyRe paid $43.6 to repurchase $42.4 of the stated capital of the Series A preferred shares and $27.0 to repurchase $26.1 of the stated capital of the Series B preferred shares. These transactions decreased non-controlling interests by $68.5 and a pre-tax loss of $2.1 was recognized in other expenses in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

17.	Earnings per Share

Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	2011	2010
Net earnings attributable to shareholders of Fairfax	45.1	335.8
Preferred share dividends	(51.5)	(31.4)

Net earnings (loss) attributable to common shareholders – basic and diluted	(6.4)	304.4

Weighted average common shares outstanding – basic	20,405,427	20,436,346
Restricted share awards	–	98,226

Weighted average common shares outstanding – diluted	20,405,427	20,534,572

Net earnings (loss) per common share – basic	$(0.31)	$14.90
Net earnings (loss) per common share – diluted	$(0.31)	$14.82

Options to purchase treasury stock acquired of 175,299 were not included in the calculation of net loss per diluted common share in 2011, as the inclusion of the options would be anti-dilutive.

18.	Income Taxes

The company’s provision for income taxes for the years ended December 31 is as follows:

	2011	2010
Current income tax:
Current year expense	63.1	44.6
Adjustments to prior years’ income taxes	8.5	(28.0)

	71.6	16.6

Deferred income tax:
Origination and reversal of temporary differences	(123.3)	(217.5)
Adjustments to prior years’ deferred income taxes	(6.4)	17.6
Other	1.6	(3.6)

	(128.1)	(203.5)

Recovery of income taxes	(56.5)	(186.9)

A reconciliation of income tax calculated at the Canadian statutory tax rate to the income tax provision at the effective tax rate in the consolidated financial statements for the years ended December 31 is summarized in the following table:

	2011	2010
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(2.4)	46.8
Non-taxable investment income	(79.7)	(95.8)
Tax rate differential on income and losses incurred outside Canada	22.6	(99.3)
Withholding tax	–	35.6
Foreign exchange	5.8	2.5
Change in tax rate for deferred income taxes	4.8	(12.6)
Provision (recovery) relating to prior years	2.5	(1.7)
Change in unrecorded tax benefit of losses	(24.3)	(34.5)
Other including permanent differences	14.2	(27.9)

Recovery of income taxes	(56.5)	(186.9)

The $56.5 recovery of income taxes in 2011 differed from the income tax recovery that would be determined by applying the company’s Canadian statutory income tax rate of 28.3% to the loss before income taxes of $8.7 primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by the effect of income earned in jurisdictions where the corporate income tax rate differed from the company’s statutory income tax rate.

The $186.9 recovery of income taxes in 2010 differed from the income tax provision that would be determined by applying the company’s Canadian statutory income tax rate of 31.0% to the earnings before income taxes of $151.1 primarily as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the effect of non-taxable investment income (including dividend income and interest on bond investments in U.S. states and municipalities, and capital gains in Canada which are only 50.0% taxable), the recognition of the benefit of previously unrecorded accumulated income tax losses and the excess of the fair value of net assets acquired over the purchase price in respect of the GFIC acquisition which is not taxable ($28.5 included in other including permanent differences), partially offset by withholding taxes paid on an intercompany dividend from the U.S. to Canada.

Income taxes refundable and payable are as follows:

	December 31, 2011	December 31, 2010
Income taxes refundable	85.2	217.2
Income taxes payable	(21.4)	(31.7)

Net income taxes refundable	63.8	185.5

The following changes have occurred in net income taxes refundable (payable) during the years ended December 31:

	2011	2010
Balance – January 1	185.5	(27.2)
Amounts recorded in the consolidated statements of earnings	(71.6)	(16.6)
Payments made (refunds received) during the period	(82.4)	218.7
Acquisition of subsidiaries (note 23)	25.2	5.8
Foreign exchange effect and other	7.1	4.8

Balance – December 31	63.8	185.5

The following is the gross movement in the net deferred income tax asset during the years ended December 31:

	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2011	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5
Amounts recorded in the consolidated statements of earnings	61.1	8.1	10.3	(9.9)	0.7	52.2	17.8	(12.2)	128.1
Amounts recorded in total equity	–	–	–	–	–	(8.2)	–	9.0	0.8
Acquisition of subsidiary (note 23)	6.1	18.2	6.4	(4.2)	(19.3)	1.4	–	0.8	9.4
Foreign exchange effect and other	1.1	(0.4)	(0.1)	1.5	0.5	(4.5)	–	1.3	(0.6)

Balance – December 31, 2011	122.6	354.5	79.6	(64.9)	(123.4)	1.2	163.3	95.3	628.2

	Operating and capital losses	Provision for losses and loss adjustment expenses	Provision for unearned premiums	Deferred premium acquisition costs	Intan- gibles	Invest- ments	Tax credits	Other	Total
Balance – January 1, 2010	42.8	298.6	58.2	(50.0)	(53.2)	(65.9)	51.5	17.5	299.5
Amounts recorded in the consolidated statements of earnings	10.6	(46.4)	(4.6)	0.2	8.0	65.9	94.0	75.8	203.5
Amounts recorded in total equity	–	–	–	–	–	(14.1)	–	1.2	(12.9)
Acquisition of subsidiary (note 23)	–	74.3	9.4	(2.8)	(58.7)	(27.6)	–	3.4	(2.0)
Foreign exchange effect and other	0.9	2.1	–	0.3	(1.4)	2.0	–	(1.5)	2.4

Balance – December 31, 2010	54.3	328.6	63.0	(52.3)	(105.3)	(39.7)	145.5	96.4	490.5

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management expects that the recorded deferred income tax asset will be realized in the normal course of operations. The most significant temporary difference included in the deferred income tax asset at December 31, 2011 related to provision for losses and loss adjustment expenses which is recorded substantially on an undiscounted basis in these consolidated financial statements but is recorded on a discounted basis in certain jurisdictions for tax purposes.

Management reviews the recoverability of the deferred income tax asset on an ongoing basis and adjusts, as necessary, to reflect its anticipated realization. As at December 31, 2011, management has not recorded deferred income tax assets of $217.6 related primarily to operating losses. The operating losses for which deferred income tax assets have not been recorded are comprised of $49.4 of operating losses in Canada, mostly of the former Cunningham Lindsey companies, $655.0 of operating losses in Europe (excluding Advent), and $46.3 of operating losses in the U.S., mostly of the former Cunningham Lindsey companies. References to the former Cunningham Lindsey companies in Canada and in the U.S. are to certain companies which were retained by Fairfax following the disposition of its controlling interest in the operating companies of Cunningham Lindsey Group Inc. in 2007. The operating losses in Canada expire in 2014, 2015, 2026 and 2027. The operating losses in the U.S. expire in 2024 and 2025. The operating losses in Europe do not have an expiry date.

Deferred income tax has not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are not likely to become payable in the foreseeable future. Unremitted earnings amounted to approximately $1.8 billion at December 31, 2011.

19.	Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the insurance and reinsurance subsidiaries. The insurance and reinsurance subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 24. The company’s share of dividends paid in 2011 by the subsidiaries which are eliminated on consolidation was $265.7 (2010 – $745.6). At December 31, 2011, the company has access to dividend capacity for dividend payment in 2012 at each of its primary operating companies as follows:

December 31, 2011
Northbridge(1)	166.2
Crum & Forster	122.3
Zenith National	62.0
OdysseyRe	302.5

653.0

(1)	Subject to prior regulatory approval.

20.	Contingencies and Commitments

Lawsuits

(a)

On July 25, 2011, a lawsuit seeking class action status was filed in the United States District Court for the Southern District of New York against Fairfax, certain of its current and former directors and officers, OdysseyRe and Fairfax’s auditors. The plaintiff seeks to represent a class of all purchasers of securities of Fairfax listed or registered on a U.S. exchange between May 21, 2003 and March 22, 2006 inclusive. The complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). The content of the complaint, including the relief sought, is substantially identical to the content of the complaint in a lawsuit filed in 2006 which has been finally dismissed, except that the purported class has been modified so as to avoid the defect which resulted in the dismissal of the earlier lawsuit. The current lawsuit is at a very preliminary stage. The plaintiff in the lawsuit was appointed lead plaintiff, its motion for such appointment being unopposed by any other aspiring lead plaintiff; the defendants have filed motions to dismiss the lawsuit; and the plaintiff has filed its opposition to those motions. The ultimate outcome of any litigation is uncertain, and should this lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operation and financial condition. The lawsuit may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. If their motion to dismiss the lawsuit is not successful, Fairfax, OdysseyRe and the named directors and officers intend to vigorously defend against the lawsuit (as they did in the prior lawsuit mentioned above) and the company’s financial statements include no provision for loss in this matter.

(b)

On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers, which counterclaim was voluntarily dismissed by those defendants. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. That defendant is now deceased; however, to the extent necessary, Fairfax intends to vigorously defend against that counterclaim. In September 2008, the Court granted motions for summary judgment brought by several defendants, and dismissed Fairfax’s claims against those defendants. In September 2011, the Court granted the motion for summary judgment brought by S.A.C. Capital and related defendants. In December 2011, the Court granted motions for summary judgment and dismissed claims against Third Point, Kynikos, Institutional Credit Partners and related defendants for lack of personal jurisdiction over those parties in New Jersey. Discovery in this action is ongoing and the remaining defendants have filed motions for summary judgment, which are pending. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

On February 24, 2010, the company issued a Cdn$4.0 standby letter of credit on behalf of an investee for a term of six months. In connection with the standby letter of credit, the company had pledged short term investments in the amount of Cdn$4.2 representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. On August 24, 2010, the standby letter of credit expired undrawn which was followed by the release of the company’s collateral.

Other

Subsidiaries of the company are defendants in several damage suits and have been named as third party in other suits. The uninsured exposure to the company is not considered to be material to the company’s financial position.

FAIRFAX FINANCIAL HOLDINGS LIMITED

OdysseyRe, Advent and RiverStone (UK) (“the Lloyd’s participants”) participate in Lloyd’s through their 100% ownership of certain Lloyd’s syndicates. The Lloyd’s participants have pledged securities and cash, with a fair value of $760.5 and $35.2 respectively as at December 31, 2011, in deposit trust accounts in favour of Lloyd’s based on certain minimum amounts required to support the liabilities of the syndicates as determined under the risk-based capital models and on approval by Lloyd’s. The Lloyd’s participants have the ability to substitute these securities with other securities subject to certain admissibility criteria. These pledged assets effectively secure the contingent obligations of the Lloyd’s syndicates should they not meet their obligations. The Lloyd’s participants contingent liability to Lloyd’s is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

21.	Pensions and Post Retirement Benefits

The company’s subsidiaries have a number of arrangements in Canada, the United States and the United Kingdom that provide pension and post retirement benefits to retired and current employees. The holding company has no arrangements or plans that provide defined benefit pension or post retirement benefits to retired or current employees. Pension arrangements of the subsidiaries include defined benefit statutory pension plans, as well as supplemental arrangements that provide pension benefits in excess of statutory limits. These plans are a combination of defined benefit plans and defined contribution plans.

In addition to actuarial valuations for accounting purposes, subsidiaries of the company are required to prepare funding valuations for determination of their pension contributions. All of the defined benefit pension plans had their most recent funding valuation performed on various dates during 2011.

The investment policy for the defined benefit pension plans is to invest prudently in order to preserve the investment asset value of the plans while seeking to maximize the return on those invested assets. The plans’ assets as of December 31, 2011 and 2010 were invested principally in highly rated equity securities.

Defined benefit pension plan assets at December 31, and the company’s use of Level 1, Level 2 and Level 3 inputs (as described in note 3) in the valuation of those assets, were as follows:

	December 31, 2011				December 31, 2010
	Total fair value of assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value of assets	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Fixed income securities	189.1	79.0	110.1	–	138.4	47.2	91.2	–
Equity securities	220.5	215.8	4.7	–	230.6	220.9	9.7	–
Other	26.7	15.7	2.2	8.8	39.5	17.1	10.5	11.9

	436.3	310.5	117.0	8.8	408.5	285.2	111.4	11.9

The following tables set forth the funded status of the company’s benefit plans along with amounts recognized in the company’s consolidated financial statements for both defined benefit pension plans and post retirement benefit plans as at and for the years ended December 31.

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Change in benefit obligation
Balance – January 1	439.9	385.8	73.1	65.3
Cost of benefits earned in the year	16.5	14.2	3.7	3.9
Interest cost on benefit obligation	23.4	22.6	3.5	3.7
Actuarial (gains) losses	36.2	21.9	4.3	1.5
Benefits paid	(15.0)	(12.9)	(2.9)	(2.5)
Curtailment	–	–	(4.9)	–
Change in foreign currency exchange rates	(7.1)	8.3	(0.4)	1.2

Balance – December 31	493.9	439.9	76.4	73.1

Change in fair value of plan assets
Balance – January 1	408.5	341.2	–	–
Expected return on plan assets	25.3	21.6	–	–
Actuarial gains (losses)	8.9	27.1	–	–
Company contributions	15.2	22.2	2.8	2.4
Plan participant contributions	–	–	0.1	0.1
Benefits paid	(15.0)	(12.9)	(2.9)	(2.5)
Change in foreign currency exchange rates	(6.6)	9.3	–	–

Balance – December 31	436.3	408.5	–	–

Funded status of plans – surplus (deficit)	(57.6)	(31.4)	(76.4)	(73.1)

Amounts recognized in the consolidated balance sheet at December 31
Other assets	20.1	34.9	–	–
Accounts payable and accrued liabilities	(77.7)	(66.3)	(76.4)	(73.1)

Net accrued liability	(57.6)	(31.4)	(76.4)	(73.1)

Weighted average assumptions used to determine benefit obligations
Discount rate	4.8%	5.5%	4.5%	5.4%
Rate of compensation increase	3.8%	4.4%	4.0%	4.0%
Assumed overall health care cost trend	–	–	8.1%	8.1%

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s pension and post retirement expense for the years ended December 31 is comprised of the following:

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Defined benefit pension and post retirement expense:
Cost of benefits earned in the year, net of employee contributions	16.5	14.2	3.6	3.8
Interest cost on benefit obligation	23.4	22.6	3.5	3.7
Expected return on plan assets	(25.3)	(21.6)	–	–
Curtailment	–	–	(4.9)	–
Foreign exchange effect and other	0.1	(0.7)	–	–

Total benefit expense recognized in the consolidated statement of earnings	14.7	14.5	2.2	7.5
Defined contribution benefit expense	15.3	16.3	–	–

	30.0	30.8	2.2	7.5

Weighted average assumptions used to determine benefit expense
Discount rate	5.6%	6.0%	5.3%	5.8%
Expected long-term rate of return on plan assets	6.5%	6.3%	–	–
Rate of compensation increase	4.5%	4.4%	4.0%	4.0%

	Defined benefit pension plans		Post retirement benefit plans
	2011	2010	2011	2010
Cumulative actuarial (gain) loss recognized in other comprehensive income
Balance – January 1	(37.1)	–	1.5	–

Gains and losses recognized in other comprehensive income during the year:
Actuarial loss on benefit obligation	36.2	21.9	4.3	1.5
Actual returns over expected returns on plan assets	(8.9)	(27.1)	–	–
Pension asset limitation and other	–	(31.9)	–	–

	27.3	(37.1)	4.3	1.5

Balance – December 31	(9.8)	(37.1)	5.8	1.5

The assumed annual rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) is 8.1% in 2012, decreasing to 4.7% by 2023 calculated on a weighted average basis.

The assumed expected rate of return on assets is a forward-looking estimate of the plan’s return, determined by considering expectations for inflation, long-term expected return on bonds and a reasonable assumption for an equity risk premium. The expected long-term return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return. This resulted in the selection of an assumed expected rate of return of 6.5% for 2011 (2010 – 6.3%). The actual return on assets for the year ended December 31, 2011 was a gain of $34.2 (2010 – gain of $48.7).

Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accrued post retirement benefit obligation at December 31, 2011 by $9.0, and increase the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2011 by $1.2. Conversely, decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accrued post retirement benefit obligation at December 31, 2011 by $7.3, and decrease the aggregate of the service and interest cost components of net periodic post retirement benefit expense for 2011 by $1.0.

During 2011, the company contributed $18.0 (2010 – $24.6) to its defined benefit pension and post retirement benefit plans. Based on the company’s current expectations, the 2012 contribution to its defined benefit pension plans and its post retirement benefit plans should be approximately $21.3 and $2.8, respectively.

22.	Operating Leases

Aggregate future minimum commitments at December 31, 2011 under operating leases relating to premises, automobiles and equipment for various terms up to ten years were as follows:

2012	63.3
2013	49.9
2014	53.7
2015	32.6
2016	37.8
Thereafter	129.5

23.	Acquisitions and Divestitures

Subsequent to December 31, 2011

Acquisition of Thai Reinsurance Public Company Limited

On January 19, 2012, the company announced that it had entered into an agreement to acquire approximately 25% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”), for aggregate cash consideration of approximately $70.0. The transaction is expected to close in March of 2012, subject to the successful conclusion of Thai Re’s previously announced rights offering and the receipt of customary regulatory approvals. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine, and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.

On January 10, 2012, the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend of Cdn$0.08 payment made by Prime Restaurants to its common shareholders), representing an aggregate purchase consideration of $68.5 (Cdn$69.6 million). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9 million)) into common shares of that company, reducing Fairfax’s net cash outflow to $56.7 (Cdn$57.7 million) and its ownership from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants will be included in the company’s financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada. Fair value and other measurement adjustments to the carrying value of Prime Restaurants’ estimated assets of $57.0 (Cdn$57.9 million) and liabilities of $15.1 (Cdn$15.4 million) at January 10, 2012 and the recognition of non-controlling interests will be prepared in 2012 subsequent to the completion of the formal valuation of Prime Restaurants’ assets and liabilities acquired.

Year ended December 31, 2011

Acquisition of Sporting Life Inc.

On December 22, 2011, the company completed the acquisition of 75% of the outstanding common shares of Sporting Life Inc. (“Sporting Life”) for total cash consideration of $30.8 (Cdn$31.5 million) and recorded assets acquired of $53.1 (including goodwill of $24.1), liabilities assumed of $20.0 and $2.3 of non-controlling interests. Sporting Life is a Canadian retailer of sporting goods and sports apparel. The preliminary determination of the identifiable assets acquired and liabilities assumed is summarized in the table below.

Acquisition of William Ashley China Corporation

On August 16, 2011, the company completed the acquisition of all of the assets and assumed certain liabilities associated with the businesses currently carried on by William Ashley China Corporation (“William Ashley”). William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. The preliminary determination of the identifiable assets acquired and liabilities assumed is summarized in the table below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Acquisition of The Pacific Insurance Berhad

On March 24, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of The Pacific Insurance Berhad (“Pacific Insurance”) for cash consideration of $71.5 (216.5 million Malaysian ringgit). The assets and liabilities and results of operations of Pacific Insurance are included in the company’s financial reporting in the Insurance – Fairfax Asia reporting segment. Pacific Insurance underwrites all classes of general insurance and medical insurance in Malaysia. The preliminary determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Pacific Insurance is summarized in the table below.

Acquisition of First Mercury Financial Corporation

On February 9, 2011, an indirect wholly-owned subsidiary of Fairfax completed the acquisition of all of the outstanding common shares of First Mercury Financial Corporation (“First Mercury”) for $16.50 per share in cash, representing an aggregate purchase consideration of $294.3. The assets and liabilities and results of operations of First Mercury have been included in the company’s financial reporting in the Insurance – U.S. reporting segment. First Mercury underwrites insurance products and services primarily to specialty commercial insurance markets, focusing on niche and underserved segments. The preliminary determination of the identifiable assets acquired and liabilities assumed is summarized in the table below.

	Pacific Insurance	First Mercury	Other(1)
Acquisition date	March 24, 2011	February 9, 2011	–
Percentage of common shares acquired	100%	100%	–
Assets:
Insurance contract receivables	7.3	46.9	–
Portfolio investments(2)	80.2	822.3	1.0
Recoverable from reinsurers	26.1	377.4	–
Deferred income taxes	0.1	9.2	0.1
Intangible assets	–	54.7	0.4
Goodwill	25.5	79.5	24.1
Other assets	10.9	68.9	52.1

	150.1	1,458.9	77.7

Liabilities:
Subsidiary indebtedness(3)	–	29.7	–
Accounts payable and accrued liabilities	9.5	73.8	43.0
Income taxes payable	–	–	1.6
Short sale and derivative obligations	–	2.9	–
Funds withheld payable to reinsurers	–	83.8	–
Insurance contract liabilities	69.1	907.4	–
Long term debt	–	67.0	–

	78.6	1,164.6	44.6
Non-controlling interests	–	–	2.3
Net assets acquired	71.5	294.3	30.8

	150.1	1,458.9	77.7

(1)

Includes the acquisition on December 22, 2011 of 75% of the outstanding common shares of Sporting Life and the assumption on August 16, 2011 of all of the assets and certain of the liabilities associated with the businesses of William Ashley. The assets and liabilities and results of operations of Sporting Life and William Ashley are included in the company’s financial reporting in the Other reporting segment.

(2)

Included in the carrying value of the acquired portfolio investments of Pacific Insurance, First Mercury and Sporting Life were $22.0, $650.1 and $1.0 respectively of subsidiary cash and cash equivalents.

(3)	Subsequent to the acquisition, First Mercury repaid its subsidiary indebtedness for cash consideration of $29.7.

The determinations of the fair value of assets and liabilities summarized in the preceding table are preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date.

In 2011, the company’s consolidated statement of earnings included First Mercury’s revenue of $217.0 and net earnings of $1.5 since the acquisition date of February 9, 2011.

Cunningham Lindsey Group Limited

On January 4, 2011, the company’s associate CLGL acquired the U.S. operations of GAB Robins North America, Inc., a provider of loss adjusting and claims management services.

Year ended December 31, 2010

Acquisition of General Fidelity Insurance Company

On August 17, 2010, TIG Insurance Company (“TIG”), an indirect wholly-owned subsidiary of Fairfax, completed the acquisition of all of the issued and outstanding shares of General Fidelity Insurance Company (“GFIC”), for total consideration of $240.6 comprised of a cash payment of $100.0 and a contingent promissory note issued by TIG (the “TIG Note”) with an acquisition date fair value of $140.6 (the “GFIC Transaction”). The TIG Note is non-interest bearing (except interest of 2% per annum will be payable during periods, if any, when there is an increase in the United States consumer price index of six percentage points or more) and is due following the sixth anniversary of the closing of the GFIC Transaction. The principal amount of the TIG Note will be reduced based on the cumulative adverse development, if any, of GFIC’s loss reserves at the sixth anniversary of the closing of the GFIC Transaction. The principal amount will be reduced by 75% of any adverse development up to $100, and by 90% of any adverse development in excess of $100 until the principal amount is nil. The fair value of the TIG Note was determined as the present value of the expected payment at maturity using a discount rate of 6.17% per annum due to the long term nature of this financial instrument. Fairfax has guaranteed TIG’s obligations under the TIG Note. Following this transaction, the assets and liabilities and results of operations of GFIC have been included in the company’s consolidated financial reporting in the Runoff reporting segment. The purchase price of $240.6 was comprised of net assets acquired of $323.7 less the excess of the fair value of net assets acquired over the purchase price of $83.1 which was recorded in the year ended December 31, 2010 in the consolidated statement of earnings. GFIC is a property and casualty insurance company based in the United States whose insurance business will be run off under the management of Fairfax’s RiverStone subsidiary. In connection with the purchase of GFIC, the company also acquired 100% ownership of BA International Underwriters Limited (subsequently renamed RiverStone Corporate Capital 2 Limited), the only interest of Lloyd’s Syndicate 2112 (“Syndicate 2112”) for nominal cash consideration. Following this transaction, the assets and liabilities and results of operations of Syndicate 2112 have been included in the company’s consolidated financial reporting in the Runoff reporting segment.

Acquisition of Zenith National Insurance Corp.

On May 20, 2010, the company completed the acquisition of all of the outstanding common shares of Zenith National Insurance Corp. (“Zenith National”), other than those common shares already owned by Fairfax and its affiliates, for $38.00 per share in cash, representing aggregate purchase consideration of $1.3 billion. Prior to May 20, 2010, the company classified its $90.0 investment (original cost) in 8.2% of the outstanding common shares of Zenith National as at FVTPL. Following this transaction, the assets and liabilities and results of operations of Zenith National have been included in the company’s consolidated financial reporting in the Insurance – U.S. reporting segment. The $1.4 billion purchase consideration includes the fair value of the previously owned common shares of Zenith National and Zenith National’s assets and liabilities acquired as summarized in the table below. Zenith National is engaged, through its wholly owned subsidiaries, in the workers’ compensation insurance business throughout the United States.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Syndicate 2112	GFIC	Zenith National
Acquisition date	October 1, 2010	August 17, 2010	May 20, 2010
Percentage of common shares acquired	100%	100%	100%
Assets:
Holding company cash and investments(1)	–	–	50.6
Insurance contract receivables	–	47.7	216.2
Portfolio investments(2)	29.1	661.1	1,746.6
Recoverable from reinsurers	0.7	10.5	235.1
Deferred income taxes	–	42.2	–
Intangible assets(3)	–	–	175.5
Goodwill	–	–	317.6
Other assets	1.5	0.1	424.8

	31.3	761.6	3,166.4

Liabilities:
Accounts payable and accrued liabilities	0.7	10.4	206.2
Deferred income taxes(4)	–	–	44.2
Insurance contract liabilities	30.6	427.5	1,416.9
Long term debt	–	–	57.7

	31.3	437.9	1,725.0
Net assets acquired	–	323.7	1,441.4

	31.3	761.6	3,166.4

Excess of fair value of net assets acquired over purchase price	–	83.1	–

(1)	Included in the carrying value of Zenith National’s holding company cash and investments acquired was $40.6 of holding company cash and cash equivalents.

(2)

Included in the carrying value of the acquired portfolio investments of Syndicate 2112 and GFIC were $29.1 and $650.0 respectively of subsidiary cash and cash equivalents. Included in the carrying value of Zenith National’s portfolio investments acquired was $231.5 of subsidiary cash and cash equivalents and $47.5 of debt securities issued by Fairfax and OdysseyRe. The $47.5 of debt securities acquired was eliminated against long term debt on the consolidated balance sheet.

(3)	Zenith National’s intangible assets were comprised of broker relationships of $147.5, brand names of $20.2 and computer software of $7.8.

(4)	Included in Zenith National’s deferred income taxes was a deferred income tax liability of $58.7 associated with the recognition of broker relationships and brand names as described in footnote 3.

The financial statements of Syndicate 2112, GFIC and Zenith National are included in the company’s consolidated financial statements as of their respective acquisition dates. Goodwill in the amount of $317.6 recorded on the acquisition of Zenith National is primarily attributable to intangible assets that do not qualify for separate recognition. The excess of the fair value of net assets acquired over the purchase price in the amount of $83.1 recorded in the year ended December 31, 2010 on the acquisition of GFIC is primarily attributable to the TIG Note being non-interest bearing except in periods, if any, when there is significant inflation in the United States. In 2010, the company’s consolidated statement of earnings included Zenith National’s revenue of $275.6 and net loss of $58.5 since the acquisition date of May 20, 2010.

Sale of TIG Indemnity

On July 1, 2010, TIG sold its wholly-owned inactive subsidiary TIG Indemnity Company (“TIC”) to a third party purchaser, resulting in the recognition of a net gain on investment before income taxes of $7.5. TIG will continue to reinsure 100% of the insurance liabilities of TIC existing at June 30, 2010 and has entered into an administrative agreement with the purchaser whereby TIG will provide claims handling services on those liabilities.

Other

Investment in Gulf Insurance Company

On September 28, 2010, the company completed the acquisition of a 41.3% interest in Gulf Insurance Company (“Gulf Insurance”) for cash consideration of $217.1 (61.9 million Kuwaiti dinar) inclusive of a 2.1% interest in Gulf Insurance which the company had previously acquired for cash consideration of $8.5 (2.0 million Kuwaiti dinar). Subsequent to making its investment, the company determined that it had obtained significant influence over Gulf Insurance and commenced recording its 41.3% interest in Gulf Insurance using the equity method of accounting. The equity accounted investment in Gulf Insurance was reported in the Corporate and Other reporting segment within investments in associates on the consolidated balance sheets. Following the closing of this transaction, the company sold its ownership interest in Arab Orient Insurance Company to Gulf Insurance for proceeds equal to the original cost paid to acquire this investment. Gulf Insurance is headquartered in Kuwait and underwrites a full range of primary property and casualty and life and health insurance products in the Middle East and North Africa.

24.	Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures and processes for managing those risks during 2011 compared to those identified in 2010 except as discussed below.

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries combined with the analysis of the company-wide aggregation and accumulation of risks at the holding company level. The company’s Chief Risk Officer reports quarterly to Fairfax’s Executive Committee and the Board of Directors on the key risk exposures. The Executive Committee approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. All risk management policies are submitted to the Board of Directors for approval.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at December 31, 2011 compared to December 31, 2010.

Pricing risk arises because actual claims experience can differ adversely from the assumptions included in pricing calculations. Historically the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclicality of the insurance market. The market cycle is affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced commercial underwriting staff, pricing models and price adequacy monitoring tools.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reserving risk arises because actual claims experience can differ adversely from the assumptions included in setting reserves, in large part due to the length of time between the occurrences of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external factors, such as trends relating to jury awards, economic inflation, medical inflation, worldwide economic conditions, tort reforms, court interpretations of coverage, the regulatory environment, underlying policy pricing, claims handling procedures, inclusion of exposures not contemplated at the time of policy inception and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate payment for the loss, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for claims. The company’s provision for claims is reviewed separately by, and must be acceptable to, internal actuaries at each operating company, the Chief Risk Officer at Fairfax and one or more independent actuaries.

Catastrophe risk arises because property and casualty insurance companies may be exposed to large losses arising from man-made or natural catastrophes that could result in significant underwriting losses. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events through various modeling techniques and through the aggregation of limits exposed. Each of the operating companies has strict underwriting guidelines for the amount of catastrophe exposure it may assume for any one risk and location. Each of the operating companies manages catastrophe exposure by factoring in levels of reinsurance protection, capital levels and risk tolerances. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group exposure. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized earnings before income taxes.

To manage its exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, the company’s operating companies have established limits for underwriting authority and the requirement for specific approvals for transactions involving new products or for transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer.

The following summarizes the company’s principal lines of business and the significant insurance risks inherent therein:

•

Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example earthquake, windstorm and flood) and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, marine and aerospace;

•	Casualty, which insures against accidents, including workers’ compensation and employers’ liability, accident and health, medical malpractice, and umbrella coverage;

•	Specialty, which insures against other miscellaneous risks and liabilities that are not identified above; and

•	Reinsurance which includes, but is not limited to, property, casualty and liability exposures.

An analysis of revenue by line of business is included in note 25.

The table below shows the company’s concentration of risk by region and line of business based on gross premiums written prior to giving effect to ceded reinsurance premiums. The company’s exposure to general insurance risk varies by geographic region and may change over time. Premiums ceded to reinsurers (including retrocessions) amounted to $1,135.6 (2010 – $913.9) for the year ended December 31, 2011.

	Canada		United States		Far East		International		Total
For the years ended December 31	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Property	557.6	529.6	845.2	772.5	273.7	202.5	618.5	522.4	2,295.0	2,027.0
Casualty	616.7	625.9	2,281.8	1,603.5	170.3	118.4	479.2	370.7	3,548.0	2,718.5
Specialty	133.0	131.4	209.3	160.9	214.4	187.5	343.8	137.6	900.5	617.4

Total	1,307.3	1,286.9	3,336.3	2,536.9	658.4	508.4	1,441.5	1,030.7	6,743.5	5,362.9

Insurance	1,231.5	1,220.9	2,614.3	1,747.3	350.5	277.3	392.4	262.4	4,588.7	3,507.9
Reinsurance	75.8	66.0	722.0	789.6	307.9	231.1	1,049.1	768.3	2,154.8	1,855.0

	1,307.3	1,286.9	3,336.3	2,536.9	658.4	508.4	1,441.5	1,030.7	6,743.5	5,362.9

The table below shows the sensitivity of earnings from operations before income taxes and total equity after giving effect to a one percentage point increase in the loss ratio. The loss ratio is regarded as a non-GAAP measure and is calculated by the company with respect to its ongoing insurance and reinsurance operations as losses on claims (including losses and loss adjustment expenses) expressed as a percentage of net premiums earned. Such an increase could arise from higher frequency of losses, increased severity of losses, or from a combination of both. The sensitivity analysis presented below does not consider the probability of such changes to loss frequency or severity occurring or any non-linear effects of reinsurance and as a result, each additional percentage point increase in the loss ratio would result in a linear impact on earnings from operations before income taxes and total equity. In practice, the company monitors insurance risk by evaluating extreme scenarios with models which consider the non-linear effects of reinsurance.

	Insurance						Reinsurance		Insurance and Reinsurance
For the years ended December 31	Northbridge		U.S.		Fairfax Asia		OdysseyRe		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Impact of +1% increase in loss ratio on:
Earnings from operations before income taxes	10.7	10.0	15.0	10.0	2.0	1.6	20.1	18.9	5.0	5.4
Total equity	7.6	7.0	9.8	6.5	1.8	1.4	13.1	12.3	4.0	4.1

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short-term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets (refer to note 7 under the heading Credit contracts). There were no other significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2011 compared to December 31, 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The aggregate gross credit risk exposure at December 31, 2011 (without taking into account amounts held by the company as collateral) was $25,382.2 ($23,138.9 at December 31, 2010) and was comprised as follows:

	December 31, 2011	December 31, 2010
Bonds:
U.S., U.K., German, Canadian and other sovereign government	3,038.1	4,172.8
Canadian provincials	1,038.7	1,251.3
U.S. states and municipalities	6,201.5	5,425.6
Corporate and other	1,492.6	2,107.0
Derivatives and other invested assets:
Receivable from counterparties to derivatives	389.2	424.8
Insurance contract receivables	1,735.4	1,476.6
Recoverable from reinsurers	4,198.1	3,757.0
Other assets	414.2	409.3
Cash and short term investments	6,874.4	4,114.5

Total gross credit risk exposure	25,382.2	23,138.9

At December 31, 2011, the company had income taxes refundable of $85.2 ($217.2 at December 31, 2010).

Investments in Debt Instruments

The company’s risk management strategy for debt instruments is to invest primarily in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one corporate issuer. While the company reviews third party ratings, it also carries out its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by imposing fixed income portfolio limits on individual corporate issuers and limits based on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

As at December 31, 2011, the company had investments with a fair value of $9,148.5 ($9,206.7 at December 31, 2010) in bonds exposed to credit risk representing in the aggregate 37.6% (39.5% at December 31, 2010) of the total investment portfolio (all bonds included in Canadian provincials, U.S. states and municipalities and corporate and other, and $415.7 ($422.8 at December 31, 2010) of sovereign government bonds, including $244.2 ($268.5 at December 31, 2010) of Greek bonds (purchased at deep discounts to par) and $82.8 ($89.0 at December 31, 2010) of Polish bonds (purchased to match claims liabilities of Polish Re)). As at December 31, 2011 and 2010, the company did not have any investments in bonds issued by Ireland, Italy, Portugal or Spain. The company considers its investment at December 31, 2011 in the $2,622.4 ($3,750.0 at December 31, 2010) of sovereign government bonds not referred to in the first sentence of this paragraph (including $2,082.3 ($2,824.7 at December 31, 2010) of U.S. treasury bonds), representing 10.8% (16.1% at December 31, 2010) of the total investment portfolio, to present only a nominal risk of default.

The company’s exposure to credit risk remained substantially unchanged at December 31, 2011 compared to December 31, 2010, notwithstanding that in 2011 the company sold approximately 53.9% of its holdings of U.S. treasury bonds and retained the proceeds of $1,898.0 in cash or reinvested those proceeds into short term investments with minimal exposure to credit risk. Effective January 1, 2011, the company no longer considers credit default swaps to be an economic hedge of its financial assets (refer to note 7 under the heading Credit contracts). There were no other significant changes to the company’s framework used to monitor, evaluate and manage credit risk at December 31, 2011 compared to December 31, 2010 with respect to the company’s investments in debt securities.

The composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	December 31, 2011		December 31, 2010
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,955.5	25.1	4,220.2	32.5
AA/Aa	5,408.0	45.9	5,291.0	40.8
A/A	1,822.6	15.5	1,432.7	11.1
BBB/Baa	349.3	3.0	558.4	4.3
BB/Ba	75.5	0.6	324.4	2.5
B/B	125.6	1.1	215.1	1.7
Lower than B/B and unrated	1,034.4	8.8	914.9	7.1

Total	11,770.9	100.0	12,956.7	100.0

There were no significant changes to the composition of the company’s fixed income portfolio classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating at December 31, 2011 compared to December 31, 2010 except in respect to the sale of U.S. treasury bonds discussed above which reduced the proportion of the company’s fixed income portfolio invested in securities rated AAA/Aaa. At December 31, 2011, 89.5% (88.7% at December 31, 2010) of the fixed income portfolio carrying value was rated investment grade, with 71.0% (73.3% at December 31, 2010) being rated AA or better (primarily consisting of government obligations). At December 31, 2011, holdings of fixed income securities in the ten issuers (excluding U.S., Canadian and U.K. sovereign government bonds) to which the company had the greatest exposure totaled $3,862.0, which represented approximately 15.9% of the total investment portfolio. The exposure to the largest single issuer of corporate bonds held at December 31, 2011, was $228.9, which represented approximately 0.9% of the total investment portfolio.

The consolidated investment portfolio included $6.2 billion ($5.4 billion at December 31, 2010) of U.S. state and municipal bonds (approximately $4.9 billion tax-exempt, $1.3 billion taxable), almost all of which were purchased during 2008. Of the $6.2 billion ($5.4 billion at December 31, 2010) held in the subsidiary investment portfolios at December 31, 2011, approximately $3.8 billion ($3.5 billion at December 31, 2010) were insured by Berkshire Hathaway Assurance Corp. for the payment of interest and principal in the event of issuer default; the company believes that this insurance significantly mitigates the credit risk associated with these bonds.

Counterparties to Derivative Contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and there may not be sufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company depending on the then current fair value of the derivative contracts, calculated on a daily basis. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts whereby counterparties are permitted to take control of the collateral only in the event of default by the company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s exposure to credit risk related to the counterparties to its derivative contracts:

	December 31, 2011	December 31, 2010
Total derivative assets (excluding exchange traded instruments principally comprised of equity and credit warrants which are not subject to counterparty risk)	389.2	424.8
Impact of net settlement arrangements (described above)	(101.0)	(119.0)
Fair value of collateral deposited for the benefit of the company net of $65.7 (nil at December 31, 2010) of excess collateral pledged by counterparties	(141.6)	(120.5)
Excess collateral pledged by the company in favour of counterparties	129.7	41.1
Initial margin not held in segregated third party custodian accounts	80.6	67.7

Net derivative counterparty exposure after net settlement and collateral arrangements	356.9	294.1

The fair value of the collateral deposited for the benefit of the company at December 31, 2011 consisted of $50.5 cash ($26.1 at December 31, 2010) and government securities of $156.8 ($94.4 at December 31, 2010) that may be sold or repledged by the company. The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities on the consolidated balance sheets. The company had not exercised its right to sell or repledge collateral at December 31, 2011. The net derivative counterparty exposure after net settlement and collateral arrangements, related principally to the aggregation of balances due from counterparties that were lower than certain minimum thresholds which would require that collateral be deposited for the benefit of the company.

Recoverable from Reinsurers

Credit exposure on the company’s recoverable from reinsurers balance existed at December 31, 2011 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The company has a process to regularly assess the creditworthiness of reinsurers with whom it transacts business. Internal guidelines generally require reinsurers to have strong A.M. Best ratings and maintain capital and surplus exceeding $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on for amounts that remain unpaid beyond contractually specified time periods on an individual reinsurer basis.

The company’s reinsurance security department conducts ongoing detailed assessments of current and potential reinsurers and annual reviews on impaired reinsurers, and provides recommendations for uncollectible reinsurance provisions for the group. The reinsurance security department also collects and maintains individual and group reinsurance exposures aggregated across the group. Most of the reinsurance balances for reinsurers rated B++ and lower or which are not rated were inherited by the company on acquisition of a subsidiary. The company’s largest single reinsurer (Swiss Re America Corp.) represents 6.2% (6.3% at December 31, 2010) of shareholders’ equity attributable to shareholders of Fairfax and is rated A+ by A.M. Best.

Changes that occurred in the provision for uncollectible reinsurance during the period are disclosed in note 9.

The following table presents the $4,198.1 ($3,757.0 at December 31, 2010) gross recoverable from reinsurers classified according to the financial strength rating of the reinsurers. Pools and associations, shown separately, are generally government or similar insurance funds carrying limited credit risk.

	December 31, 2011			December 31, 2010
A.M. Best Rating	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers	Gross recoverable from reinsurers	Outstanding balances for which security is held	Net unsecured recoverable from reinsurers
A++	170.5	14.0	156.5	168.6	8.5	160.1
A+	1,443.0	377.8	1,065.2	760.9	72.0	688.9
A	1,371.9	212.3	1,159.6	1,945.4	473.2	1,472.2
A-	457.8	233.8	224.0	262.3	123.7	138.6
B++	37.3	12.3	25.0	36.8	13.0	23.8
B+	92.5	76.5	16.0	74.4	55.8	18.6
B or lower	1.8	0.2	1.6	2.2	–	2.2
Not rated	766.3	239.8	526.5	773.8	244.3	529.5
Pools and associations	152.5	46.3	106.2	81.5	46.6	34.9

	4,493.6	1,213.0	3,280.6	4,105.9	1,037.1	3,068.8
Provision for uncollectible reinsurance	(295.5)		(295.5)	(348.9)		(348.9)

Recoverable from reinsurers	4,198.1		2,985.1	3,757.0		2,719.9

Cash and Short Term Investments

The company’s cash and short term investments (including at the holding company) are held at major financial institutions in the jurisdictions in which the operations are located. At December 31, 2011, the majority of these balances were held in Canadian and U.S. financial institutions (95.4% (94.4% at December 31, 2010)) with the remainder held in European financial institutions (2.2% (2.5% at December 31, 2010)) and other foreign national financial institutions (2.4% (3.1% at December 31, 2010)). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. As a result of these reviews, the company may transfer balances from financial institutions where it perceives credit concerns to exist to other institutions considered by management to be more stable.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed on an ongoing basis at both the holding company and subsidiary company level to ensure that future cash needs are met or exceeded by cash flows generated from the ongoing operations.

The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The holding company’s known significant commitments for 2012 consist of the net amount of $56.7 (Cdn$57.7 million) (paid January 2012) in respect of the company’s acquisition of Prime Restaurants, as described in note 23, the $205.8 dividend on common shares ($10.00 per share, paid January 2012), the repayment on maturity of $86.3 principal amount of the company’s unsecured senior notes due April 15, 2012, interest and corporate overhead expenses, preferred share dividends and income tax payments.

The company believes that holding company cash and investments provide adequate liquidity to meet the holding company’s obligations in 2012. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company may draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15). The company’s long term liquidity risk exposure decreased modestly during the second quarter of 2011 when it lengthened the maturity of certain of its long term debt with the issuances of $500.0 and Cdn$400.0 principal amounts of its unsecured senior notes

FAIRFAX FINANCIAL HOLDINGS LIMITED

due 2021, the proceeds from which were used to repurchase $298.2 principal amount of the company’s unsecured senior notes due 2012 and 2017 and to fund the repurchase of $323.8 of Crum & Forster’s unsecured senior notes due 2017, $35.9 of OdysseyRe’s unsecured senior notes due 2013 and $25.6 principal amount of First Mercury’s trust preferred securities with the remainder retained to augment holding company cash and investments.

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries (and the holding company on a consolidated basis) focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity or the combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments. At December 31, 2011, total insurance and reinsurance portfolio investments net of short sale and derivative obligations was $23.4 billion. These portfolio investments may include investments in inactively traded corporate debentures, preferred stocks, and limited partnership interests that are relatively illiquid. At December 31, 2011, these asset classes represented approximately 6.4% (6.7% at December 31, 2010) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

The insurance and reinsurance subsidiaries and the holding company may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During 2011, the insurance and reinsurance subsidiaries received net cash of $173.3 (2010 – paid net cash of $541.9) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swap derivative contracts may be funded from sales of equity-related investments, the market value of which will generally vary inversely with the market value of short equity and equity index total return swaps. During 2011, the holding company received net cash of $97.3 (2010 – paid net cash of $163.2) with respect to long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity as discussed above.

The following table provides a maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2011

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.0	–	–	–	–	1.0
Accounts payable and accrued liabilities(1)	649.4	281.2	309.4	41.5	83.6	1,365.1
Funds withheld payable to reinsurers	1.3	47.6	51.4	6.6	3.1	110.0
Provision for losses and loss adjustment expenses	1,033.8	3,058.2	4,897.4	2,911.0	5,331.8	17,232.2
Long term debt – principal	1.0	89.6	192.4	470.2	2,339.7	3,092.9
Long term debt – interest	26.6	168.0	367.4	330.9	843.2	1,736.1

	1,713.1	3,644.6	5,818.0	3,760.2	8,601.4	23,537.3

(1)	Excludes accrued interest, deferred revenue, deferred costs and defined benefit pension and post retirement benefit plans. Operating lease commitments are described in note 22.

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Subsidiary indebtedness – principal and interest	1.3	1.0	–	–	–	2.3
Accounts payable and accrued liabilities(1)	460.5	182.8	261.5	36.6	98.3	1,039.7
Funds withheld payable to reinsurers	2.4	37.3	28.0	15.2	27.5	110.4
Provision for losses and loss adjustment expenses	1,039.6	2,717.3	4,172.4	2,721.0	5,399.0	16,049.3
Long term debt – principal	1.9	5.2	384.9	217.9	2,230.4	2,840.3
Long term debt – interest	26.2	166.3	365.5	319.9	697.7	1,575.6

	1,531.9	3,109.9	5,212.3	3,310.6	8,452.9	21,617.6

(1)	Excludes accrued interest, deferred revenue, deferred costs and defined benefit pension and post retirement benefit plans.

The timing of loss payments is not fixed and represents the company’s best estimate. The payment obligations which are due beyond one year in accounts payable and accrued liabilities primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term. At December 31, 2011 the company had income taxes payable of $21.4 ($31.7 at December 31, 2010).

The following table provides a maturity profile of the company’s short sale and derivative obligations based on the expected undiscounted cash flows from the end of the year to the contractual maturity date or the settlement date:

December 31, 2011

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Equity index total return swaps – short positions	59.6	–	–	–	–	59.6
Equity total return swaps – short positions	47.7	–	–	–	–	47.7
Equity total return swaps – long positions	49.2	–	–	–	–	49.2
Foreign exchange forward contracts	–	8.2	–	–	–	8.2
Other derivative contracts	1.1	–	4.4	–	–	5.5

	157.6	8.2	4.4	–	–	170.2

December 31, 2010

	Less than 3 months	3 months to 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Equity index total return swaps – short positions	133.7	–	–	–	–	133.7
Equity total return swaps – short positions	27.8	–	–	–	0.5	28.3
Equity total return swaps – long positions	8.3	–	–	–	–	8.3
Foreign exchange forward contracts	15.4	10.1	–	–	–	25.5
Other derivative contracts	15.6	–	5.5	–	–	21.1

	200.8	10.1	5.5	–	0.5	216.9

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency risk, interest rate risk and other price risk. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level. The following is a discussion of the company’s primary market risk exposures and how those exposures are currently managed.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of the change in interest rates. The company’s interest rate risk management strategy is to position its fixed income securities portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2011, the company’s investment portfolio included $11.8 billion of fixed income securities (measured at fair value) which are subject to interest rate risk. The carrying value of the fixed income portfolio decreased by 9.2% year-over-year primarily as a result of the sale of approximately 53.9% of the company’s holdings of U.S. treasury bonds with the proceeds of $1,898.0 retained in cash or reinvested into short term investments with minimal exposure to interest rate risk. Accordingly, the company’s exposure to interest rate risk decreased year-over-year, notwithstanding that the company benefited from the effect of the decline of interest rates on government bonds (principally U.S. state and municipal bonds and U.S. treasury bonds) which resulted in a significant increase to the valuation of these interest rate sensitive securities. The company may opportunistically divest a portion of its remaining holdings of U.S. treasury bonds. There were no significant changes to the company’s exposure to interest rate risk (except as discussed above) or the framework used to monitor, evaluate and manage interest rate risk at December 31, 2011 compared to December 31, 2010.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of the fixed income securities held. These risks are monitored by the company’s senior portfolio managers along with the company’s CEO and are considered when managing the consolidated bond portfolio and yield. The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security.

	December 31, 2011			December 31, 2010
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	9,492.1	(1,536.0)	(19.4)	10,285.5	(1,801.4)	(20.6)
100 basis point increase	10,597.7	(794.0)	(10.0)	11,473.9	(1,009.0)	(11.4)
No change	11,770.9	–	–	12,956.7	–	–
100 basis point decrease	13,127.7	922.8	11.5	14,593.3	1,117.1	12.6
200 basis point decrease	14,769.9	2,039.6	25.5	16,461.7	2,397.4	27.1

Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The changes to the company’s exposure to equity price risk through its equity and equity-related holdings at December 31, 2011 compared to December 31, 2010 are described below.

The company holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. At December 31, 2011, the company had aggregate equity and equity-related holdings of $6,822.7 (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives as shown in the table below) compared to aggregate equity and equity-related holdings at December 31, 2010 of $7,589.4. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. As a result of volatility in the equity markets and international credit concerns, the company protected its equity and equity-related holdings against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equities, the Russell 2000 index and the S&P 500 index. At December 31, 2011, equity hedges with a notional amount of $7,135.2 represented 104.6% of the company’s equity and equity-related holdings (80.2% at December 31, 2010). The excess of the equity hedges over the company’s equity and equity-related holdings at December 31, 2011 arose principally as a result of the company’s decision in the third quarter of 2011 to fully hedge its equity and equity-related holdings by adding to the notional amount of its short positions in certain equities effected through equity total return swaps and also reflected some non-correlated performance of the company’s equity and equity-related holdings in 2011 relative to the performance of the economic equity hedges used to protect those holdings.

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that offsetting investments in a hedging strategy will not experience perfectly correlated opposite changes in fair value, creating the potential for gains or losses. The objective of the company when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedged item or due to the timing of opportunities related to the company’s ability to exit and enter hedges at attractive prices or during the transition period when the company is adding a new hedging program or discontinuing an existing hedging program. In 2011, the impact of basis risk was pronounced compared to prior periods, as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings, as set out in the table below. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index (decreased 5.5% in 2011), the S&P 500 index (decreased nominally in 2011) and a portfolio of common stocks (decreased by 12.6% on a weighted average basis in 2011). The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis and based on its historical observation, the company believes that its hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s economic hedging programs related to equity risk.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the years ended December 31:

	December 31, 2011		Year ended December 31, 2011	December 31, 2010		Year ended December 31, 2010
	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)	Exposure/ Notional amount	Carrying value	Net earnings (pre-tax)
Equity exposures:
Common stocks	3,829.5	3,829.5	(774.8)	4,476.5	4,476.5	577.3
Preferred stocks – convertible	450.9	450.9	(5.2)	448.5	448.5	(18.6)
Bonds – convertible	384.1	384.1	23.5	801.1	801.1	88.1
Investments in associates(1)	750.1	608.9	7.0	460.2	365.1	77.9
Derivatives and other invested assets:
Equity total return swaps – long positions	1,363.5	(46.8)	(61.8)	1,244.3	(7.6)	83.2
Equity call options	–	–	–	–	–	13.9
Equity warrants	44.6	15.9	18.5	158.8	171.1	83.6

Total equity and equity-related holdings	6,822.7	5,242.5	(792.8)	7,589.4	6,254.7	905.4

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,617.6)	21.1	153.2	(624.5)	(10.3)	(93.0)
Equity index total return swaps – short positions	(5,517.6)	(33.8)	260.7	(5,463.3)	(123.4)	(843.6)

	(7,135.2)	(12.7)	413.9	(6,087.8)	(133.7)	(936.6)

Net exposure (short) and financial effects	(312.5)		(378.9)	1,501.6		(31.2)

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard and Singapore Re which the company considers to be long term strategic holdings.

The table that follows summarizes the potential impact of a 10% change in the company’s year-end holdings of equity and equity-related investments (including equity hedges where appropriate) on the company’s net earnings for the years ended December 31, 2011 and 2010. Based on an analysis of the 15-year return on various equity indices and the company’s knowledge of global equity markets, a 10% variation is considered reasonably possible. Certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumptions that the equity and equity-related holdings had increased/decreased by 10% with all other variables held constant and that all the company’s equity and equity-related holdings move according to a one-to-one correlation with global equity markets.

	2011	2010
Change in global equity markets
10% increase	(90.0)	47.7
10% decrease	90.9	(45.3)

Generally, a 10% decline in global equity markets would decrease the value of the company’s equity and equity-related holdings resulting in decreases, in the company’s net earnings as the company’s equity investment holdings are classified as at FVTPL. Conversely, a 10% increase in global equity markets would generally increase the value of the company’s equity and equity-related holdings resulting in increases in the company’s net earnings.

At December 31, 2011, the company’s exposure to the ten largest issuers of common stock owned in the investment portfolio was $3,336.4, which represented 13.7% of the total investment portfolio. The exposure to the largest single issuer of common stock held at December 31, 2011 was $551.8, which represented 2.3% of the total investment portfolio.

Risk of Decreasing Price Levels

The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company’s equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.

The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. These contracts have a remaining weighted average life of 8.6 years (9.4 years at December 31, 2010), a notional amount of $46,518.0 ($34,182.3 at December 31, 2010) and fair value at December 31, 2011 of $208.2 ($328.6 at December 31, 2010). As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of CPI changes) will generally decline. The company’s maximum potential loss on any contract is limited to the original cost of that contract.

During 2011, the company purchased $13,596.7 (2010 – $32,670.2) notional amount of CPI-linked derivative contracts at a cost of $122.6 (2010 – $291.4) and recorded net mark-to-market losses of $233.9 (2010 – mark-to-market gains of $28.1) for positions remaining open at the end of the year.

The CPI-linked derivative contracts are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition or settlement. The company’s purchase of these derivative contracts is consistent with its capital management framework designed to protect its capital in the long term. Due to the uncertainty of the market conditions which may exist many years into the future, it is not possible to predict the future impact of this aspect of the company’s risk management program.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the Euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company’s foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company’s exposure to foreign currency risk was not significantly different at December 31, 2011 compared to December 31, 2010, except that on May 25, 2011, the company designated the Cdn$400.0 principal amount of its 6.40% unsecured senior notes due 2021 as a hedge of a portion of its net investment in Northbridge (described below).

The company’s foreign currency risk management objective is to mitigate the net earnings impact of foreign currency rate fluctuations. The company has a process to accumulate, on a consolidated basis, all significant asset and liability exposures relating to foreign currencies. These exposures are matched and any net unmatched positions, whether long or short, are identified. The company may then take action to cure an unmatched position through the acquisition of a derivative contract or the purchase or sale of investment assets denominated in the exposed currency. Rarely does the company maintain an unmatched position for extended periods of time.

A portion of the company’s premiums are written in foreign currencies and a portion of the company’s loss reserves are denominated in foreign currencies. Moreover, a portion of the company’s cash and investments are held in currencies other than the U.S. dollar. In general, the company manages foreign currency risk on liabilities by investing in financial instruments and other assets denominated in the same currency as the liabilities to which they relate. The company also monitors the exposure of invested assets to foreign currency risk and limits these amounts as deemed necessary. The company may nevertheless, from time to time, experience gains or losses resulting from fluctuations in the values of these foreign currencies, which may favourably or adversely affect operating results.

FAIRFAX FINANCIAL HOLDINGS LIMITED

At December 31, 2011, the company has designated the carrying value of Cdn$1,075.0 principal amount of its Canadian dollar denominated senior notes with a fair value of $1,114.6 (principal amount of Cdn$675.0 with a fair value of $736.2 at December 31, 2010) as a hedge of its net investment in Northbridge for financial reporting purposes. Gains and losses related to foreign currency movement on the senior notes are recognized in change in gains and losses on hedge of net investment in foreign subsidiary in the consolidated statements of comprehensive income.

The company had also issued Cdn$1,000.0 of stated capital of cumulative five-year rate reset preferred shares. Although not eligible to be designated as a hedge for financial reporting purposes, the company considers a portion of this Cdn$1,000.0 as an additional economic hedge of its net investment in Northbridge.

The pre-tax foreign exchange effect on certain line items in the company’s consolidated financial statements for the years ended December 31 follows:

	2011	2010
Net gains (losses) on investments
Investing activities	(50.5)	(43.4)
Underwriting activities	(46.5)	(31.7)
Foreign currency contracts	62.6	(32.6)

Foreign currency gains (losses) included in pre-tax net earnings	(34.4)	(107.7)

The table below shows the approximate effect of the appreciation of the U.S. dollar compared with the Canadian dollar, the Euro, the British pound sterling and all other currencies, respectively, by 5% on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss).

	2011	2010
Canadian dollar
Impact on pre-tax earnings (loss)	4.1	(21.7)
Impact on net earnings (loss)	1.7	(15.6)
Impact on pre-tax other comprehensive income (loss)	(35.1)	(43.4)
Impact on other comprehensive income (loss)	(30.5)	(45.1)

Euro
Impact on pre-tax earnings (loss)	(5.9)	(35.1)
Impact on net earnings (loss)	(3.6)	(25.4)
Impact on pre-tax other comprehensive income (loss)	22.9	36.8
Impact on other comprehensive income (loss)	14.9	23.9

British pound sterling
Impact on pre-tax earnings (loss)	2.4	(13.5)
Impact on net earnings (loss)	1.3	(9.5)
Impact on pre-tax other comprehensive income (loss)	(18.4)	34.3
Impact on other comprehensive income (loss)	(11.9)	22.3

All other currencies
Impact on pre-tax earnings (loss)	57.1	21.8
Impact on net earnings (loss)	40.8	17.1
Impact on pre-tax other comprehensive income (loss)	(23.5)	(21.5)
Impact on other comprehensive income (loss)	(22.3)	(18.8)

Total
Impact on pre-tax earnings (loss)	57.7	(48.5)
Impact on net earnings (loss)	40.2	(33.4)
Impact on pre-tax other comprehensive income (loss)	(54.1)	6.2
Impact on other comprehensive income (loss)	(49.8)	(17.7)

In the preceding scenarios, certain shortcomings are inherent in the method of analysis presented, as the analysis is based on the assumption that the 5% appreciation of the U.S. dollar occurred with all other variables held constant.

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at December 31, 2011, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $11,427.0, compared to $11,403.0 at December 31, 2010. The company manages its capital based on the following financial measurements and ratios:

	December 31, 2011		December 31, 2010
Holding company cash and investments (net of short sale and derivative obligations)	962.8		1,474.2

Holding company debt	2,080.6		1,498.1
Subsidiary debt	623.9		919.5
Other long term obligations – holding company	314.0		311.5

Total debt	3,018.5		2,729.1

Net debt	2,055.7		1,254.9

Common shareholders’ equity	7,427.9		7,697.9
Preferred equity	934.7		934.7
Non-controlling interests	45.9		41.3

Total equity	8,408.5		8,673.9

Net debt/total equity	24.4%		14.5%
Net debt/net total capital(1)	19.6%		12.6%
Total debt/total capital(2)	26.4%		23.9%
Interest coverage(3)	1.0	x	1.8	x
Interest and preferred share dividend distribution coverage(4)	0.7	x	1.4	x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)

Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory tax rate.

During 2011, the company issued $500.0 and Cdn$400.0 principal amounts of its unsecured senior notes due 2021, the proceeds from which were used to repurchase $298.2 principal amount of Fairfax’s unsecured senior notes due 2012 and 2017, $323.8 of Crum & Forster’s unsecured senior notes due 2017 and 35.9 of OdysseyRe’s unsecured senior notes due 2013. The excess of the net proceeds on the issuance of unsecured senior notes over the cost of debt repurchased at the holding company and the funding made available by the holding company to its operating companies to fund their debt repurchases was used to fund the repurchase of $25.6 principal amount of First Mercury’s trust preferred securities with the remainder retained to augment holding company cash and investments.

During 2009 and 2010, the company issued Cdn$1,000.0 of stated capital of cumulative five-year rate reset preferred shares. Accordingly, the company commenced monitoring its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 4 in the table above. The company’s capital management objectives includes maintaining sufficient liquid resources at the holding company to be able to pay interest on its debt, dividends to its preferred shareholders and all other holding company obligations.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the U.S., the National Association of Insurance Commissioners (NAIC) has developed a model law and risk-based capital (RBC) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance, investment and other business activities. At December 31, 2011, the U.S. insurance, reinsurance and runoff subsidiaries had capital and surplus in excess of the regulatory minimum requirement of two times the authorized control level – each subsidiary had capital and surplus in excess of 3.7 times (4.7 times at December 31, 2010) the authorized control level, except for TIG which had 2.3 times (2.7 times at December 31, 2010).

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (MCT) formula. At December 31, 2011, Northbridge’s subsidiaries had a weighted average MCT ratio of 212% of the minimum statutory capital required, compared to 222% at December 31, 2010, well in excess of the 150% minimum supervisory target.

In countries other than the U.S. and Canada where the company operates (the United Kingdom, France, Mexico, Singapore, Hong Kong, Ireland, Poland, Brazil, Malaysia and other jurisdictions), the company met or exceeded the applicable regulatory capital requirements at December 31, 2011.

25.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. The company identifies its operating segments by operating company consistent with its management structure. The company has aggregated certain of these operating segments into reporting segments as subsequently described. The accounting policies of the reporting segments are the same as those described in note 3. Transfer prices for inter-segment transactions are set at arm’s length. Geographic premiums are determined based on the domicile of the various subsidiaries and where the primary underlying risk of the business resides.

Effective January 1, 2011, the company changed the manner in which it classifies amortization expense related to its customer and broker relationships in its segmented information. Previously, such amortization expense was classified within other underwriting expenses as a component of underwriting profit (loss). Effective January 1, 2011, amortization expense related to customer and broker relationships was included in subsidiary corporate overhead. Management believes this change in expense classification will better reflect the results of operations of its operating companies on a standalone basis. In addition, management does not consider acquisition accounting adjustments when assessing the performance of its reporting segments. Prior period comparative figures have been presented on a consistent basis to give effect to the reclassifications as of January 1, 2010. In 2010, customer and broker relationship amortization expense was included in corporate overhead within the Insurance – Northbridge ($6.0), U.S. Insurance ($3.7) and Reinsurance – OdysseyRe ($1.4) reporting segments.

Insurance

Northbridge – Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Commonwealth, Federated, Lombard and Markel subsidiaries, primarily in the Canadian market and in selected United States and international markets.

U.S. Insurance (formerly known as Crum & Forster prior to May 20, 2010) – This reporting segment is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. First Mercury was acquired on February 9, 2011, pursuant to the transaction described in note 23. As of July 1, 2011, the company has presented the assets, liabilities and results of operations of Valiant, a wholly-owned subsidiary of First Mercury, in the Runoff reporting segment following the transfer of ownership of Valiant from Crum & Forster to the TIG Group. Periods prior to July 1, 2011 have not been restated as the impact was not significant. Zenith National is included in the U.S. Insurance segment effective from its acquisition by the company on May 20, 2010 and is primarily engaged in the workers’ compensation insurance business in the United States.

Fairfax Asia – Included in the Fairfax Asia reporting segment are the company’s operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon), and in Malaysia since March 24, 2011 following the acquisition of Pacific Insurance pursuant to the transaction described in note 23. Fairfax Asia also includes the company’s 26.0% equity accounted interest in Mumbai-based ICICI Lombard and its 40.5% equity accounted interest in Thailand-based Falcon Thailand.

Reinsurance

OdysseyRe – OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd’s of London marketplace. As of January 1, 2011, the company has presented the assets, liabilities and results of operations of Clearwater in the Runoff reporting segment following the transfer of ownership of Clearwater from OdysseyRe to the TIG Group. Prior period comparative figures have been presented on a consistent basis to give effect to the transfer as of January 1, 2010. Clearwater is an insurance company which has been in runoff since 1999.

Insurance and Reinsurance – Other

This reporting segment is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re participates in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers through CRC Re (Canadian business) and Wentworth (international business). Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is a Polish reinsurance company. Fairfax Brasil is included in this segment since it commenced insurance underwriting activities in March 2010.

Runoff

The Runoff reporting segment comprises nSpire Re (including the runoff of nSpire Re’s Group Re participation), RiverStone (UK) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme and Fairmont. The U.K. and international runoff operations of RiverStone (UK) have reinsured their reinsurance portfolios to nSpire Re to provide consolidated investment and liquidity management services, with the RiverStone group of companies retaining full responsibility for all other aspects of the business. GFIC was included in the Runoff reporting segment effective from its acquisition by the company on August 17, 2010 and is a property and casualty insurance company based in the United States whose business will run off under the supervision of RiverStone management.

As described above, Clearwater was included in the Runoff reporting segment as of January 1, 2011 and Valiant was included in the Runoff reporting segment as of July 1, 2011. On January 1, 2011, the company’s runoff Syndicate 3500 (managed by RiverStone (UK)) accepted the reinsurance-to-close of all of the liabilities of Syndicate 376. This reinsurance-to-close transaction resulted in the receipt by Syndicate 3500 of $114.8 of cash and investments and $4.8 in other assets (primarily consisting of net insurance contract receivables) as consideration for the assumption of net loss reserves of $119.6.

Other

The Other reporting segment is comprised of Ridley, William Ashley and Sporting Life. Ridley is engaged in the animal nutrition business and operates in the U.S. and Canada. William Ashley (acquired on August 16, 2011) is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life (acquired December 22, 2011) is a Canadian retailer of sporting goods and sports apparel. The acquisitions of William Ashley and Sporting Life are described in note 23.

Corporate and Other

Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Pre-tax Income (Loss) by Reporting Segment

An analysis of pre-tax income (loss) by reporting segment for the years ended December 31 are presented below:

2011

	Insurance			Reinsurance	Insurance and Reinsurance					Eliminations and adjustments
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other		Consolidated
Gross premiums written(1)
External	1,320.6	1,859.0	451.2	2,405.6	584.6	6,621.0	–	–	–	–	6,621.0
Intercompany	2.1	5.1	0.5	15.1	61.7	84.5	–	–	–	(84.0)	0.5

	1,322.7	1,864.1	451.7	2,420.7	646.3	6,705.5	–	–	–	(84.0)	6,621.5

Net premiums written(1)	1,098.5	1,601.1	213.7	2,089.7	484.6	5,487.6	–	–	–	–	5,487.6

Net premiums earned(1)
External	1,160.2	1,502.0	213.7	2,001.0	412.4	5,289.3	–	–	–	–	5,289.3
Intercompany	(88.0)	2.6	(9.6)	13.7	92.5	11.2	–	–	–	–	11.2

	1,072.2	1,504.6	204.1	2,014.7	504.9	5,300.5	–	–	–	–	5,300.5
Underwriting expenses	(1,102.4)	(1,720.5)	(169.7)	(2,350.7)	(711.6)	(6,054.9)	–	–	–	–	(6,054.9)

Underwriting profit (loss)	(30.2)	(215.9)	34.4	(336.0)	(206.7)	(754.4)	–	–	–	–	(754.4)

Interest income	83.2	113.4	18.0	245.5	49.1	509.2	109.4	–	(13.3)	–	605.3
Dividends	25.6	27.3	5.8	35.8	3.6	98.1	12.0	–	9.9	–	120.0
Investment expenses	(11.4)	(19.9)	(1.9)	(33.6)	(7.3)	(74.1)	(14.9)	–	(4.0)	73.0	(20.0)

Interest and dividends	97.4	120.8	21.9	247.7	45.4	533.2	106.5	–	(7.4)	73.0	705.3

Share of profit (loss) of associates	2.8	4.1	(35.6)	11.4	2.0	(15.3)	3.4	–	13.7	–	1.8

Other
Revenue	–	–	–	–	–	–	126.4	649.8	73.0	(73.0)	776.2
Expenses	–	–	–	–	–	–	(263.9)	(636.5)	–	–	(900.4)

	–	–	–	–	–	–	(137.5)	13.3	73.0	(73.0)	(124.2)

Operating income (loss) before:	70.0	(91.0)	20.7	(76.9)	(159.3)	(236.5)	(27.6)	13.3	79.3	–	(171.5)
Net gains (losses) on investments	(162.0)	218.1	(15.6)	142.0	22.1	204.6	388.1	–	98.5	–	691.2
Loss on repurchase of long term debt(2)	–	(56.5)	–	(6.1)	–	(62.6)	–	–	(41.6)	–	(104.2)
Interest expense	–	(18.3)	–	(28.9)	(4.5)	(51.7)	(8.9)	(0.7)	(152.7)	–	(214.0)
Corporate overhead and other	(38.4)	(27.9)	(5.6)	(18.4)	(4.7)	(95.0)	–	–	(115.2)	–	(210.2)

Pre-tax income (loss)	(130.4)	24.4	(0.5)	11.7	(146.4)	(241.2)	351.6	12.6	(131.7)	–	(8.7)
Income taxes											56.5

Net earnings											47.8

Attributable to:
Shareholders of Fairfax											45.1
Non-controlling interests											2.7

											47.8

(1)	Excludes $122.0, $120.3 and $126.4 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

(2)

Loss on repurchase of long term debt of $104.2 relating to the repurchase of Crum & Forster, OdysseyRe and Fairfax unsecured senior notes is included in other expenses in the consolidated statement of earnings.

2010

	Insurance			Reinsurance	Insurance and Reinsurance	Ongoing operations	Runoff	Other (animal nutrition)	Corporate and Other	Eliminations and adjustments	Consolidated
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other
Gross premiums written(1)
External	1,298.4	1,078.3	353.2	2,154.6	476.4	5,360.9	–	–	–	–	5,360.9
Intercompany	1.5	–	–	13.0	151.6	166.1	–	–	–	(166.6)	(0.5)

	1,299.9	1,078.3	353.2	2,167.6	628.0	5,527.0	–	–	–	(166.6)	5,360.4

Net premiums written(1)	985.0	919.5	157.4	1,853.6	530.5	4,446.0	–	–	–	–	4,446.0

Net premiums earned(1)
External	1,162.7	1,010.8	161.7	1,874.8	363.2	4,573.2	–	–	–	–	4,573.2
Intercompany	(166.1)	(10.7)	(6.7)	10.7	172.8	–	–	–	–	–	–

	996.6	1,000.1	155.0	1,885.5	536.0	4,573.2	–	–	–	–	4,573.2
Underwriting expenses	(1,064.9)	(1,165.6)	(138.4)	(1,790.4)	(574.4)	(4,733.7)	–	–	–	–	(4,733.7)

Underwriting profit (loss)	(68.3)	(165.5)	16.6	95.1	(38.4)	(160.5)	–	–	–	–	(160.5)

Interest income	106.9	91.1	13.2	238.1	52.0	501.3	96.3	–	5.6	–	603.2
Dividends	24.9	27.1	5.0	38.0	0.7	95.7	26.7	–	6.4	–	128.8
Investment expenses	(11.0)	(17.6)	(1.6)	(29.9)	(6.3)	(66.4)	(16.6)	–	(3.2)	65.7	(20.5)

Interest and dividends	120.8	100.6	16.6	246.2	46.4	530.6	106.4	–	8.8	65.7	711.5

Share of profit (loss) of associates	5.4	0.3	22.2	2.3	(1.4)	28.8	8.9	–	8.3	–	46.0

Other
Revenue(2)	–	–	–	–	–	–	90.5	549.1	65.7	(65.7)	639.6
Expenses	–	–	–	–	–	–	(190.8)	(538.7)	–	–	(729.5)

	–	–	–	–	–	–	(100.3)	10.4	65.7	(65.7)	(89.9)

Operating income (loss) before:	57.9	(64.6)	55.4	343.6	6.6	398.9	15.0	10.4	82.8	–	507.1
Net gains (losses) on investments	94.0	(49.2)	(14.2)	(109.7)	70.8	(8.3)	120.5	–	(115.2)	–	(3.0)
Loss on repurchase of long term debt(3)	–	–	–	–	–	–	–	–	(2.3)	–	(2.3)
Interest expense	–	(30.8)	–	(30.5)	(4.5)	(65.8)	(3.2)	(0.6)	(125.9)	–	(195.5)
Corporate overhead and other	(21.4)	(11.4)	(2.4)	(32.7)	(3.1)	(71.0)	–	–	(84.2)	–	(155.2)

Pre-tax income (loss)	130.5	(156.0)	38.8	170.7	69.8	253.8	132.3	9.8	(244.8)	–	151.1
Income taxes											186.9

Net earnings											338.0

Attributable to:
Shareholders of Fairfax											335.8
Non-controlling interests											2.2

											338.0

(1)	Excludes $2.5, $3.0 and $7.4 of Runoff’s gross premiums written, net premiums written and net premiums earned respectively.

(2)	The Runoff segment revenue includes $83.1 of the excess of the fair value of net assets acquired over the purchase price related to the acquisition of GFIC, as described in note 23.

(3)

Loss on repurchase of long term debt of $2.3 primarily relating to the repurchase of OdysseyRe noncumulative Series A and Series B preferred shares is included in other expenses in the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the years ended December 31 is shown below:

	2011	2010
Revenue of reporting segments:
Net premiums earned	5,300.5	4,573.2
Interest and dividends	705.3	711.5
Share of profit of associates	1.8	46.0
Net gains (losses) on investments	691.2	(3.0)
Other revenue per reportable segment	776.2	639.6

Total consolidated revenues	7,475.0	5,967.3

Significant Non-cash Items

An analysis of significant non-cash items by reporting segment for the years ended December 31 is shown below:

	Share of profit (loss) of associates		Depreciation and impairment loss of premises & equipment & amortization of intangible assets
	2011	2010	2011	2010
Insurance – Canada (Northbridge)	2.8	5.4	11.0	10.5
– U.S. (Crum & Forster and Zenith National)	4.1	0.3	25.1	12.4
– Asia (Fairfax Asia)	(35.6)	22.2	0.4	0.5
Reinsurance – OdysseyRe	11.4	2.3	7.7	6.9
Insurance and Reinsurance – Other	2.0	(1.4)	1.3	0.8

Ongoing operations	(15.3)	28.8	45.5	31.1
Runoff	3.4	8.9	0.9	0.9
Other	–	–	8.6	10.8
Corporate and other	13.7	8.3	4.5	5.7

Consolidated	1.8	46.0	59.5	48.5

During 2010, TIG acquired all of the issued and outstanding shares of GFIC and recorded an excess of fair value of net assets acquired over purchase price of $83.1, as described in note 23.

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

An analysis of investments in associates, additions to goodwill, segment assets and segment liabilities by reporting segment for the years ended December 31 are shown below:

	Investments in associates		Additions to goodwill		Segment assets		Segment liabilities
	2011	2010	2011	2010	2011	2010	2011	2010
Insurance – Canada (Northbridge)	76.8	35.4	–	–	5,324.1	5,636.8	3,769.7	3,939.6
– U.S. (Crum & Forster and Zenith National)	82.2	52.9	79.5	317.6	8,285.6	6,788.6	5,746.5	4,840.0
– Asia (Fairfax Asia)	96.8	118.6	25.5	–	1,371.4	1,089.8	913.0	692.6
Reinsurance – OdysseyRe	173.1	114.5	–	–	10,781.6	10,089.8	7,328.0	6,665.7
Insurance and Reinsurance – Other	49.5	3.9	–	–	2,234.3	2,214.2	1,649.1	1,514.0

Ongoing operations	478.4	325.3	105.0	317.6	27,997.0	25,819.2	19,406.3	17,651.9
Runoff	123.1	41.2	–	–	6,086.6	5,549.4	4,407.8	4,172.7
Other	–	–	24.1	–	267.0	191.5	118.4	81.9
Corporate and other and eliminations and adjustments	322.8	341.4	–	–	(943.7)	(112.0)	1,065.9	867.7

Consolidated	924.3	707.9	129.1	317.6	33,406.9	31,448.1	24,998.4	22,774.2

Product Line

An analysis of revenue by product line for the years ended December 31 is presented below:

	Property		Casualty		Specialty		Total
	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	447.6	399.3	520.0	503.6	104.6	93.7	1,072.2	996.6
– U.S. (Crum & Forster and Zenith National)	135.9	111.8	1,331.5	857.3	37.2	31.0	1,504.6	1,000.1
– Asia (Fairfax Asia)	18.1	13.7	126.2	87.2	59.8	54.1	204.1	155.0
Reinsurance – OdysseyRe	969.4	816.3	801.8	861.5	243.5	207.7	2,014.7	1,885.5
Insurance and Reinsurance – Other	237.3	303.4	182.1	198.3	85.5	34.3	504.9	536.0

Ongoing operations	1,808.3	1,644.5	2,961.6	2,507.9	530.6	420.8	5,300.5	4,573.2
Runoff	–	1.0	1.2	3.6	125.2	2.8	126.4	7.4

Total net premiums earned	1,808.3	1,645.5	2,962.8	2,511.5	655.8	423.6	5,426.9	4,580.6
Interest and dividends							705.3	711.5
Share of profit of associates							1.8	46.0
Net gains (losses) on investments							691.2	(3.0)
Excess of fair value of net assets acquired over purchase price							–	83.1
Other							649.8	549.1

Total consolidated revenues							7,475.0	5,967.3

Geographic Region

An analysis of revenue by geographic region for the years ended December 31 is shown below:

	Canada		United States		Far East		International		Total
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Net premiums earned
Insurance – Canada (Northbridge)	1,031.6	957.9	40.2	38.2	–	–	0.4	0.5	1,072.2	996.6
– U.S. (Crum & Forster and Zenith National)	–	–	1,504.2	1,000.1	0.2	–	0.2	–	1,504.6	1,000.1
– Asia (Fairfax Asia)	–	–	–	–	204.1	155.0	–	–	204.1	155.0
Reinsurance – OdysseyRe	62.0	54.9	965.8	1,017.4	149.3	109.7	837.6	703.5	2,014.7	1,885.5
Insurance and Reinsurance – Other	95.2	159.4	105.0	158.2	30.2	21.3	274.5	197.1	504.9	536.0

Ongoing operations	1,188.8	1,172.2	2,615.2	2,213.9	383.8	286.0	1,112.7	901.1	5,300.5	4,573.2
Runoff	–	0.4	7.2	7.0	–	–	119.2	–	126.4	7.4

	1,188.8	1,172.6	2,622.4	2,220.9	383.8	286.0	1,231.9	901.1	5,426.9	4,580.6
Interest and dividends									705.3	711.5
Share of profit of associates									1.8	46.0
Net gains (losses) on investments									691.2	(3.0)
Excess of fair value of net assets acquired over purchase price									–	83.1
Other									649.8	549.1

Total consolidated revenues									7,475.0	5,967.3

Allocation of revenue	21.9%	25.6%	48.3%	48.5%	7.1%	6.2%	22.7%	19.7%

FAIRFAX FINANCIAL HOLDINGS LIMITED

26.	Expenses

Losses on claims, net, operating expenses and other expenses for the years ended December 31 are comprised of the following:

	2011	2010
Losses and loss adjustment expenses	4,387.8	3,232.8
Salaries and employee benefit expenses (note 27)	895.5	789.6
Other reporting segment cost of sales	499.6	406.8
Audit, legal and tax professional fees	135.6	113.3
Premium taxes	93.4	76.9
Restructuring costs	29.2	3.2
Depreciation, amortization and impairment charges	59.5	48.5
Operating lease costs	57.4	56.5
Loss on repurchase of long term debt (note 15)	104.2	2.3
IT costs	67.5	41.4
Other	144.6	141.9

	6,474.3	4,913.2

27.	Salaries and Employee Benefit Expenses

Salaries and employee benefit expenses for the years ended December 31 are comprised of the following:

	2011	2010
Wages and salaries	707.8	609.5
Employee benefits	130.4	118.8
Share-based payments to directors and employees	25.1	23.0
Defined contribution pension plan expense (note 21)	15.3	16.3
Defined benefit pension plan expense (note 21)	14.7	14.5
Defined benefit post retirement expense (note 21)	2.2	7.5

	895.5	789.6

28.	Supplementary Cash Flow Information

Cash and cash equivalents are included in the consolidated balance sheets as follows:

	December 31, 2011	December 31, 2010
Holding company cash and investments:
Cash and balances with banks	39.6	73.5
Treasury bills and other eligible bills	3.9	263.8

	43.5	337.3

Subsidiary cash and short term investments:
Cash and balances with banks	908.3	805.9
Treasury bills and other eligible bills	952.0	2,117.3

	1,860.3	2,923.2

Cash and balances with banks – restricted(1)	48.3	45.3
Treasury bills and other eligible bills – restricted(1)	86.4	53.6

	134.7	98.9

	1,995.0	3,022.1

Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	6.2	11.4
Treasury bills and other eligible bills	–	3.2

	6.2	14.6

	2,044.7	3,374.0

(1)	Cash and cash equivalents as presented in the consolidated statements of cash flows excludes restricted balances of $134.7 at December 31, 2011 and $98.9 at December 31, 2010.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statements of cash flows for the years ended December 31, are as follows:

	2011	2010
(a) Changes in operating assets and liabilities
Net decrease (increase) in restricted cash and cash equivalents	(36.0)	(22.4)
Provision for losses and loss adjustment expenses	347.6	(222.5)
Provision for unearned premiums	197.8	(125.3)
Insurance contract receivables	(220.7)	182.9
Recoverable from reinsurers	5.9	142.4
Accounts receivable	(13.6)	464.6
Funds withheld payable to reinsurers	(13.8)	8.3
Accounts payable and accrued liabilities	260.3	(303.6)
Income taxes payable	(11.8)	(46.6)
Other	185.5	(92.2)

	701.2	(14.4)

(b) Net interest received
Interest received	644.7	672.8
Interest paid	(194.4)	(186.3)

	450.3	486.5

(c) Net income taxes (paid) refund received	82.4	(218.7)

(d) Dividends received	95.6	75.4

(e) Dividends paid
Common share dividends paid	(205.9)	(200.8)
Preferred share dividends paid	(51.5)	(31.4)

	(257.4)	(232.2)

29.	Related Party Transactions

Compensation for the company’s key management team for the years ended December 31 are as set out below:

	2011	2010
Salaries and other short-term employee benefits	5.4	12.8
Share-based payments	0.9	1.9

	6.3	14.7

Compensation for the company’s Board of Directors for the years ended December 31 are as set out below:

	2011	2010
Retainers and fees	0.9	1.1
Share-based payments	0.2	0.4

	1.1	1.5

The compensation presented above is determined in accordance with the company’s IFRS accounting policies and will differ from the compensation presented in the company’s Management Proxy Circular.

30.	Transition from Canadian GAAP to International Financial Reporting Standards

Adjustments upon adoption of IFRS

IFRS permits exemptions from full retrospective application of certain standards. In preparing these consolidated financial statements in accordance with IFRS, the company has applied the mandatory exceptions and certain of the optional exemptions to full retrospective application of IFRS as at the transition date of January 1, 2010.

IFRS mandatory exceptions

The company has applied the following mandatory exceptions to retrospective application of IFRS:

Estimates

Hindsight was not used to create or revise estimates. The estimates previously made by the company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies. Estimates under IFRS at January 1, 2010 are consistent with estimates made for that same date under Canadian GAAP.

Hedge accounting

Hedge accounting can only be applied prospectively from the IFRS transition date to transactions that satisfy the hedge accounting criteria in IAS 39 Financial Instruments: Recognition and Measurement. Hedging relationships cannot be designated and the supporting documentation cannot be created retrospectively.

The company’s existing hedge of its net investment in Northbridge under Canadian GAAP complies with IAS 39. No adjustment upon adoption of IFRS was required.

Non-controlling interests

The requirements of IAS 27 Consolidated and Separate Financial Statements were applied prospectively from January 1, 2010 with respect to the attribution of total comprehensive income to the shareholders of the company and to the non-controlling interests, and for transactions involving a change in the level of the company’s ownership in a subsidiary. These requirements were adopted under Canadian GAAP on January 1, 2010, and accordingly no adjustment upon adoption of IFRS was required.

IFRS optional exemptions

The company has elected to apply the following optional exemptions from full retrospective application of IFRS:

(1)   Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the transition date. Full retrospective application of IFRS 3 would require restatement of all business combinations that occurred prior to the transition date.

The company has applied the business combinations exemption in IFRS 1 and as a result has not retrospectively applied IFRS 3 to any business combinations that took place prior to the transition date of January 1, 2010. No changes to assets or liabilities recognized in those business combinations were required as a result of adopting IFRS. Goodwill arising on business combinations prior to the transition date was not adjusted from the carrying value previously determined under Canadian GAAP.

(2)   Employee benefits

IFRS 1 provides the option to apply IAS 19 Employee Benefits retrospectively for the recognition of actuarial gains and losses, or to recognize all actuarial gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company has elected to recognize all unamortized actuarial gains and losses from its pension and post retirement benefit plans in opening retained earnings as at January 1, 2010. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Investments in associates	(9.8)	(7.6)
Deferred income taxes	3.9	6.8
Pension assets (other assets)	(4.8)	(11.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	22.3	12.7
Retained earnings	(31.3)	(22.4)
Non-controlling interests	(1.7)	(2.2)

For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	0.3
Operating expenses	1.8
Other expenses	(0.5)
Provision for (recovery of) income taxes	(0.4)
Other comprehensive income, net of income taxes	9.0

(3)   Currency translation differences

Retrospective application of IFRS would require the company to determine cumulative currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 provides the option to recognize all cumulative currency translation gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date.

The company has elected to recognize all cumulative currency translation gains and losses in opening retained earnings as at January 1, 2010. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Retained earnings	150.1	150.1
Accumulated other comprehensive income	(150.1)	(150.1)

Other Measurement Adjustments between Canadian GAAP and IFRS

(4)   Adoption of IFRS 9 Financial Instruments: Classification and Measurement

As permitted by the transition rules for first-time adopters of IFRS, the company has early adopted IFRS 9 Financial Instruments: Classification and Measurement (“IFRS 9”) effective January 1, 2010. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement for the classification and measurement of financial assets and liabilities. IFRS 9 eliminates the available for sale and held to maturity categories, and the requirement to bifurcate embedded derivatives with respect to hybrid contracts. Under IFRS 9 hybrid contracts are measured as a whole as at FVTPL. Equity instruments are measured as at FVTPL by default. Fixed income investments are measured at amortized cost if both of the following criteria are met: (i) the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, otherwise fixed income investments are measured as at FVTPL. Under this standard, the company’s business model requires that its investment portfolio be primarily measured as at FVTPL.

The effect of adopting IFRS 9 as at January 1, 2010 is to recognize all unrealized gains and losses on financial instruments in accumulated other comprehensive income to retained earnings. The impact on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Retained earnings	747.1	611.1
Accumulated other comprehensive income	(747.1)	(611.1)

For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	1.8
Net gains (losses) on investments	(204.9)
Provision for (recovery of) income taxes	(67.1)
Other comprehensive income, net of income taxes	136.0

(5)   Structured settlements

Structured settlements occur when an insurer has settled a claim and purchased an annuity from a life insurance company to cover the payment stream agreed to in the settlement with the claimant. The payments are usually for a set amount over the claimant’s life, or a series of fixed payments for a specified period of time.

Under IFRS, the company accounts for structured settlements by derecognizing the original claims liability and recording any secondary obligation arising as a financial guarantee where: (i) an annuity is purchased and there is an irrevocable direction from the company to the annuity underwriter to make all payments directly to the claimant, (ii) the annuity is non-commutable, non-assignable and non-transferable, the company is not entitled to any annuity payments and there are no rights under the contractual arrangement that would provide any current or future benefit to the company, (iii) the company is released by the claimant to evidence settlement of the claim amount, and (iv) the company remains liable to make payments to the claimant in the event and to the extent the annuity underwriter fails to make payments under the terms and conditions of the annuity and the irrevocable direction given.

Under Canadian GAAP where it was not virtually assured that a secondary obligation did not exist, the company accounted for structured settlements by applying reinsurance accounting whereby the reinsurance recoverable (i.e. the value of the life annuity) and the claim obligation remained on the consolidated balance sheet. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Recoverable from reinsurers	(245.7)	(236.9)
Accounts payable and accrued liabilities	15.1	14.8
Insurance contract liabilities	(260.8)	(251.7)

(6)   Derecognition of deferred tax assets

Under IFRS, certain income tax payments related to the transfer of assets between group companies may no longer be deferred on consolidation, as was permitted under Canadian GAAP. Historically the company had recorded prepaid taxes related to intercompany transfers within future income taxes and income taxes payable. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(27.0)	(27.0)
Income taxes payable	5.8	5.8
Retained earnings	(32.8)	(32.8)

FAIRFAX FINANCIAL HOLDINGS LIMITED

(7)   Impairment of premises and equipment

Under IFRS, the carrying amount of an asset is reduced to its recoverable amount when the asset’s carrying amount exceeds its recoverable amount which is defined as the higher of value in use or fair value less costs to sell. Fair value less costs to sell is the amount obtainable from the sale of an asset in an arm’s length transaction between knowledgeable and willing parties, less the cost of disposal, and value in use is the present value of the future cash flows expected to be derived from the use of the asset.

Under Canadian GAAP, the carrying amount of an asset was not recoverable when it exceeded the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. The impairment loss was then measured as the amount by which the carrying amount exceeded the asset’s fair value.

An impairment charge was recorded under IFRS related to certain of Ridley’s manufacturing plants resulting primarily from the use of undiscounted cash flows under Canadian GAAP and discounted cash flows under IFRS in the methodology for assessing impairment. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	3.8	3.7
Premises and equipment (other assets)	(12.7)	(12.3)
Retained earnings	(6.3)	(6.0)
Non-controlling interests	(2.6)	(2.6)

For the year ended December 31, 2010 increase (decrease)
Other expenses	(0.4)
Provision for (recovery of) income taxes	0.1

(8)   Pension asset limitation

IFRS limits the measurement of a defined benefit pension plan asset to the present value of economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan plus unrecognized gains and losses. Based on the statutory minimum funding requirements and expected future service costs of a subsidiary defined benefit pension plan, a pension asset previously recorded under Canadian GAAP no longer qualified for recognition under IFRS. The effect of this adjustment on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	7.4	–
Pension assets (other assets)	(8.5)	–
Pension and post retirement liabilities (accounts payable and accrued liabilities)	20.5	–
Retained earnings	(21.6)	–

For the year ended December 31, 2010 increase (decrease)
Other comprehensive income, net of income taxes	21.6

(9)   Employee benefits

IFRS permits only the unvested portion of past service costs (i.e., costs related to prior periods from the introduction of or a change to certain types of employee benefit plans) to be deferred and recognized as an expense on a straight line basis over the average period until the benefits become vested. All vested past service costs are expensed immediately under IFRS, whereas under Canadian GAAP, vested past service costs were generally recognized as an expense over the expected average remaining service period of eligible employees. The effect of recognizing all vested past service costs on individual financial statement lines is as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Deferred income taxes	(1.3)	(1.1)
Pension assets (other assets)	(1.1)	(1.1)
Pension and post retirement liabilities (accounts payable and accrued liabilities)	(4.4)	(3.9)
Retained earnings	1.7	1.4
Non-controlling interests	0.3	0.3

For the year ended December 31, 2010 increase (decrease)
Operating expenses	0.1
Other expenses	0.4
Provision for (recovery of) income taxes	(0.2)

(10)   Other

Other adjustments are individually insignificant and their impact on individual financial statement lines are as follows:

Financial Statement Line	As at January 1, 2010 increase (decrease)	As at December 31, 2010 increase (decrease)
Insurance contract receivables	3.2	1.9
Common stocks	(1.8)	2.0
Recoverable from reinsurers	(1.8)	0.1
Deferred income taxes	(6.0)	(6.3)
Other assets	(1.4)	(1.2)
Accounts payable and accrued liabilities	(0.8)	–
Income taxes payable	0.9	0.5
Insurance contract liabilities	(1.1)	0.6
Long term debt	(0.5)	(0.4)
Retained earnings	(6.3)	(2.9)
Accumulated other comprehensive income	–	(1.3)

For the year ended December 31, 2010 increase (decrease)
Share of profit (loss) of associates	(0.2)
Net gains (losses) on investments	4.3
Interest expense	0.1
Other expenses	0.4
Provision for (recovery of) income taxes	0.2
Other comprehensive income, net of income taxes	(1.3)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reclassifications to conform with the company’s IFRS financial statement presentation

(a)	Other assets include premises and equipment and income taxes receivable which were disclosed as separate lines under Canadian GAAP;

(b)	Insurance contract liabilities include provisions for claims and unearned premiums which were disclosed as separate lines under Canadian GAAP;

(c)	Long term debt includes holding company borrowings, subsidiary company borrowings and other long term obligations of the holding company which were disclosed as separate lines under Canadian GAAP;

(d)

Presentation of equity for Canadian GAAP as at January 1, 2010, reflects the adoption of the Canadian Institute of Chartered Accountants Handbook Section 1582 Business Combinations, Section 1601 Consolidated Financial Statements and Section 1602 Non-Controlling Interests;

(e)	Reclassification of miscellaneous balances receivable (primarily accrued interest and dividends) to other assets in order to separately present insurance contract receivables; and,

(f)	Reclassification of ceded losses to a separate line.

Consolidated Statements of Cash Flows

The company’s consolidated statements of cash flows are presented in accordance with IAS 7 Statement of Cash Flows. The statements present substantially the same information as that previously required under Canadian GAAP with limited differences in classification of certain items as discussed below.

Under Canadian GAAP, the company previously classified trading securities as an investing activity, whereas IFRS includes them as an operating activity. IFRS permits cash flows from interest and dividends received and paid to be classified as operating, investing or financing activities. Consistent with the nature of the cash flows and with previous Canadian GAAP, the company has classified interest received and paid, and dividends received, as operating activities while dividends paid are classified as a financing activity.

Consolidated Balance Sheet

as at January 1, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,251.6	–		1,251.6	–		1,251.6	Holding company cash and investments
Accounts receivable and other	1,805.0	(431.4	)(e)	1,373.6	3.2	(10)	1,376.8	Insurance contract receivables

	3,056.6	(431.4)		2,625.2	3.2		2,628.4

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,244.8	–		3,244.8	–		3,244.8	Subsidiary cash and short term investments
Bonds	10,918.3	–		10,918.3	–		10,918.3	Bonds
Preferred stocks	292.8	–		292.8	–		292.8	Preferred stocks
Common stocks	4,895.0	–		4,895.0	(1.8	)(10)	4,893.2	Common stocks
Investments, at equity	433.5	–		433.5	(9.8	)(2)	423.7	Investments in associates
Derivatives and other invested assets	142.7	–		142.7	–		142.7	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	151.5	–		151.5	–		151.5	Assets pledged for short sale and derivative obligations

	20,078.6	–		20,078.6	(11.6)		20,067.0

Deferred premium acquisition costs	372.0	–		372.0	–		372.0	Deferred premium acquisition costs
					(245.7	)(5)
Recoverable from reinsurers	3,818.6	–		3,818.6	(1.8	)(10)	3,571.1	Recoverable from reinsurers
					3.9	(2)
					(27.0	)(6)
					3.8	(7)
					7.4	(8)
					(1.3	)(9)
Future income taxes	318.7	–		318.7	(6.0	)(10)	299.5	Deferred income taxes
Goodwill and intangible assets	438.8	–		438.8	–		438.8	Goodwill and intangible assets
					(4.8	)(2)
					(12.7	)(7)
					(8.5	)(8)
					(1.1	)(9)
Other assets(a)	368.7	431.4	(e)	800.1	(1.4	)(10)	771.6	Other assets

	28,452.0	–		28,452.0	(303.6)		28,148.4

Liabilities								Liabilities
Subsidiary indebtedness	12.1	–		12.1	–		12.1	Subsidiary indebtedness
					22.3	(2)
					15.1	(5)
					20.5	(8)
					(4.4	)(9)
Accounts payable and accrued liabilities	1,238.1	–		1,238.1	(0.8	)(10)	1,290.8	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	70.9	–		70.9	0.9	(10)	77.6	Income taxes payable
Short sale and derivative obligations	57.2	–		57.2	–		57.2	Short sale and derivative obligations
Funds withheld payable to reinsurers	354.9	–		354.9	–		354.9	Funds withheld payable to reinsurers

	1,733.2	–		1,733.2	59.4		1,792.6

					(260.8	)(5)
Insurance contract liabilities(b)	16,680.5	–		16,680.5	(1.1	)(10)	16,418.6	Insurance contract liabilities
Long term debt(c)	2,301.7	–		2,301.7	(0.5	)(10)	2,301.2	Long term debt

	18,982.2	–		18,982.2	(262.4)		18,719.8

Equity(d)								Equity
Common stock	3,058.6	–		3,058.6	–		3,058.6	Common stock
Treasury shares (at cost)	(28.7)	–		(28.7)	–		(28.7)	Treasury shares (at cost)
					(31.3	)(2)
					150.1	(3)
					747.1	(4)
					(32.8	)(6)
					(6.3	)(7)
					(21.6	)(8)
					1.7	(9)
Retained earnings	3,468.8	–		3,468.8	(6.3	)(10)	4,269.4	Retained earnings
					(150.1	)(3)
Accumulated other comprehensive income	893.1	–		893.1	(747.1	)(4)	(4.1)	Accumulated other comprehensive income

Common shareholders’ equity	7,391.8	–		7,391.8	(96.6)		7,295.2	Common shareholders’ equity
Preferred stock	227.2	–		227.2	–		227.2	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	7,619.0	–		7,619.0	(96.6)		7,522.4	Shareholders’ equity attributable to shareholders of Fairfax
					(1.7	)(2)
					(2.6	)(7)
Non-controlling interests	117.6	–		117.6	0.3	(9)	113.6	Non-controlling interests

Total equity	7,736.6	–		7,736.6	(100.6)		7,636.0	Total equity

	28,452.0	–		28,452.0	(303.6)		28,148.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Balance Sheet

as at December 31, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS	IFRS
Assets								Assets
Holding company cash and investments	1,540.7	–		1,540.7	–		1,540.7	Holding company cash and investments
Accounts receivable and other	1,802.3	(327.6	)(e)	1,474.7	1.9	(10)	1,476.6	Insurance contract receivables

	3,343.0	(327.6)		3,015.4	1.9		3,017.3

Portfolio investments								Portfolio investments
Subsidiary cash and short term investments	3,513.9	–		3,513.9	–		3,513.9	Subsidiary cash and short term investments
Bonds	11,748.2	–		11,748.2	–		11,748.2	Bonds
Preferred stocks	583.9	–		583.9	–		583.9	Preferred stocks
Common stocks	4,131.3	–		4,131.3	2.0	(10)	4,133.3	Common stocks
Investments, at equity	715.5	–		715.5	(7.6	)(2)	707.9	Investments in associates
Derivatives and other invested assets	579.4	–		579.4	–		579.4	Derivatives and other invested assets
Assets pledged for short sale and derivative obligations	709.6	–		709.6	–		709.6	Assets pledged for short sale and derivative obligations

	21,981.8	–		21,981.8	(5.6)		21,976.2

Deferred premium acquisition costs	357.0	–		357.0	–		357.0	Deferred premium acquisition costs
					(236.9	)(5)
Recoverable from reinsurers	3,993.8	–		3,993.8	0.1	(10)	3,757.0	Recoverable from reinsurers
					6.8	(2)
					(27.0	)(6)
					3.7	(7)
					(1.1	)(9)
Future income taxes	514.4	–		514.4	(6.3	)(10)	490.5	Deferred income taxes
Goodwill and intangible assets	949.1	–		949.1	–		949.1	Goodwill and intangible assets
					(11.1	)(2)
					(12.3	)(7)
					(1.1	)(9)
Other assets(a)	599.1	327.6	(e)	926.7	(1.2	)(10)	901.0	Other assets

	31,738.2	–		31,738.2	(290.1)		31,448.1

Liabilities								Liabilities
Subsidiary indebtedness	2.2	–		2.2	–		2.2	Subsidiary indebtedness
					12.7	(2)
					14.8	(5)
Accounts payable and accrued liabilities	1,239.5	–		1,239.5	(3.9	)(9)	1,263.1	Accounts payable and accrued liabilities
					5.8	(6)
Income taxes payable	25.4	–		25.4	0.5	(10)	31.7	Income taxes payable
Short sale and derivative obligations	216.9	–		216.9	–		216.9	Short sale and derivative obligations
Funds withheld payable to reinsurers	363.2	–		363.2	–		363.2	Funds withheld payable to reinsurers

	1,847.2	–		1,847.2	29.9		1,877.1

					(251.7	)(5)
Insurance contract liabilities(b)	18,421.3	–		18,421.3	0.6	(10)	18,170.2	Insurance contract liabilities
Long term debt(c)	2,727.3	–		2,727.3	(0.4	)(10)	2,726.9	Long term debt

	21,148.6	–		21,148.6	(251.5)		20,897.1

Equity								Equity
Common stock	3,251.3	–		3,251.3	–		3,251.3	Common stock
Treasury shares (at cost)	(52.4)	–		(52.4)	–		(52.4)	Treasury shares (at cost)
Share-based compensation	3.2	–		3.2	–		3.2	Share-based payments
					(22.4	)(2)
					150.1	(3)
					611.1	(4)
					(32.8	)(6)
					(6.0	)(7)
					1.4	(9)
Retained earnings	3,695.9	–		3,695.9	(2.9	)(10)	4,394.4	Retained earnings
					(150.1	)(3)
					(611.1	)(4)
Accumulated other comprehensive income	863.9	–		863.9	(1.3	)(10)	101.4	Accumulated other comprehensive income

Common shareholders’ equity	7,761.9	–		7,761.9	(64.0)		7,697.9	Common shareholders’ equity
Preferred stock	934.7	–		934.7	–		934.7	Preferred stock

Shareholders’ equity attributable to shareholders of Fairfax	8,696.6	–		8,696.6	(64.0)		8,632.6	Shareholders’ equity attributable to shareholders of Fairfax
					(2.2	)(2)
					(2.6	)(7)
Non-controlling interests	45.8	–		45.8	0.3	(9)	41.3	Non-controlling interests

Total equity	8,742.4	–		8,742.4	(68.5)		8,673.9	Total equity

	31,738.2	–		31,738.2	(290.1)		31,448.1

Consolidated Statement of Earnings

for the year ended December 31, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications		Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Revenue								Revenue
Gross premiums written	5,362.9	–		5,362.9	–		5,362.9	Gross premiums written

Net premiums written	4,449.0	–		4,449.0	–		4,449.0	Net premiums written

Net premiums earned	4,580.6	–		4,580.6	–		4,580.6	Net premiums earned
Interest and dividends	711.5	–		711.5	–		711.5	Interest and dividends
Earnings (losses) from investments, at equity	44.1	–		44.1	0.3 1.8 (0.2	(2) (4) )(10)	46.0	Share of profit (loss) of associates
					(204.9	)(4)
Net gains on investments	197.6	–		197.6	4.3	(10)	(3.0)	Net gains (losses) on investments
Excess of fair value of net assets acquired over purchase price	83.1	–		83.1	–		83.1	Excess of fair value of net assets acquired over purchase price
Other revenue	549.1	–		549.1	–		549.1	Other revenue

	6,166.0	–		6,166.0	(198.7)		5,967.3

Expenses								Expenses
Losses on claims, net	3,398.7	839.3	(f)	4,238.0	–		4,238.0	Losses on claims, gross
–	–	(839.3	)(f)	(839.3)	–		(839.3)	Less ceded losses on claims

Losses on claims, net	3,398.7	–		3,398.7	–		3,398.7	Losses on claims, net
					1.8	(2)
Operating expenses	971.6	–		971.6	0.1	(9)	973.5	Operating expenses
Commissions, net	707.5	–		707.5	–		707.5	Commissions, net
Interest expense	195.4	–		195.4	0.1	(10)	195.5	Interest expense
					(0.5	)(2)
					(0.4	)(7)
					0.4	(9)
Other expenses	541.1	–		541.1	0.4	(10)	541.0	Other expenses

	5,814.3	–		5,814.3	1.9		5,816.2

Earnings before income taxes	351.7	–		351.7	(200.6)		151.1	Earnings before income taxes
					(0.4	)(2)
					(67.1	)(4)
					0.1	(7)
					(0.2	)(9)
Income taxes	(119.5)	–		(119.5)	0.2	(10)	(186.9)	Provision for (recovery of) income taxes

Net earnings	471.2	–		471.2	(133.2)		338.0	Net earnings

Attributable to:								Attributable to:
Shareholders of Fairfax	469.0	–		469.0	(133.2)		335.8	Shareholders of Fairfax
Non-controlling interests	2.2	–		2.2	–		2.2	Non-controlling interests

	471.2	–		471.2	(133.2)		338.0

Consolidated Statement of Comprehensive Income

for the year ended December 31, 2010

(US$ millions)

Canadian GAAP	Canadian GAAP	Reclassifications	Reclassified	Adjustments upon adoption of IFRS		IFRS for the year ended	IFRS
Application of equity method of accounting	(7.9)	–	(7.9)	7.9	(4)	–	–

Net earnings	471.2	–	471.2	(133.2)		338.0	Net earnings

Other comprehensive income (loss), net of income taxes							Other comprehensive income, net of income taxes

Change in net unrealized gains and losses on available for sale securities	363.1	–	363.1	(363.1	)(4)	–	–

Reclassification of net realized (gains) losses to net earnings	(492.9)	–	(492.9)	492.9	(4)	–	–

Change in unrealized foreign currency translation gains (losses)	122.3	–	122.3	(1.3	)(10)	121.0	Change in unrealized foreign currency translation gains (losses)

Change in gains and losses on hedge of net investment in foreign subsidiary	(28.2)	–	(28.2)	–		(28.2)	Change in gains and losses on hedge of net investment in foreign subsidiary

Share of other comprehensive income of investments, at equity	14.5	–	14.5	(1.7	)(4)	12.8	Share of other comprehensive income of associates

				9.0	(2)		Change in actuarial gains and losses on defined benefit plans
–	–	–	–	21.6	(8)	30.6

Other comprehensive income (loss), net of income taxes	(21.2)	–	(21.2)	157.4		136.2	Other comprehensive income, net of income taxes

Comprehensive income	450.0	–	450.0	24.2		474.2	Comprehensive income

Attributable to:							Attributable to:
Shareholders of Fairfax	447.7	–	447.7	24.7		472.4	Shareholders of Fairfax
Non-controlling interests	2.3	–	2.3	(0.5)		1.8	Non-controlling interests

	450.0	–	450.0	24.2		474.2